UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-14461

Audacy, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-1701044**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2400 Market Street, 4th Floor
Philadelphia, Pennsylvania 19103
(Address of principal executive offices and zip code)

(610) 660-5610
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A Common Stock, par value $.01 per share	AUD	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	**Accelerated filer**	☒
Non-accelerated filer	☐	**Smaller reporting company**	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act and Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes** ☐ **No** ☒

The aggregate market value of the Class A common stock held by non-affiliates of the registrant as of the last business day of the registrant's most recently completed second fiscal quarter, which was June 30, 2022, was $110,850,101 based on the closing price of $0.94 on the New York Stock Exchange on such date. The market value of the registrant's Class B common stock is not included in the above value as there is no active market for such stock.

Class A common stock, $0.01 par value 141,436,963 shares outstanding as of February 10, 2023
Class B common stock, $0.01 par value 4,045,199 shares outstanding as February 10, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information in the registrant's Definitive Proxy Statement for its 2023 Annual Meeting of Shareholders, pursuant to Regulation 14A, is incorporated by reference in Part III of this report, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year.

TABLE OF CONTENTS

CERTAIN DEFINITIONS

Unless the context requires otherwise, all references in this report to "Audacy," "we," the "Company," "us," "our" and similar terms refer to Audacy, Inc. and its consolidated subsidiaries, which would include any variable interest entities that are required to be consolidated under accounting guidance.

With respect to annual fluctuations within "Management's Discussion and Analysis of Financial Condition and Results of Operations", the designation of "nmf" represents "no meaningful figure." This designation is reserved for financial statement line items with such an insignificant change in annual activity that the fluctuation expressed as a percentage would not provide the users of the financial statements with any additional useful information.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains, in addition to historical information, statements by us with regard to our expectations as to financial results and other aspects of our business that involve risks and uncertainties and may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Forward-looking statements, including certain pro forma information, are presented for illustrative purposes only and reflect our current expectations concerning future results and events. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws including, without limitation: any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

You can identify forward-looking statements by our use of words such as "anticipates," "believes," "continues," "expects," "intends," "likely," "may," "opportunity," "plans," "potential," "project," "will," "could," "would," "should," "seeks," "estimates," "predicts" and similar expressions which identify forward-looking statements, whether in the negative or the affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. These forward-looking statements are subject to risks, uncertainties and other factors, some of which are beyond our control, which could cause actual results to differ materially from those forecasted or anticipated in such forward-looking statements. These risks, uncertainties and factors include, but are not limited to, the factors described in Part I, Item 1A, "Risk Factors."

Any pro forma information that may be included reflects adjustments and is presented for comparative purposes only and does not purport to be indicative of what has occurred or indicative of future operating results or financial position.

You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this report. We do not intend, and we do not undertake any obligation, to update these statements or publicly release the result of any revision(s) to these statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

We report our financial information on a calendar-year basis. Any reference to activity during the year is for the year ended December 31.

Any reference to the number of radio markets covered by us in top 15, 25 and 50 markets is sourced to the Spring 2022 publication of Nielsen's Radio Markets; Population, Rankings and Information.

ITEM 1. BUSINESS

Audacy is a leading, scaled, multi-platform audio content and entertainment company. We are the leading creator of live, original, local, premium audio content in the United States and the nation's leader in local sports and news radio. We are also one of the country's leading podcasters and operate a digital marketing solutions business, an events and experiences business, and the Audacy digital audio streaming platform featuring a wide array of broadcast audio, podcasting and exclusive digital content. Through our multi-channel platform, we engage our consumers each month with highly immersive content and experiences from voices and influencers our communities trust. Our robust portfolio of assets and integrated solutions help advertisers take advantage of the burgeoning audio opportunity through targeted reach and conversion, brand amplification and local activation - all at a national scale.

We are home to more than 40 professional sports teams and dozens of top college athletic programs. As one of the country's two largest radio broadcasters, we offer local and national advertisers integrated marketing solutions across our broadcast, digital, podcast and event platform, delivering the power of local connection on a national scale. Our nationwide footprint of radio stations includes leading positions concentrated in the top 50 markets in the US. We were organized in 1968 as a Pennsylvania corporation.

Our Digital and Live Events Platforms

We operate digital properties on multiple platforms, including websites, mobile apps, and social media. We expand our reach and engagement with unique digital content and amplify brand impact through social media integration with influential local talent.

Audacy App. We provide streaming services through our Audacy app and website, our integrated digital platform where consumers discover and connect live with premium, curated content powered by over 856 programmed radio stations and their websites, podcasts, audio on-demand, and exclusive content across entertainment, music, news and sports. Harnessing the power of our cumulative audience, this robust platform is delivering strong growth and deep engagement twenty-four hours a day, seven days a week.

Podcast Studios. Through our strategic acquisitions of Pineapple, Cadence13 and Podcorn (as defined below), along with the launch in 2022 of our 2400Sports podcast studio and our podcast creation efforts across our footprint of local newsrooms and studios, we are one of the top podcasters in the United States creating, distributing and monetizing premium podcasts to our audiences with more than 40 million monthly listeners across hundreds of premium owned and partner shows.

Our unique leadership position in podcasting leverages our scale across the top 50 markets, our enhanced targeted data capabilities, our top-rated portfolio of spoken word brands, and Cadence13, Pineapple Street and 2400Sport's capabilities as among the industry's leading developers and sellers of original podcast content.

Podcorn. In March 2021, we completed an acquisition of podcast influencers marketplace, Podcorn Media, Inc. ("Podcorn"). This acquisition expands our product offering for advertisers and builds on our position as one of the country's three largest podcast publishers. Podcorn creates an infrastructure for enabling direct podcaster and advertiser relationships, surfacing the most relevant matches to scale native branded content, driving higher ROI for brands, and enhancing how podcast creators monetize their content.

Sports Platform. We are the nation's leading collection of sports talk stations covering 25 of the top 50 markets and broadcast partner to over 40 professional sports teams and numerous college athletic programs. In November 2020, we acquired sports data and iGaming affiliate platform QL Gaming Group ("QLGG"), which brings data, analytics and insight-driven content to Audacy's sports broadcast stations, podcasts and our Audacy platform.

AmperWave. In October 2021, we completed an acquisition of WideOrbit's audio streaming and advertising technology business ("WO Streaming"). We operate WO Streaming under the name AmperWave. This acquisition gives us control of our product roadmap to deliver enhanced consumer-facing streaming features for our listeners and ad tech and ad product capabilities to better serve customers and drive new revenue opportunities..

Live Events. We are a leading creator of live, original events, including large-scale concerts, intimate live performances with big artists on small stages.

Our Strategy

Our strategy focuses on accelerating growth by capitalizing on scale, efficiencies and operating expertise to consistently deliver excellent premium audio content across our radio stations, podcasts, and exclusive digital programming to build and expand our audiences across our various distribution channels including our Audacy digital streaming platform. In addition, we focus on growing revenues by working to enhance our capacity to serve customers compelling opportunities to access our large and targeted audiences and deliver highly effective marketing programs across our various platforms utilizing our emerging toolkit of broadcast radio, network, endorsements, events and experiences, digital audio streaming, podcasting, digital marketing solutions, social media, and more. We also strive to offer a great place to work, where our talented high achievers can grow and thrive

Sources Of Revenue

The primary source of revenue for our radio stations is the sale of advertising time to local, regional and national advertisers and national network advertisers who purchase commercials in varying lengths. A growing source of revenue is from station-related digital product suites, which allow for enhanced audience interaction and participation, and integrated digital advertising solutions. A station's local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. We retain a national representation firm to sell to advertisers outside of our local markets.

Our stations are typically classified by their format, such as news, sports, talk, classic rock, urban, adult contemporary, alternative and country, among others. A station's format enables it to target specific segments of listeners sharing certain demographics. Advertisers and stations use data published by audience measuring services to estimate how many people within particular geographical markets and demographics listen to specific stations. Our geographically and demographically diverse portfolio of radio stations allows us to deliver targeted messages to specific audiences for advertisers on a local, regional and national basis.

A growing source of our revenues are derived from our digital and podcasting operations. The podcast advertising market is growing rapidly and we believe the acquisitions of Cadence13, Pineapple and Podcorn along with the 2022 launch of or 2400Sports studio and locally produced podcast content across our newsrooms and studios in top US markets position us well for sustained success in this space due to the scale of our radio broadcasting platform, and the powerful symbiotic opportunities, driven by our leading position in sports, news, and local personalities. The primary source of revenue for our podcasting operations is the sale of advertising time to regional and national advertisers who purchase commercials in varying lengths.

Spot Revenues

We sell air-time to advertisers and broadcast commercials at agreed upon dates and times. Our performance obligations are broadcasting advertisements for advertisers at specifically identifiable days and dayparts. The amount of consideration we receive and revenue we recognize is fixed based upon contractually agreed upon rates. We recognize revenue at a point in time when the advertisements are broadcast and the performance obligations are satisfied. Revenues are recorded on a net basis, after the deduction of advertising agency fees by the advertising agencies.

Digital Revenues

We provide targeted advertising through the sale of streaming and display advertisements on our station streams and digital platforms. Performance obligations include delivery of advertisements over our platforms or delivery of targeted advertisements directly to consumers. We recognize revenue at a point in time when the advertisements are delivered and the performance obligations are satisfied. Revenues are recorded on a net basis, after the deduction of advertising agency fees by the advertising agencies.

We also provide embedded advertisements in our owned and operated podcasts and other on-demand content. Performance obligations include delivery of advertisements. We recognize revenue at a point in time when the advertisements are delivered and the performance obligations are satisfied. Revenues are recorded on a net basis, after the deduction of advertising agency fees by the advertising agencies.

We also operate a premier digital agency business that serves local and national advertisers. Our offerings span all facets of digital advertising, with a suite of products that can fit nearly every advertiser's needs, helping them generate strong returns from their digital campaigns. Advertisers can seamlessly buy across our broadcast platform, our owned digital assets like streaming and podcasting, and our third-party digital offerings like search, social, email and video.

Through our acquisition of Pineapple, we create podcasts, for which we earn production fees. Performance obligations include the delivery of episodes. These revenues are fixed based upon contractually agreed upon terms. We recognize revenue over the term of the production contract.

Network Revenues

We sell air-time on our Audacy Network. The amount of consideration we receive and revenue we recognize is fixed based upon contractually agreed upon rates. We recognize revenue at a point in time when the advertisements are broadcast and the performance obligations are satisfied. Revenues are recorded on a net basis, after the deduction of advertising agency fees by the advertising agencies.

Sponsorship and Event Revenues

We sell advertising space at live and local events hosted by us across the country. We also earn revenues from attendee-driven ticket sales and merchandise sales. Performance obligations include the presentation of the advertisers' branding in highly visible areas at the event. These revenues are recognized at a point in time, as the event occurs and the performance obligations are satisfied.

We also sell sponsorships including, but not limited to, naming rights related to our programs or studios. Performance obligations include the mentioning or displaying of the sponsors' name, logo, product information, slogan or neutral descriptions of the sponsors' goods or services in acknowledgement of their support. These revenues are fixed based upon contractually agreed upon terms. We recognize revenue over the length of the sponsorship agreement based upon the fair value of the deliverables included.

Other Revenues

We earn revenues from on-site promotions and endorsements from talent. Performance obligations include the broadcasting of such endorsements at specifically identifiable days and dayparts or at various local events. We recognize revenue at a point in time when the performance obligations are satisfied.

We earn trade and barter revenue by providing advertising broadcast time in exchange for certain products, supplies, and services. We include the value of such exchanges in both net revenues and station operating expenses. Trade and barter value is based upon management's estimate of the fair value of the products, supplies and services received. We recognize revenue at a point in time when the advertisements are broadcast and the performance obligations are satisfied.

Competition

The radio broadcasting, digital and podcasting industries are highly competitive. We compete for listeners and advertising revenue with other radio stations, podcasters, audio and event companies. Specifically, we compete for audiences and advertising revenues with other media including: digital audio streaming, podcasts, satellite radio, broadcast television, digital, satellite and cable television, newspapers and magazines, outdoor advertising, direct mail, yellow pages, wireless media alternatives, cellular phones and other forms of audio entertainment and advertisement.

We believe our robust portfolio of assets and integrated solutions offer advertisers today's most engaged audiences through targeted reach, brand amplification and local activation at a national scale, which allows us to compete effectively against other broadcast radio operators and other media.

Federal Regulation of Radio Broadcasting

Overview. The radio broadcasting industry is subject to extensive and changing government regulation of, among other things, ownership limitations, program content, advertising content, technical operations and business and employment practices. The ownership, operation and sale of radio stations are subject to the jurisdiction of the Federal Communications Commission (the "FCC") pursuant to the Communications Act of 1934, as amended (the "Communications Act").

The following is a brief summary of certain provisions of the Communications Act and of certain specific FCC regulations and policies. This summary is not a comprehensive listing of all of the regulations and policies affecting radio stations. For further information concerning the nature and extent of federal regulation of radio stations, you should refer to the Communications Act, FCC rules and FCC public notices and rulings.

FCC Licenses. The operation of a radio broadcast station requires a license from the FCC. We hold the FCC licenses for our stations in wholly owned subsidiaries. While there are no national radio station ownership caps, FCC rules do limit the number of stations within the same market that a single individual or entity may own or control.

Ownership Rules. The FCC sets limits on the number of radio broadcast stations an entity may permissibly own within a market. Same-market FCC numeric ownership limitations are based: (i) on markets as defined and rated by Nielsen Audio; and (ii) in areas outside of Nielsen Audio markets, on markets as determined by overlap of specified signal contours.

Ownership Attribution. In applying its ownership limitations, the FCC generally considers only "attributable" ownership interests. Attributable interests generally include: (i) equity and debt interests which when combined exceed 33% of a licensee's or other media entity's total asset value, if the interest holder supplies more than 15% of a station's total weekly programming or has an attributable interest in any same-market media (television, radio, cable or newspaper), with a higher threshold in the case of investments in certain "eligible entities" acquiring broadcast stations; (ii) a 5% or greater direct or indirect voting stock interest, including certain interests held in trust, unless the holder is a qualified passive investor, in which case the threshold is a 20% or greater voting stock interest; (iii) any equity interest in a limited liability company or a partnership, including a limited partnership, unless properly "insulated" from management activities; and (iv) any position as an officer or director of a licensee or of its direct or indirect parent.

Foreign Ownership Rules. The Communications Act prohibits the issuance to, or holding of broadcast licenses by, foreign governments or aliens, non-U.S. citizens, whether individuals or entities, including any interest in a corporation which holds a broadcast license if more than 20% of the licensee's capital stock is owned or voted by aliens. In addition, the FCC may prohibit any corporation from holding a broadcast license if the corporation is directly or indirectly controlled by any other corporation of which more than 25% of the capital stock is owned of record or voted by aliens if the FCC finds that the prohibition is in the public interest. The Communications Act gives the FCC discretion to allow greater amounts of alien ownership. The FCC considers investment proposals from international companies or individuals on a case-by-case basis.

License Renewal. Radio station licenses issued by the FCC are ordinarily renewable for an eight-year term. A station may continue to operate beyond the expiration date of its license if a timely filed license renewal application is pending. All of our licenses have been renewed and are current or we have timely filed license renewal applications.

The FCC is required to renew a broadcast station's license if the FCC finds that the station has served the public interest, convenience and necessity; there have been no serious violations by the licensee of the Communications Act or the FCC's rules and regulations; and there have been no other violations by the licensee of the Communications Act or the FCC's rules and regulations that, taken together, constitute a pattern of abuse. If a challenge is filed against a renewal application, and, as a result of an evidentiary hearing, the FCC determines that the licensee has failed to meet certain fundamental requirements and that no mitigating factors justify the imposition of a lesser sanction, the FCC may deny a license renewal application. In certain instances, the FCC may renew a license application for less than a full eight-year term. Historically, our FCC licenses have generally been renewed for the full term.

Transfer or Assignment of Licenses. The Communications Act prohibits the assignment of broadcast licenses or the transfer of control of a broadcast licensee without the prior approval of the FCC. In determining whether to grant such approval, the FCC considers a number of factors pertaining to the existing licensee and the proposed licensee, including: (i) compliance with the various rules limiting common ownership of media properties in a given market; (ii) the "character" of the proposed licensee; and (iii) compliance with the Communications Act's limitations on alien ownership as well as general compliance with FCC regulations and policies.

Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." A licensee is required to present programming that is responsive to issues in the station's community of license and to maintain records demonstrating this responsiveness. The FCC regulates, among other things, political advertising; sponsorship identification; the advertisement of contests and lotteries; the conduct of station-run contests; obscene, indecent and profane broadcasts; certain employment practices; and certain technical operation requirements, including limits on human exposure to radio-frequency radiation. The FCC considers complaints from listeners concerning a station's public-service programming, employment practices, or other operational issues when processing a renewal application filed by a station, but the FCC may consider complaints at any time and may impose fines or take other action for violations of the FCC's rules separate from its action on a renewal application.

FCC regulations prohibit the broadcast of obscene material at any time as well as the broadcast, between the hours of 6:00 a.m. and 10:00 p.m., of material it considers "indecent" or "profane". The FCC has historically enforced licensee compliance in this area through the assessment of monetary forfeitures. Such forfeitures may include: (i) imposition of the maximum authorized fine for egregious cases ($479,945 for a single violation, up to a maximum of $4,430,255 for a continuing violation); and (ii) imposition of fines on a per utterance basis instead of a single fine for an entire program. There may be indecency complaints that have been submitted to the FCC of which we have not yet been notified.

Enforcement Authority. The FCC has the power to impose penalties for violations of its rules under the Communications Act, including the imposition of monetary fines, the issuance of short-term licenses, the imposition of a condition on the renewal of a license, the denial of authority to acquire new stations, and the revocation of operating authority. The maximum fine for a single violation of the FCC's rules (other than the rules regarding indecency and profanity) is $59,316.

Proposed and Recent Changes. Congress, the FCC and other federal agencies are considering or may in the future consider and adopt new laws, regulations and policies regarding a wide variety of matters that could: (i) affect, directly or indirectly, the operation, ownership and profitability of our radio stations; (ii) result in the loss of audience share and advertising revenues for our radio stations; or (iii) affect our ability to acquire additional radio stations or to finance those acquisitions.

Federal Antitrust Laws. The federal agencies responsible for enforcing the federal antitrust laws, the Federal Trade Commission ("FTC") and the U.S. Department of Justice ("DOJ"), may investigate certain acquisitions. For an acquisition meeting certain size thresholds, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 requires the parties to file Notification and Report Forms with the FTC and the DOJ and to observe specified waiting-period requirements before consummating the acquisition.

HD Radio

AM and FM radio stations may use the FCC selected In-Band On-Channel ("IBOC") as the exclusive technology for terrestrial digital operations. IBOC is known as "HD Radio." We currently use HD Radio digital technology on most of our FM stations. The advantages of digital audio broadcasting over traditional analog broadcasting technology include improved sound quality, the availability of additional channels and the ability to offer a greater variety of auxiliary services.

Human Capital

As of December 31, 2022, we had 3,539 full-time employees and 1,430 part-time employees. With respect to certain of our stations in our Boston, Chicago, Detroit, Hartford, Kansas City, Los Angeles, Minneapolis, New York City, Philadelphia, Pittsburgh, San Francisco and St. Louis markets, we are a party to collective bargaining agreements with the Screen Actors Guild - American Federation of Television and Radio Artists ("SAG-AFTRA"). With respect to certain of our stations in our Chicago, Los Angeles, and New York City markets, we are a party to collective bargaining agreements with the Writers Guild of America East ("WGAE") and/or Writers Guild of America West ("WGAW"). Our Pineapple Street Studios also recently recognized the WGAE as representing certain employees of that division and is in the process of negotiating an initial contract. With respect to certain of our stations in our Chicago, Los Angeles, New York City, San Francisco, and St. Louis markets, we are a party to collective bargaining agreements with the International Brotherhood of Electrical Workers ("IBEW"). Finally, the Digital and Multimedia Workers Union recently was certified to represent certain employees in our San Francisco market. We believe that our relations with our employees are good.

We believe that our future success depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive salaries and bonuses, opportunities for equity ownership, development programs that enable continued learning and growth, and an employment package that promotes well-being across all aspects of their lives, including health care, retirement planning and paid time off.

We value diversity at all levels and continue to focus on extending our diversity and inclusion initiatives across our entire workforce. Our Diversity, Equity and Inclusion ("DEI") Council, comprised of representatives from across our Company, supports our current DEI initiatives, and is responsible for championship and communicating future DEI initiatives. Through our year-long fellowship experiences, which include on-the-job learning and growth opportunities, we welcome recent college graduates from underrepresented groups and underserved communities, as well as others who demonstrate the talent and desire to pursue a career in audio to fill key openings across our organization. The fellowship program is a structured one-year job assignment complete with coaching, mentoring and career development experiences to foster a rapid learning and growth environment among the cohort, while increasing the successful integration of early career talent within our team.

Corporate Governance

Code Of Business Conduct And Ethics. We have a Code of Business Conduct and Ethics that applies to each of our employees, including our principal executive officers and senior members of our finance department. Our Code of Business Conduct and Ethics can be found on the "Investors" sub-page of our website located at www.audacyinc.com/investors/corporate-governance.

Board Committee Charters. Each of our Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee has a committee charter as required by the rules of the New York Stock Exchange (the "NYSE"). These committee charters can be found on the "Investors" sub-page of our website located at www.audacyinc.com/investors/corporate-governance.

Corporate Governance Guidelines. NYSE rules require our Board of Directors (the "Board") to establish certain Corporate Governance Guidelines. These guidelines can be found on the "Investors" sub-page of our website located at www.audacyinc.com/investors/corporate-governance.

Environmental Compliance

As the owner, lessee or operator of various real properties and facilities, we are subject to various federal, state and local environmental laws and regulations. Historically, compliance with these laws and regulations has not had a material adverse effect on our business.

Seasonality

Seasonal revenue fluctuations are common in the radio broadcasting industry and are due primarily to fluctuations in advertising expenditures. Typically, revenues are lowest in the first calendar quarter of the year. Due to this seasonality and certain other factors, the results of interim periods may not necessarily be indicative of results for the full year. In additions, our operations are impacted by political cycles and generally experience higher revenues in congressional and presidential election years. This cyclicity may affect comparability between years.

Internet Address and Internet Access to Periodic and Current Reports

You can find more information about us that includes a list of our stations in each of our markets on our Internet website located at www.audacyinc.com. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge through our Internet website as soon as reasonably practicable after we electronically file such material with the Securities and Exchange Commission (the "SEC"). The contents of our websites are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only. We will also provide a copy of our annual report on Form 10-K upon any written request.

ITEM 1A.   RISK FACTORS

Many statements contained in this report are forward-looking in nature. See "Note Regarding Forward-Looking Statements." These statements are based on current plans, intentions or expectations, and actual results could differ materially as we cannot guarantee that we will achieve these plans, intentions or expectations. Among the factors that could cause actual results to differ are the following:

RISKS RELATED TO OUR BUSINESS

The effects of the current macroeconomic conditions and novel coronavirus ("COVID-19") global pandemic on our operations and the operations of our customers, have had, and may continue to have, a material adverse effect on our business, financial condition, results of operations, or cash flows.

As a result of the current macroeconomic conditions and the COVID-19 pandemic, we have experienced and may continue to experience disruptions that have adversely impacted our business, results of operations and financial position. Specifically, our national and local businesses that we currently rely on with respect to our operations, may continue to experience disruptions in supply chains, labor market constraints, closing of facilities and suspension of production, and reduction in demand for many goods and services. These disruptions could continue to result in a decrease in advertising spend and/or heighten the risk with respect to collectability of our accounts receivable. These disruptions have adversely impacted our revenue, results of operations and financial operations.

Additionally, our Credit Facility requires us to maintain compliance with a maximum Consolidated Net First Lien Leverage Ratio (as defined in the Credit Facility) that cannot exceed 4.0 times. Under certain limited circumstances, the Consolidated Net First Lien Leverage ratio can increase to 4.5 times for a limited period of time. Our ability to comply with this financial covenant may be affected by operating performance or other events beyond our control as a result of the current macroeconomic conditions and the COVID-19 pandemic. There can be no assurance that we will comply with these covenants. A default under the Credit Facility could have a material adverse effect on our business. We may seek from time to time to further amend our Credit Facility or obtain other funding or additional funding, which may result in higher interest rates on our debt. However, we may not be able to do so on terms that are acceptable or to the extent necessary to avoid a default, depending upon conditions in the credit markets, the length and depth of the market reaction to the current macroeconomic conditions and the COVID-19 pandemic and our ability to compete in this environment. In 2024, $887.4 million of debt is set to mature beginning in July 2024.

Additionally, we may continue to divest non-strategic assets of the Company to execute cash and debt management plans for the benefit of the covenant calculation, as permitted under the credit agreement related to both its Credit Facility and Accounts Receivable Facility (as such terms are defined in Note 12 below).

The extent to which our results continue to be affected by the current macroeconomic conditions and COVID-19 will largely depend on future developments, which cannot be accurately predicted and are uncertain, including, but not limited to: the duration, scope and severity of the current macroeconomic conditions and the COVID-19 pandemic, and any additional resurgences or COVID-19 variants; the effect of the current macroeconomic conditions and the COVID-19 pandemic on our customers and the ability of our clients to meet their payment terms; the public's willingness to attend live events; and the pace of recovery. The current macroeconomic conditions and the COVID-19 pandemic have had, and may continue to have, a material adverse effect on our business, financial condition, results of operations, or cash flows, as well as heighten the other risks discussed in this Item 1A, Risk Factors.

Our results may be impacted by economic trends.

Our net revenues continued to improve in the first six months of 2022 compared to the same period in 2021. This increase was primarily as a result of economic recovery and improvements across all segments of our business from the depressed levels of 2020 caused by the Covid-19 pandemic. However, we did experience an overall decline in revenues in the last six months of 2022 as compared to the same period in 2021 due to the current macroeconomic conditions.

Our results of operations could be negatively impacted by economic fluctuations or future economic downturns. Also, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions. The risks associated with our business could be more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in advertising expenditures. A decrease in advertising expenditures could adversely impact our business, financial condition and result of operations.

There can be no assurance that we will not experience an adverse impact on our ability to access capital, which could adversely impact our business, financial condition and results of operations. In addition, our ability to access the capital markets may be severely restricted at a time when we would like or need to do so, which could have an adverse impact on our capacity to react to changing economic and business conditions.

We may be adversely affected by the effects of inflation.

Inflation has the potential to adversely affect our liquidity, business, financial condition and results of operations by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has resulted in, and may continue to result in, higher interest rates and capital costs, increased costs of labor, weakening exchange rates and other similar effects. As a result of inflation, we have experienced and may continue to experience, cost increases. Although we may take measures to mitigate the impact of this inflation, if these measures are not effective, our business, financial condition, results of operations and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost of inflation is incurred.

Our operations may be adversely affected by changes in programming and competition for advertising revenues.

We operate in a highly competitive business. We compete for audiences with advertising revenues as our principal source of income. We compete directly with other radio stations, as well as with other media, such as broadcast, cable and satellite television, satellite radio and pure-play digital audio, newspapers and magazines, national and local digital services, outdoor advertising and direct mail. We also compete for advertising dollars with other large companies such as Facebook, Google and Amazon.We have diversified our business but are still heavily dependent on radio. Radio continues to be challenged given the other forms of media available and there is no guarantee that radio will be able to regain share from its competition. Audience ratings and market shares are subject to change, and any decrease in our listenership ratings or market share in a particular market could have a material adverse effect on the revenues of our stations located in that market. Audience ratings and market shares could be affected by a variety of factors, including changes in the format or content of programming (some of which may be outside of our control), personnel changes, demographic shifts and general broadcast listening trends. Adverse changes in any of these areas or trends could adversely impact our business, financial condition, results of operations and cash flows.

We cannot predict the competitive effect of changes in audio content distribution or changes in technology.

The radio broadcasting industry is subject to rapid technological change, evolving industry standards and the emergence of new media technologies and services with which we compete for listeners and advertising revenues. We may lack the resources to acquire new technologies or introduce new services to allow us to effectively compete with these new offerings. Competing technologies and services which compete for listeners and advertising revenues traditionally spent on audio advertising include: (i) personal audio devices such as smart phones; (ii) satellite-delivered digital radio services that offer numerous programming channels such as SiriusXM Satellite Radio; (iii) audio programming by internet content providers and internet radio stations such as Spotify and Pandora; (iv) low-power FM radio stations, which are non-commercial FM radio broadcast outlets that serve small, localized areas; (v) digital audio files made available on the Internet for downloading to a computer or mobile device such as podcasts that permit users to listen to programming on a time-delayed basis and to fast-forward through programming and/or advertisements; and (vi) search engine and e-commerce websites where a significant portion of their revenues are derived from advertising revenues such as Google and Yelp.

We cannot predict the effect, if any, that competition arising from new technologies may have on us or on our financial condition, results of operations and cash flows.

Our business depends on keeping pace with technological developments.

Our success is, to a large extent, dependent on our ability to acquire, develop, adopt and leverage new and existing technologies, and our competitors' use of certain types of technology may provide them with a competitive advantage. We have recently acquired new ad tech capabilities and launched new streaming platforms, ad tech and ad products. New technologies can materially impact our businesses in a number of ways, including affecting the demand for our products, the distribution methods of our products and content to our customers, the ways in which our customers can consume our content and the growth of distribution platforms available to advertisers. If we choose technology that is not as effective or attractive to consumers as that employed by our competitors, if we fail to employ technologies desired by consumers before our competitors do so, or if we fail to execute effectively on our technology initiatives, our businesses and results of operations could be adversely affected. We also will continue to incur additional costs as we execute our technology initiatives. There can be no assurance that we can execute on these and other initiatives in a manner sufficient to grow or maintain our revenue or to successfully compete in the future.

Cybersecurity threats could have a material adverse effect on our business.

The use of our computers and digital technology in substantially all aspects of our business operations gives rise to cybersecurity risks, including malware, spam, advanced persistent threats, email Denial of Service, or DoS, and Distributed Denial of Service, or DDoS, data leaks, and other security threats. A cybersecurity attack could compromise confidential information or disrupt our operations. There can be no assurance that we, or the information security systems we implement, will protect against all of these rapidly changing risks. A cybersecurity incident has previously, and could in the future, increase our operating costs, disrupt our operations, harm our reputation, or subject us to liability under contracts with our commercial partners, or laws and regulations that protect personal data. We maintain insurance coverage against certain of such risks, but cannot guarantee that such coverage will be applicable or sufficient with respect to any given incident or on-going incidents that go undetected. Our information security systems and processes, which are designed to protect the confidentiality, integrity and availability of networks, systems, applications and digital information, cannot provide absolute security. Further, advances in technology and the increasing sophistication of attackers have led to more frequent and effective cyberattacks, including advanced persistent threats by state-sponsored actors, cyberattacks relying on complex social engineering or "phishing" tactics, ransomware attacks, and other methods. Cybersecurity breaches could result in an increase in costs related to securing our systems against cybersecurity threats, defending against litigation, responding to regulatory investigation, and other remediation costs or capital expense associated with detecting, preventing, and responding to cybersecurity incidents, including augmenting backup and recovery capabilities.

In 2019, we experienced cyber attacks which temporarily disrupted certain business operations, and, although these events did not have a material adverse effect on our operating results, there can be no assurance of a similar result in the future. Although we have developed, and further enhanced, our systems and processes that are designed to protect personal information and prevent data loss and other security breaches such as those we have experienced in the past, such measures cannot provide absolute security.

The loss of, or difficulty attracting, motivating and retaining, key personnel could have a material adverse effect on our business.

Our business depends upon the continued efforts, abilities and expertise of our executive officers and other key personnel. We believe that the loss of one or more of these individuals could adversely impact our business, financial condition, results of operations and cash flows.

Competition for experienced professional personnel is intense, and we must work to retain and attract these professionals. For example, our radio stations and podcasting operations compete for creative and on-air talent with other radio stations, audio companies and other media, such as broadcast, cable and satellite television, digital media and satellite radio. Changes in program talent, due to competition and other reasons, could materially and negatively affect our ratings and our ability to attract local and national advertisers, which could in turn adversely affect our revenues.

Increases in or new royalties, including through legislation, could adversely impact our business, financial condition and results of operations.

We must pay royalties to the copyright owners of musical compositions (e.g., song composers, publishers, et al.) for the public performance of such musical compositions on our radio stations and internet streams. We satisfy this requirement by obtaining blanket public performance licenses from performing rights organizations ("PROs"). We pay fees to the PROs for these licenses, and the PROs in turn compensate the copyright owners. We currently maintain, and pay all fees associated with, public performance licenses from the following PROs: American Society of Composers, Authors and Publishers ("ASCAP"), Broadcast Music, Inc. ("BMI"), SESAC, Inc. ("SESAC"), and Global Music Rights ("GMR"). The royalty rates we pay to copyright owners for the public performance of musical compositions on our radio stations and internet streams could increase as a result of private negotiations and the emergence of new PROs, which could adversely impact our businesses, financial condition, results of operations and cash flows.

We must also pay royalties to the copyright owners of sound recordings (e.g., record labels, recording artists, et al.) for the digital audio transmission of such sound recordings on the Internet. We pay such royalties under federal statutory licenses and pay applicable license fees to SoundExchange, the non-profit organization designated by the United States Copyright Royalty

Board ("CRB") to collect such license fees. The royalty rates applicable to sound recordings under federal statutory licenses are subject to adjustment by the CRB. The royalty rates we pay to copyright owners for the digital audio transmission of sound recordings on the Internet could increase as a result of private negotiations, regulatory rate-setting processes, or administrative and court decisions, which could adversely impact our businesses, financial condition, results of operations and cash flows.

We do not pay royalties for the public performance of sound recordings by means of terrestrial broadcasts on our radio stations. However, from time-to-time, Congress considers legislation that would require radio broadcasters to pay royalties to applicable copyright owners for the public performance of sound recordings by means of terrestrial broadcasts. Such proposed legislation has been the subject of considerable debate and activity by the radio broadcast industry and other parties that could be affected. We cannot predict whether or not any such proposed legislation will become law. New royalty rates for the public performance of sound recordings by means of terrestrial broadcasts on our radio stations could increase our expenses, which could adversely impact our businesses, financial condition, results of operations and cash flows.

Federal copyright law has historically provided copyright protection for sound recordings made and fixed to a tangible medium on or after February 15, 1972. The Music Modernization Act ("MMA") signed into law on October 11, 2018 (the "MMA Enactment Date") extends federal copyright protection, and preempts all State laws applicable, to sound recordings created prior to February 15, 1972 (the "Pre-1972 Recordings") as of the MMA Enactment Date. A number of recording artists and independent record labels claim the laws of certain States provide copyright protections for their Pre-1972 Recordings, and have brought claims in those States against several radio broadcasters (including CBS Radio) for allegedly infringing on the exclusive public performance right of such recording artists and record labels in their Pre-1972 Recordings.

An adverse decision against us or other broadcasters in these types of matters or new legislation in this area could impede our ability to broadcast or stream the Pre-1972 Recordings and/or increase our royalty payments, as well as expose us to liability for past broadcasts.

The failure to protect our intellectual property could adversely impact our business, financial condition and results of operations.

Our ability to protect and enforce our intellectual property rights is important to the success of our business. We endeavor to protect our intellectual property under trade secret, trademark, copyright and patent law, and through a combination of employee and third-party non-disclosure agreements, other contractual restrictions, and other methods. We have registered trademarks in state and federal trademark offices in the United States and enforce our rights through, among other things, filing oppositions with the U.S. Patent and Trademark Offices. There is a risk that unauthorized digital distribution of our content could occur, and competitors may adopt names similar to ours or use confusingly similar terms as keywords in internet search engine advertising programs, thereby impeding our ability to build brand identity and leading to confusion among our audience or advertisers. Moreover, maintaining and policing our intellectual property rights may require us to spend significant resources as litigation or proceedings before the U.S. Patent and Trademark Office, courts or other administrative bodies, is unpredictable and may not always be cost-effective. There can be no assurance that we will have sufficient resources to adequately protect and enforce our intellectual property. The failure to protect and enforce our intellectual property could adversely impact our business, financial condition, results of operations and cash flows.

We may be subject to claims and litigation from third parties claiming that our operations infringe on their intellectual property. Any intellectual property litigation could be costly and could divert the efforts and attention of our management and technical personnel, which could have a material adverse effect on our business, financial condition and results of operations. If any such actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to operate our business.

We are subject to extensive regulations and are dependent on federally-issued licenses to operate our radio stations. Failure to comply with such regulations could have a material adverse impact on our business.

The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act. See Federal Regulation of Radio Broadcasting under Part I, Item 1, "Business." We are required to obtain licenses from the FCC to operate our radio stations. Licenses are normally granted for a term of eight years and are renewable. Although the vast majority of FCC radio station licenses are routinely renewed, there can be no assurance that the FCC will approve our future renewal applications or that the renewals will not include conditions or qualifications. During the periods when a renewal application is pending, informal objections and petitions to deny the renewal application can be filed by interested parties, including members of the public, on a variety of grounds. The non-renewal, or renewal with substantial conditions or modifications, of one or more of our licenses could have a material adverse impact on our business, financial condition, results of operations and cash flows.

We must comply with extensive FCC regulations and policies in the ownership and operation of our radio stations. FCC regulations limit the number of radio stations that a licensee can own in a market, which could restrict our ability to consummate future transactions and in certain circumstances could require us to divest some radio stations. The FCC's rules governing our radio station operations impose costs on our operations, and changes in those rules could have an adverse effect on our business. The FCC also requires radio stations to comply with certain technical requirements to limit interference between two or more radio stations. If the FCC relaxes these technical requirements, it could impair the signals transmitted by our radio stations and could adversely impact our business, financial condition and results of operation. Moreover, these FCC regulations may change over time, and there can be no assurance that changes would not adversely impact our business, financial condition and results of operations. From time to time, we are the subject of investigations by the FCC in the normal course of business.

Congress or federal agencies that regulate us could impose new regulations or fees on our operations that could have a material adverse effect on us.

There has been in the past and there could be again in the future proposed legislation that requires radio broadcasters to pay additional fees such as a spectrum fee for the use of the spectrum. In addition, there has been proposed legislation which would impose a new royalty fee that would be paid to record labels and performing artists for use of their recorded music. It is currently unknown what impact any potential required royalty payments or fees would have on our business, financial condition, results of operations and cash flows.

We depend on selected market clusters of radio stations for a material portion of our revenues.

For 2022, we generated over 50% of our as reported net revenues from 10 of our markets, which were Boston, Chicago, Dallas, Detroit, Los Angeles, Miami, New York City, Philadelphia, San Francisco and Washington, D.C. Accordingly, we have greater exposure to adverse events or conditions in any of these markets, such as changes in the economy, shifts in population or demographics, or changes in audience tastes, which could adversely impact our business, financial condition, results of operations and cash flows.

Impairments to our broadcasting licenses and goodwill have reduced our earnings.

We have incurred impairment charges that resulted in non-cash write-downs of our broadcasting licenses and goodwill. A significant portion of these impairment losses was recorded in 2008 during the recession, during the fourth quarter of 2018 as a result of an interim impairment assessment, during the fourth quarter of 2019 in connection with our annual impairment assessment, during the second and third quarters of 2020 as a result of interim impairment assessments, and during the fourth quarter of 2020 in connection with our annual impairment assessment. As of December 31, 2022, our broadcasting licenses and goodwill comprised approximately 66% of our total assets.

The annual impairment assessment conducted during the fourth quarter of 2022 and 2021 indicated the fair value of our broadcasting licenses and the fair value of our podcast reporting unit and QLGG reporting unit was greater than their respective carrying amounts. Accordingly, no impairment loss was recorded.

The interim impairment assessments conducted during the second and third quarters of 2020 indicated that the fair value of our broadcasting licenses was less than their respective carrying amounts for certain of our markets. Accordingly, during those quarters we recorded an impairment loss of $4.1 million, ($3.0 million, net of tax) and $11.8 million, ($8.7 million, net of tax), respectively.

The annual impairment assessment conducted during the fourth quarter of 2020 indicated that the fair value of our broadcasting licenses was less than their respective carrying amounts for certain of our markets. Accordingly, we recorded an impairment loss of $246.0 million, ($180.4 million, net of tax).

The valuation of our broadcasting licenses and our reporting units is subjective and based on our estimates and assumptions rather than precise calculations. The fair value measurements for our broadcasting licenses and our reporting units use significant unobservable inputs and reflect our own assumptions, including market share and profit margin for an average station, growth within a radio market, estimates of costs and losses during early years, potential competition within a radio market and the appropriate discount rate used in determining fair value.

As a result of the large goodwill impairment loss recorded during the fourth quarter of 2019, our remaining goodwill is attributable solely to recent acquisitions. The fair value of acquired goodwill is based upon our estimates of the fair values using an income approach. Our fair value analysis contains assumptions based on past experience, reflects expectations of industry observers and includes judgments about future performance using industry normalized information.

If events occur or circumstances change that would reduce the fair value of the broadcasting licenses and reporting units below the amount reflected on the balance sheet, we could be required to recognize impairment charges, which may be material, in future periods. Current accounting guidance does not permit a valuation increase.

We have significant obligations relating to our current operating leases.

As of December 31, 2022, we had future operating lease commitments of approximately $280.0 million that are disclosed in Note 23, Contingencies And Commitments, in the accompanying notes to our audited consolidated financial statements. We are required to make certain estimates at the inception of a lease in order to determine whether the lease is an operating or finance lease. In February 2016, the accounting guidance was modified to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. The most notable change in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases with a term of more than one year. This guidance was effective for us as of January 1, 2019. The impact of this guidance had a material impact on our financial position and the impact to our results of operations and cash flows was not material. As of January 1, 2019, we recorded a cumulative-effect adjustment to our accumulated deficit of $4.7 million, net of taxes of $1.7 million. This adjustment was attributable to the recognition of deferred gains from a sale and leaseback transaction under the previous accounting guidance for leases. The most significant impact of the adoption of the new leasing guidance was the recognition of ROU assets and lease liabilities for operating leases on the balance sheet of $288.7 million and $306.2 million, respectively, on January 1, 2019. The difference between the ROU assets and lease liabilities recorded upon implementation was primarily attributable to deferred rent balances and unfavorable lease liabilities which were combined and presented net within the ROU assets.

Our business is dependent upon the proper functioning of our internal business processes and information systems, and modification or interruption of such systems may disrupt our business, processes and internal controls.

The proper functioning of our internal business processes and information systems is critical to the efficient operation and management of our business. If these information technology systems fail or are interrupted, our operations and operating results may be adversely affected. Our business processes and information systems need to be sufficiently scalable to support the future growth of our business and may require modifications or upgrades that expose us to a number of operational risks. Our information technology systems, and those of third-party providers, may also be vulnerable to damage or disruption caused by circumstances beyond our control. These include catastrophic events, power anomalies or outages, computer system or network failures and natural disasters. Any material disruption, malfunction or similar challenges with our business processes or information systems, or disruptions or challenges relating to the transition to new processes, systems or providers, could adversely impact our business, financial position, results of operations and cash flow.

The FCC has engaged in vigorous enforcement of its indecency rules against the broadcast industry, which could have a material adverse effect on our business.

FCC regulations prohibit the broadcast of obscene material at any time and indecent or profane material between the hours of 6:00 a.m. and 10:00 p.m. The FCC has threatened on more than one occasion to initiate license revocation proceedings against a broadcast licensee who commits a "serious" indecency violation. Further, broadcasting obscene, indecent or profane programming, may potentially subject broadcasters to license revocation, renewal or qualification proceedings. We may in the future become subject to inquiries or proceedings related to our stations. To the extent that these proceedings result in the imposition of fines, a settlement with the FCC, revocation of any of our station licenses or denials of license renewal applications, our business, financial condition, results of operations and cash flow could be adversely impacted.

We may be unable to effectively integrate our acquisitions, which could have a material adverse effect on our business.

The integration of acquisitions involves numerous risks, including:

- the possibility of faulty assumptions underlying our expectations regarding the integration process;
- the potential coordination of a greater number of diverse businesses and/or businesses located in a greater number of geographic locations;
- retaining existing customers and attracting new customers;

- the potential diversion of management's focus and resources from other strategic opportunities and from operational matters;

- unforeseen expenses or delays in anticipated timing;

- attracting and retaining the necessary personnel;

- creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters; and

- integrating accounting, finance, sales, billing, payroll, purchasing and regulatory compliance systems.

We are exposed to credit risk on our accounts receivable. This risk is heightened during periods of uncertain economic conditions.

Our outstanding accounts receivable are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our receivables, which risk is heightened during periods of uncertain economic conditions, there can be no assurance such procedures will effectively limit our credit risk and enable us to avoid losses, which could have a material adverse effect on our financial condition, results of operations and cash flow.

We rely on key contracts and business relationships, and if our business partners or contracting counterparties fail to perform, or terminate, any of their contractual arrangements with us for any reason or cease operations, our business could be disrupted and our revenues could be adversely affected.

If one of our business partners or counterparties is unable (including as a result of any bankruptcy or liquidation proceeding) or unwilling to continue operating in the line of business that is the subject of our contract, we may not be able to obtain similar relationships and agreements on terms acceptable to us or at all. The failure to perform or termination of any of the agreements by a partner or a counterparty, the discontinuation of operations of a partner or counterparty, the loss of good relations with a partner or counterparty or our inability to obtain similar relationships or agreements, may have an adverse effect on our financial condition, results of operations and cash flow.

RISKS RELATED TO OUR INDEBTEDNESS

We have substantial indebtedness, which could adversely impact our business, financial condition and results of operations.

We have substantial indebtedness. As of December 31, 2022, we had a senior secured credit agreement (the "Credit Facility") of $1.0 billion that is comprised of: (a) a term B-2 loan (the "Term B-2 Loan") with $632.4 million outstanding at December 31, 2022; and (b) a $250.0 million senior secured revolving credit facility (the "Revolver"), of which $180.0 million was outstanding at December 31, 2022. In addition to the Credit Facility, we also have outstanding: (i) $460.0 million aggregate principal amount of 6.500% senior secured second-lien notes due May 1, 2027 (the "2027 Notes"); (ii) $540.0 million aggregate principal amount of 6.750% senior secured second-lien notes due March 31, 2029 (the " 2029 Notes"); and (iii) a $75.0 million accounts receivable securitization facility (the "Receivables Facility").

This significant amount of indebtedness could have an adverse impact on us. For example, these obligations:
- make it more difficult for us to satisfy our financial obligations with respect to our indebtedness;

- require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other corporate purposes;

- increase our vulnerability to and limit the flexibility in planning for, or reacting to, changes in our business, the industry in which we operate, the economy and government regulations;

- may restrict us from making strategic acquisitions or cause us to make non-strategic divestitures;

- may limit or prohibit our ability to pay dividends and make other distributions including share repurchases

- place us at a competitive disadvantage compared to our competitors that have less indebtedness;

- expose us to the risk of increased interest rates as borrowing under the Term B-2 Loan, Revolver and Receivables Facility are subject to variable rates of interest; and

- may limit or prohibit our ability to borrow additional funds.

The undrawn amount of the Revolver was $41.5 million as of December 31, 2022. The amount of the Revolver available to us is a function of covenant compliance at the time of borrowing. Based on our financial covenant analysis as of December 31, 2022, we would not be limited in these borrowings.

We may from time to time seek to amend our existing indebtedness agreements or obtain funding or additional debt financing, which may result in higher interest rates.

The terms of the Credit Facility, the 2027 Notes and the 2029 Notes may restrict our current and future operations.

The Credit Facility, the Indenture governing the 2027 Notes (the "2027 Notes Indenture") and the Indenture governing the 2029 Notes (the "2029 Notes Indenture", and together with the 2027 Notes Indenture, the "Indentures") contain a number of restrictive covenants that impose significant operating and financial restrictions on us and limit our ability to engage in actions that may be in our long-term best interests, including restrictions on our ability to:

- incur additional indebtedness;
- pay dividends on, repurchase or make distributions in respect of our stock;
- make investments or acquisitions;
- sell, transfer or otherwise convey certain assets;
- incur liens;
- enter into Sale and Lease-Back Transactions (as defined in the Indentures);
- enter into agreements restricting our ability to pay dividends or make other intercompany transfers;
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
- enter into transactions with affiliates;
- prepay certain kinds of indebtedness;
- issue or sell stock; and
- change the nature of our business.

As a result of our substantial indebtedness, we may be: (i) limited in how we conduct our business; (ii) unable to raise additional debt or equity financing to operate during general economic or business downturns; and/or (iii) unable to compete effectively or to take advantage of new business opportunities.

These restrictions could hinder our ability to pursue our business strategy or inhibit our ability to adhere to our intended dividend policies.

We may still be able to incur substantial additional amounts of indebtedness, including secured indebtedness, which could further exacerbate the risks associated with our indebtedness and adversely impact our business, financial condition and results of operations.

We may incur substantial additional amounts of indebtedness, which could further exacerbate the risks associated with the indebtedness described above. Although the terms of the agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and additional liens, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. If new indebtedness is added to our existing indebtedness levels, the related risks that we face would intensify, and we may not be able to meet all of our respective indebtedness obligations. The incurrence of additional indebtedness may adversely impact our business, financial condition and results of operations.

We must comply with the covenants in our debt agreements, which restrict our operational flexibility.

The Credit Facility contains provisions which, under certain circumstances: (i) limit our ability to borrow money; (ii) make acquisitions, investments or restricted payments, including without limitation dividends and the repurchase of stock; (iii) swap or sell assets; or (iv) merge or consolidate with another company. To secure the indebtedness under our Credit Facility, we have pledged substantially all the assets of Audacy Capital Corp. and the guarantors thereunder, including the stock or equity interests of Audacy Capital Corp. and the subsidiary guarantors, subject to certain excluded assets.

The Credit Facility requires us to maintain compliance with a financial covenant, including a maximum Consolidated Net First Lien Leverage Ratio (as defined in the Credit Facility) that cannot exceed 4.0 times. Under certain limited circumstances, the Consolidated Net First Lien Leverage Ratio can increase to 4.5 times for a limited period of time. Our ability to comply with this financial covenant may be affected by operating performance or other events beyond our control such as the COVID-19 pandemic.

The Receivables Facility has usual and customary covenants including, but not limited to, a net first lien leverage ratio, a required minimum tangible net worth, and a minimum liquidity requirement (the "financial covenants"). Specifically, the Receivables Facility requires the Company to comply with a certain financial covenant which is a defined term within the agreement, including a maximum Consolidated Net First-Lien Leverage Ratio that cannot exceed 4.0 times at December 31, 2022. As of December 31, 2022, the Company's Consolidated Net First Lien Leverage Ratio was 3.9 times. The Receivables Facility also requires the Company to maintain a minimum tangible net worth, as defined within the agreement, of at least $300.0 million. Additionally, the Receivables Facility requires the Company to maintain liquidity of $25.0 million. As of December 31, 2022, the Company was compliant with the financial covenants. This liquidity covenant was amended and lowered to $25.0 million on January 27, 2023.

Our ability to comply with these covenants and restrictions may be affected by events beyond our control. These factors include prevailing economic, financial and industry conditions. From time to time, we may not be in compliance with such covenants or other terms governing the Credit Facility and Accounts Receivable Facility, or the covenants governing our other indebtedness, including the Indentures. We could be required to obtain waivers or amendments from our creditors in order to maintain compliance, and we cannot assure you that any such waiver or amendment will be available, or what the cost of such waiver or amendment, if obtained, would be. Such failure could also result in the acceleration of the repayment of such indebtedness and of any other indebtedness to which a cross-acceleration or cross-default provision applies. In such case, our creditors could seek to foreclose on any collateral that secures such indebtedness, which could be insufficient to repay that indebtedness, or to seek to enforce other remedies under the applicable debt agreements, which in turn could force us to seek any available protection from creditors or otherwise to reorganize our debt.

Because of our holding company structure, we depend on our subsidiaries for cash flow, and our access to this cash flow is restricted.

We operate as a holding company. All of our operating assets are currently owned and operated by our subsidiaries. Audacy Capital Corp., our 100% owned subsidiary, is the borrower under the Credit Facility. All of our operating subsidiaries and our FCC license subsidiary are direct or indirect subsidiaries of Audacy Capital Corp. Most of Audacy Capital Corp.'s subsidiaries are full and unconditional joint and several guarantors under the Credit Facility, the 2027 Notes and the 2029 Notes.

As a holding company, our only source of cash to pay our obligations, including corporate overhead and other expenses, is cash distributed from our subsidiaries. We currently expect that the majority of the net earnings and cash flow of our subsidiaries will be used by them in their operations, including servicing Audacy Capital Corp.'s indebtedness obligations. Even if our subsidiaries elect to make distributions to us, there can be no assurance that applicable state law and contractual restrictions, including the restricted payments covenants contained in our Credit Facility, would permit such dividends or distributions.

Our variable-rate indebtedness gives rise to interest rate risk, which could cause our debt service obligations to increase significantly. Any increase in our debt service obligations could adversely impact our business, financial condition and results of operations.

Borrowings under the Term B-2 Loan and the Revolver are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations under the Credit Facility could increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, could correspondingly decrease.

As of December 31, 2022, if the borrowing rates under London Interbank Offered Rate ("LIBOR") were to increase 100 basis points above the current rates, our interest expense on: (i) the Term B-2 Loan would increase $4.1 million on an annual basis, including any increase or decrease in interest expense associated with the use of derivative hedging instruments; and (ii) the Revolver would increase by $2.5 million, assuming our entire Revolver was outstanding as of December 31, 2022.

In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate risk. We may, however, not maintain interest rate swaps with respect to all of our variable-rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk. An increase in our debt service obligations could adversely impact our business, financial condition and results of operations.

Changes in the method pursuant to which the London Interbank Offered Rate ("LIBOR") is determined and the transition to other benchmarks may adversely affect our results of operations.

LIBOR and certain other "benchmarks" have been the subject of continuing national, international and other regulatory guidance and proposals for reform. In July 2017, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to phase out LIBOR, and in 2021, it announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of 1 week and 2-month USD settings, and immediately after June 30, 2023, in the case of the remaining USD settings. The U.S. Federal Reserve (the "Federal Reserve") has also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate. To identify a successor rate for U.S. dollar LIBOR, the Alternative Reference Rates Committee ("ARRC"), a U.S. based group convened by the Federal Reserve was formed. The ARRC is comprised of a diverse set of private sector entities and a wide array of official-sector entities, banking regulators, and other financial sector regulators. The ARRC has identified the Secured Overnight Financing Rate ("SOFR"), as its preferred alternative rate for LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Working groups formed by financial regulators in the UK, the EU, Japan and Switzerland have also recommended alternatives to LIBOR denominated in their local currencies. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, it is unclear if other benchmarks may emerge or if other rates will be adopted outside of the United States

As discussed above, borrowings under the Term B-2 Loan and Revolver are at variable rates. As of December 31, 2022, we had $632.4 million outstanding under the Term B-2 Loan and $180.0 million outstanding under the Revolver. The Revolver provides for interest based upon the Base Rate or LIBOR plus a margin. The Term B-2 Loan provides for interest based upon the Base Rate or LIBOR plus a margin. Because the Term B-2 Loan and the Revolver are, at times, LIBOR-benchmarked debt, we may be exposed to unpredictable changes in LIBOR-benchmarked provisions in such obligations. Such exposure cannot be determined at this time.

The discontinuation of LIBOR and the transition from LIBOR to SOFR or other benchmark rates could have an unpredictable impact on contractual mechanics in the credit markets or result in disruption to the broader financial markets, including causing interest rates under our current or future LIBOR-benchmarked agreements to perform differently than in the past, which could have an adverse effect on our results of operations.

To service our indebtedness and other cash needs, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to satisfy our indebtedness obligations and to fund any planned capital expenditures, dividends and other cash needs will depend in part upon our future financial and operating performance, and upon our ability to renew or refinance borrowings. There can be no assurance that we will generate cash flow from operations, or that we will be able to draw under the Revolver or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on our indebtedness.

Prevailing economic conditions and financial, business, competitive, legislative, regulatory and other factors, many of which are beyond our control, will affect our ability to make these payments.

If we are unable to make payments or refinance our indebtedness or obtain new financing under these circumstances, we may consider other options, including: (i) sales of assets; (ii) sales of equity; (iii) reduction or delay of capital expenditures, strategic acquisitions, investments and alliances; or (iv) negotiations with creditors to reorganize the applicable indebtedness. We are currently exploring, and expect to continue to explore, a variety of transactions to provide us with additional liquidity or to manage our liabilities, which could include extending maturities or otherwise reorganizing our debt to decrease overall leverage. We cannot assure you that we will enter into or consummate any such liability management transactions or that we will be successful in reducing our debt, and we cannot currently predict the impact that any such transactions, if consummated, would have on us.

Our ability to reorganize or refinance our indebtedness will depend on the condition of the capital markets and our financial conditions at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future indebtedness agreements may restrict us from adopting some of these alternatives. In the absence of sufficient cash flow from operating results and other resources, we could face substantial liquidity problems and could be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value, or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Our inability to generate sufficient cash flow to satisfy our indebtedness obligations, or to refinance such indebtedness on commercially reasonable terms or at all, could adversely impact our business, financial condition and results of operations.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Any decline in the ratings of our corporate credit or any indications from the rating agencies that their ratings on our corporate credit are under surveillance or review with possible negative implications could adversely impact our ability to access capital, which could adversely impact our business, financial condition and results of operations.

RISKS ASSOCIATED WITH OUR STOCK

Our Chairman, President and Chief Executive Officer and our Chairman Emeritus own a large minority equity interest in us and have substantial influence over our Company. Their interests may conflict with your interests.

As of February 10, 2023, David J. Field, our Chairman, President and Chief Executive Officer, and one of our directors, beneficially owned 5,202,584 shares of our Class A common stock and 2,749,250 shares of our Class B common stock, representing approximately 18.6% of the total voting power of all of our outstanding common stock. As of February 10, 2023, Joseph M. Field, our Chairman Emeritus and one of our directors, and the father of David J. Field, beneficially owned 14,647,153 shares of our Class A common stock and 1,295,949 shares of our Class B common stock, representing approximately 15.7% of the total voting power of all of our outstanding common stock. David J. Field and Joseph M. Field beneficially own all outstanding shares of our Class B common stock. Other members of the Field family and trusts for their benefit also own shares of our Class A common stock.

Our Class B common stock is entitled to ten votes per share when voted by David J. Field and Joseph M. Field, subject to certain limited exceptions when they are either limited to zero votes (i.e., the election of Class A Directors) or one vote (i.e., a going private transaction where David J. Field or Joseph M. Field participate). David J. Field and Joseph M. Field are able to significantly influence the vote on all matters submitted to a vote of shareholders.

Our Class A common stock price and trading volume could be volatile.

Our Class A common stock has been publicly traded on the New York Stock Exchange ("NYSE") since January 29, 1999. The market price of our Class A common stock and our trading volume have been subject to fluctuations since the date of our initial public offering. As a result, the market price of our Class A common stock could experience volatility, regardless of our operating performance. Our stock is currently trading well below $1.00 per share.

The difficulties associated with any attempt to gain control of our Company could adversely affect the price of our Class A common stock.

There are certain provisions contained in our articles of incorporation, by-laws and Pennsylvania law that could make it more difficult for a third party to acquire control of our Company. In addition, FCC approval is required for transfers of control of FCC licenses and assignments of FCC licenses. These restrictions and limitations could adversely affect the trading price of our Class A common stock.

If we are not in compliance with the continued listing standards of the New York Stock Exchange, our common stock may be delisted, which could have a material adverse effect on the liquidity of our common stock.

Our common stock is listed on the New York Stock Exchange ("NYSE"). On August 1, 2022, we were notified that we were not in compliance with the NYSE's continued listing requirements relating to the minimum average closing price per share of our common stock, because the average closing price of our common stock over a consecutive 30 trading-day period was below $1.00 per share.

We have timely notified the NYSE of our intent to regain compliance with the minimum price condition within a six-month cure period provided by NYSE rules. We can regain compliance at any time within the cure period if, on the last trading day of any calendar month during the cure period, our common stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. If we fail to regain compliance with the NYSE's minimum price condition by the end of the cure period, our common stock will be subject to the NYSE's suspension and delisting procedures.

We have been unable to regain compliance with the NYSE listing standards within the six-month cure period provided by the NYSE rules. As such, the cure period was extended to the date of the next annual meeting of shareholders. Subject to receipt of shareholder approval at the Company's annual meeting of shareholders to be held on May 24, 2023, the Company intends to implement a reverse stock split of its common stock, effective after the annual meeting, to regain compliance.

During this time, our common stock will continue to be listed on the NYSE, subject to our compliance with other NYSE continued listing requirements. However, there can be no assurance about our ability to regain compliance with the NYSE's minimum price condition within the applicable cure periods.

If our average global market capitalization over a consecutive 30 trading-day period falls below $50.0 million and, at the same time, our shareholders' equity is less than $50.0 million, we will not be in compliance with the NYSE's continued listing financial criteria requirements. If the Company's average global market capitalization over a consecutive 30 trading-day period drops below $15.0 million, the NYSE will promptly initiate suspension and delisting proceedings. Given our current market capitalization, there is no guarantee that we will be in compliance with these financial criteria requirements in future periods.

The reverse stock split that we intend to effect may not increase our stock price over the long-term.

The principal purpose of the reverse stock split is to increase the per share market price of our common stock. It cannot be assured, however, that the reverse stock split will accomplish the objective of increasing the per share market price of our common stock for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of our common stock will proportionally increase the market price of our common stock, it cannot be assured that the reverse stock split will increase the market price of our common stock by a multiple of the reverse stock split ratio, as determined by our board of directors, or result in any permanent or sustained increase in the market price of our common stock, which is dependent upon many factors, including our business and financial performance, general market conditions and prospects for future success. Therefore, while price of our common stock might meet the continued listing requirements for the NYSE initially, it cannot be assured that it will continue to do so.

The reverse stock split may decrease the liquidity of our common stock.

The anticipated increase in the market price of our common stock could encourage interest in our common stock and possibly promote greater liquidity for our stockholders, however, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for our common stock.

The reverse stock split may lead to a decrease in our overall market capitalization.

Should the market price of our common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in our market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of our Company, as measured by its stock capitalization, will be reduced. In some cases, the per share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of our common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the stock price of our common stock due to the reduced number of shares outstanding after the Reverse Stock Split. If our average global market capitalization over a consecutive 30 trading-day period falls below $50.0 million and, at the same time, our shareholders' equity is less than $50.0 million, we will not be in compliance with the NYSE's continued listing financial criteria requirements. If the Company's average global market capitalization over a consecutive 30 trading-day period drops below $15.0 million, the NYSE will promptly initiate suspension and delisting proceedings. There is no guarantee that we will be in compliance with these financial criteria requirements in future periods.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

None.

ITEM 2.   PROPERTIES

The types of properties required to support each of our radio stations include offices, studios and transmitter/antenna sites. We lease most of these sites. A station's studios are generally housed with its offices in business districts. Our studio and office space leases typically contain lease terms with expiration dates of 5 to 15 years, which may contain options to renew. Our transmitter/antenna sites, which may include an auxiliary transmitter/antenna as a back-up to the main site, contain lease terms that generally range from 5 to 30 years, which includes options to renew.

The transmitter/antenna site for each station is generally located so as to provide maximum market coverage. In general, we do not anticipate difficulties in renewing facility or transmitter/antenna site leases or in leasing additional space or sites if required.

As of December 31, 2022, we had approximately $280.0 million in future minimum rental commitments under these leases. Many of these leases contain clauses such as defined contractual increases or cost of living adjustments.

Our principal executive office is located at 2400 Market Street, 4th Floor, Philadelphia, Pennsylvania 19103, in 67,031 square feet of leased office space, of which approximately half of the space is dedicated to principal executive offices. While the initial term of this lease expires on July 31, 2034, the lease provides for two optional renewal periods.

ITEM 3.   LEGAL PROCEEDINGS

We currently and from time to time are involved in litigation incidental to the conduct of our business. Refer to Item 1A Risk Factors, above for additional discussion on ongoing legal proceedings. Management anticipates that any potential liability of ours that may arise out of, or with respect to these matters, will not materially adversely affect our business, financial position, results of operations or cash flows.

Music Licensing

The Radio Music Licensing Committee (the "RMLC"), of which we are a represented participant: (i) has negotiated and entered into, on behalf of participating members, an Interim License Agreement with the American Society of Composers, Authors and Publishers ("ASCAP") effective January 1, 2022 and to remain in effect until the date on which the parties reach agreement as to, or there is court determination of, new interim or final fees, terms, and conditions of a new license for the five (5) year period commencing on January 1, 2022 and concluding on December 31, 2026; (ii) is negotiating and will enter into, on behalf of participating members, an Interim License Agreement with Broadcast Music, Inc. ("BMI"); and (iii) entered into an industry-wide settlement with SESAC, Inc. ("SESAC") resulting in a new license made available to RMLC members, which license is effective retroactively to January 1, 2019 and expired December 31, 2022.

Effective as of January 1, 2021, we entered into a direct license agreement with Global Music Rights, LLC. The Company also maintains direct licenses with ASCAP, BMI, and SESAC for the company's non-broadcast, non-interactive, internet-only services, which direct licenses with ASCAP, BMI, and SESAC are separate from the industry-wide licenses made available through the RMLC.

The United States Copyright Royalty Board ("CRB") held virtual hearings in August 2020 to determine royalty rates for the public digital performance of sound recordings on the Internet ("Webcasting") under federal statutory licenses for the 2021-2025 royalty period (the "Web V Proceedings"). On June 13, 2021, the CRB announced that the Webcasting royalty rates for 2021 would be increasing to $0.0026 per performance for subscription services and $0.0021 per performance for non-subscription services, in addition to an increased minimum annual fee of $1,000 per each channel or station. All fees are subject to annual cost-of-living increases throughout the 2021-2025 fee period.

ITEM 4.   MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Our Common Stock

Our Class A common stock, $0.01 par value, has been traded on the New York Stock Exchange under the symbol "AUD" since April 9, 2021. In 2021, we changed the name of our company from Entercom Communications Corp. to Audacy, Inc. Our Class A common stock was previously traded under the symbol "ETM" from January 28, 1999 to April 8, 2021. There is no established trading market for our Class B common stock, $0.01 par value.

Holders

As of February 10, 2023, there were approximately 487 shareholders of record of our Class A common stock. Based upon available information, we believe we have approximately 18,000 beneficial owners of our Class A common stock. There are two shareholders of record of our Class B common stock, $0.01 par value, and no shareholders of record of our Class C common stock, $0.01 par value.

Dividends

We presently do not pay a dividend. Any future dividends will be at the discretion of the Board based upon the relevant factors at the time of such consideration, including, without limitation, compliance with the restrictions set forth in the Credit Facility, the 2027 Notes and the 2029 Notes.

For a summary of restrictions on our ability to pay dividends, see Liquidity under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 12, Long-Term Debt, in the accompanying notes to our audited consolidated financial statements.

Sales of Unregistered Securities

We did not sell any equity securities during 2022 that were not registered under the Securities Act.

Repurchases of Our Stock

The following table provides information on our repurchases (or deemed repurchases) of stock during the quarter ended December 31, 2022:

Period (1) (2)	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (2)
October 1, 2022 - October 31, 2022 (1)	47,695	$ 0.35	—	$ 41,578,230
November 1, 2022 - November 30, 2022	—	$ —	—	$ 41,578,230
December 1, 2022 - December 31, 2022 (1)	5,528	$ 0.23	—	$ 41,578,230
Total	53,223		—	

(1) We withheld shares upon the vesting of RSUs in order to satisfy employees' tax obligations. As a result, we are deemed to have purchased 47,695 shares and 5,528 shares at an average price of $0.35 and $0.23 in October 2022 and December 2022, respectively.

(2) On November 2, 2017, our Board announced a share repurchase program (the "2017 Share Repurchase Program") to permit us to purchase up to $100.0 million of our issued and outstanding shares of Class A common stock through open market purchases. In connection with the 2017 Share Repurchase Program, we did not repurchase any shares during the three months ended December 31, 2022. As of December 31, 2022, $41.6 million is available for future share repurchases under the 2017 Share Repurchase Program.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2022, the number of securities outstanding upon the exercise of outstanding options under our equity compensation plans, the weighted average exercise price of such securities and the number of securities available for grant under these plans:

Equity Compensation Plans Information as of December 31, 2022

Plan Category	(a) Number Of Shares To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	(b) Weighted Average Exercise Price Of Outstanding Options, Warrants And Rights	(c) Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Column (a))
	(amounts in thousands)		
Equity Compensation Plans Approved by Shareholders:			
Audacy 2022 Equity Compensation Plan	—	—	9,833 [1]
Audacy Equity Compensation Plan	609	$ 11.33	—
Audacy Acquisition Equity Compensation Plan	—	—	—
Total	609		9,833

For a description of the Plan, refer to Note 17, Share-Based Compensation, in the accompanying notes to our audited consolidated financial statements.

---

[1] As of December 31, 2022: (i) the maximum number of shares authorized under the Plan was 11.75 million shares; and (ii) 9.8 million shares remained available for future grant under the Plan.

Performance Graph

The following Comparative Stock Performance Graph shall not be deemed incorporated by reference by any general statement incorporating by reference this Form 10-K into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate this information by reference. This Comparative Stock Performance Graph is being furnished with this Form 10-K and shall not otherwise be deemed filed under such acts.

The following line graph compares the cumulative five-year total return provided to shareholders of our Class A common stock relative to the cumulative total returns of: (i) the S&P 500 index; and (ii) a peer group index consisting of Urban One, Inc. ("Urban One"), Beasley Broadcast Group, Inc. ("Beasley"), Saga Communications, Inc. ("Saga"), iHeartMedia, Inc. ("iHeart"), and Cumulus Media Inc. ("Cumulus") collectively, (the "Peer Group"). An investment of $100 (with reinvestment of all dividends) is assumed to have been made on December 31, 2017.

Cumulative Five-Year Return Index Of A $100 Investment


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Audacy, Inc., the S&P 500 Index, and a Peer Group
$250
$200
$150
$100
$50
$0
12/17
12/18
12/19
12/20
12/21
12/22
Audacy, Inc.
S&P 500
Peer Group

*$100 invested on 12/31/17 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/17	12/18	12/19	12/20	12/21	12/22
Audacy, Inc.	**100.00**	**55.40**	**46.84**	**25.18**	**26.20**	**2.30**
S&P 500	**100.00**	**95.62**	**125.72**	**148.85**	**191.58**	**156.89**
Peer Group	**100.00**	**58.34**	**67.04**	**51.98**	**75.28**	**29.28**

ITEM 6.   **Reserved**

ITEM 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

Overview

Management's discussion and analysis ("MD&A") of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related footnotes contained in Item 15 of this Annual Report on Form 10-K, as well as the information set forth in Item 1A, Risk Factors.

The MD&A, as well as various other sections of the Annual Report, contains and refers to statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. For more information, refer to the "Note Regarding Forward-Looking Statements".

Our Business

Audacy is a leading, multi-platform audio content and entertainment company. As a leading creator of live, original, local, premium audio content in the United States and the nation's leader in local sports radio and news, we are home to the nation's most influential collection of podcasts, digital and broadcast content, and premium live events. Through our multi-channel platform, we engage our consumers each month with highly immersive content and experiences. Available in every U.S. market, we deliver compelling live and on-demand content and experiences from voices and influencers our communities trust. Our robust portfolio of assets and integrated solutions help advertisers take advantage of the burgeoning audio opportunity through targeted reach and conversion, brand amplification and local activation - all at a national scale.

We are home to seven of the eight most listened to all-news stations in the U.S., as well as more than 40 professional sports teams and dozens of top college athletic programs. As one of the country's two largest radio broadcasters, we offer local and national advertisers integrated marketing solutions across our broadcast, digital, podcast and event platform, delivering the power of local connection on a national scale. Our nationwide footprint of radio stations includes positions in all of the top 15 markets and 21 of the top 25 markets. We were organized in 1968 as a Pennsylvania corporation.

Our results are based upon our aggregate performance. The following are some of the factors that impact our performance at any given time: (i) audience ratings; (ii) program content; (iii) management talent and expertise; (iv) sales talent and expertise; (v) audience characteristics; (vi) signal strength; and (vii) the number and characteristics of other radio stations, digital competitors and other advertising media in the market area.

As opportunities arise, we may, on a selective basis, change or modify a station's format or digital content due to changes in listeners' tastes or changes in a competitor's format or content. This could have an initial negative impact on ratings and/or revenues, and there are no guarantees that the modification or change will be beneficial at some future time. Our management is continually focused on these opportunities as well as the associated risks and uncertainties. We strive to develop compelling content and strong brand images to maximize audience ratings that are crucial to our stations' financial success.

We derive our revenues primarily from the sale of broadcasting time to local, regional and national advertisers and national network advertisers who purchase spot commercials in varying lengths. A growing source of revenue is from station-related digital product suites, which allow for enhanced audience interaction and participation, and integrated digital advertising solutions. Our local sales staff generates the majority of our local and regional advertising sales through direct solicitations of local advertising agencies and businesses. We retain a national representation firm to sell to advertisers outside of our local markets.

In the radio broadcasting industry, seasonal revenue fluctuations are common and are due primarily to variations in advertising expenditures by local and national advertisers. Typically, revenues are lowest in the first calendar quarter of the year.

In 2022, we generated the majority of our net revenues from local advertising, which is sold primarily by each individual local radio station's sales staff. The next largest amount of revenues is derived from national advertising, which is sold by an independent national representation firm. This includes, but is not limited to, the sale of advertising during audio streaming of our radio stations over the Internet and the sale of advertising on our stations' websites. The next largest amount of revenues was from our suite of digital products. Digital revenues include: (i) providing targeted advertising through the sale of streaming and display advertisements on our national platform, audacy.com and our station websites; (ii) the sale of embedded advertisements in our owned and operated podcasts and other on-demand content; and (iii) production fees for the creation of podcasts.

We generated the balance of our 2022 revenues principally from network compensation, sponsorships and event revenues, and other revenues. Network revenues include the sale of air-time on our Audacy Network. Sponsorships and event revenues include the sale of advertising space at live and local events across the country as well as naming rights to our programs and studios. Other revenues include on-site promotions and endorsements from talent as well as trade and barter revenues.

Our most significant operating expenses are employee compensation, programming and promotional expenses, and audience measurement services. Other significant expenses that impact our profitability are interest and depreciation and amortization expense.

Results Of Operations

The year 2022 as compared to the year 2021

The following significant factors affected our results of operations for 2022 as compared to 2021:

Current Macroeconomic Conditions and the COVID-19 Pandemic

In December 2019, a novel strain of coronavirus ("COVID-19") surfaced which resulted in an outbreak of infections throughout the world, which has affected operations and global supply chains. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The pandemic has had a material impact on the Company and current macroeconomic conditions have slowed our recovery. The current macroeconomic conditions continue to have a material impact on the Company and its recovery. While the full impact of these current macroeconomic conditions is not yet known, we have taken proactive actions in an effort to mitigate its effects and are continually assessing its effects on our business, including how it has and will continue to impact advertiser demand.

Net revenues in each month from January 2022 to June 2022 exceeded net revenues in each month from January 2021 to June 2021. While we experienced sequential growth in net revenues month-over-month through June 2022, the pace of such growth began to slow down in June 2022. Due to the current macroeconomic conditions, the month-over-month improvement in net revenues did not continue into the third and fourth quarters of 2022.

We are currently unable to predict the extent of the impact that the current macroeconomic conditions will have on our financial condition, results of operations and cash flows in future periods due to numerous uncertainties, but we believe the impact could be material if conditions persist.

The extent to which the current macroeconomic conditions impact our business, operations and financial results is inherently uncertain and will depend on numerous evolving factors that we may not be able to accurately predict.

WideOrbit Streaming Acquisition

On October 20, 2021, we completed an acquisition of WideOrbit's digital audio streaming technology and the related assets and operations of WideOrbit Streaming for approximately $40.0 million (the "WideOrbit Streaming Acquisition"). We operate WideOrbit Streaming under the name AmperWave ("AmperWave"). We funded this acquisition through a draw on our revolving credit facility (the "Revolver"). Our consolidated financial statements for the year ended December 31, 2022 reflect the results of AmperWave and based upon the timing of the WideOrbit Streaming Acquisition, the Company's consolidated financial statements for the year ended December 31, 2021 reflect the results of AmperWave for the portion of the period after the completion of the acquisition. The Company's consolidated financial statements for the year ended December 31, 2020 do not reflect the results of AmperWave.

Urban One Exchange

In April 2021, we completed a transaction with Urban One, Inc. ("Urban One") under which we exchanged our four station cluster in Charlotte, North Carolina for one station in St. Louis, Missouri, one station in Washington, D.C., and one station in Philadelphia, Pennsylvania (the "Urban One Exchange"). We began programming the respective stations under local marketing agreements ("LMAs") on November 23, 2020. Based upon the timing of the Urban One Exchange, our consolidated financial statements for the year ended December 31, 2022: (a) reflect the results of the acquired stations for the entire period and (b) do not reflect the results of the divested stations. Our consolidated financial statements for the year ended December 31, 2021; (a) reflect the results of the acquired stations for the portion of the period in which the LMAs were in effect and after the completion of the Urban One Exchange; and (b) do not reflect the results of the divested stations. Our consolidated financial statements for the year ended December 31, 2020: (a) reflect the results of the acquired stations for the portion of the period in which the LMAs were in effect; and (b) reflect the results of the divested stations until the commencement date of the LMAs.

Podcorn Acquisition

In March 2021, we completed an acquisition of podcast influencers marketplace, Podcorn Media, Inc. ("Podcorn") for $14.6 million in cash plus working capital and a performance-based earn out which is based upon the achievement of certain annual performance benchmarks over a two year period (the "Podcorn Acquisition"). Our consolidated financial statements for the year ended December 31, 2022 reflect the results of Podcorn and our consolidated financial statements for the year ended December 31, 2021 reflect the results of Podcorn for the portion of the period after the completion of the Podcorn Acquisition. Our consolidated financial statements for the years ended December 31, 2020 do not reflect the results of Podcorn.

Note Issuance - The 2027 Note

During the second quarter of 2019, we issued $325.0 million in aggregate principal amount of senior secured second-lien notes due 2027 (the "Initial 2027 Notes"). Interest on the Initial 2027 Notes accrues at the rate of 6.500% per annum and is payable semi-annually in arrears on May 1 and November 1 of each year. We used net proceeds of the offering, along with cash on hand of $89.0 million under our Revolver to repay $425.0 million of existing indebtedness under our term loan outstanding at that time (the "Term B-1 Loan"). Increases in our interest expense due to the issuance of the Initial 2027 Notes, which have a higher interest rate, were partially offset by reductions in our interest expense due to the partial repayment of our Term B-1 Loan. In connection with this note issuance: (i) we wrote off $1.6 million of unamortized debt issuance costs and $0.2 million of unamortized premium to loss on extinguishment of debt; (ii) we incurred third party costs and lender fees of approximately $5.8 million, of which approximately $3.9 million was capitalized and approximately $1.9 million was captured as other expenses related to financing.

During the fourth quarter of 2019, we issued $100.0 million of additional 6.500% senior secured second-lien notes due 2027 (the "Additional Notes"). We used net proceeds of the offering to repay $97.6 million of existing indebtedness under our Term B-1 Loan. Contemporaneous with this partial pay-down of the Term B-1 Loan, we replaced the remaining amount outstanding under the Term B-1 Loan with a Term B-2 loan (the "Term B-2 Loan"). Increases in our interest expense due to the issuance of the Additional Notes, which have a higher interest rate, were partially offset by reductions in our interest expense due to the partial repayment of our Term B-1 Loan and the lower borrowing rate on the Term B-2 Loan. In connection with this note issuance: (i) we wrote off $0.3 million of unamortized debt issuance costs to loss on extinguishment of debt; and (ii) incurred third party costs and lender fees of approximately $6.3 million, of which approximately $3.8 million was capitalized and approximately $2.5 million was captured as refinancing expenses.

During the fourth quarter of 2021, we issued $45.0 million of additional 6.500% senior secured second-lien notes due 2027 (the "Additional 2027 Notes"). The Additional 2027 Notes are treated as a single series with the Initial 2027 Notes and the Additional Notes. We used net proceeds of the Additional 2027 Notes offering to repay $44.6 million of existing indebtedness under the Term B-2 Loan. Increases in our interest expense occurred due to the issuance of the Additional 2027 Notes which have a higher interest rate than the Term B-2 Loan. In connection with this note issuance: (i) we incurred third party costs of approximately $1.1 million, of which approximately $0.8 million was capitalized and approximately $0.4 million was captured as refinancing expenses.

Note Issuance - The 2029 Notes

During the first quarter of 2021, we issued $540.0 million in aggregate principal amount of senior secured second-lien notes due March 31, 2029 (the "2029 Notes"). Interest on the 2029 Notes accrues at the rate of 6.750% per annum and is payable semi-annually in arrears on March 31 and September 30 of each year.

We used net proceeds of the offering, along with cash on hand, to: (i) repay $77.0 million of existing indebtedness under our Term B-2 Loan; (ii) repay $40.0 million of drawings under our Revolver; and (iii) fully redeem all of our $400.0 million aggregate principal amount of 7.250% senior notes due 2024 (the "Senior Notes") and to pay fees and expenses in connection with the redemption.

In connection with this activity, during the first quarter of 2021, we: (i) recorded $6.6 million of new debt issuance costs attributable to the 2029 Notes which will be amortized over the term of the 2029 Notes under the effective interest method; and

(ii) $0.4 million of debt issuance costs attributable to the Revolver which will be amortized over the remaining term of the Revolver on a straight line basis. We also incurred $0.5 million of costs which were classified within refinancing expenses.

In connection with the redemption of the Senior Notes during the first quarter of 2021, we wrote off the following amounts to gain/loss on extinguishment of debt: (i) $14.5 million in prepayment premiums for the early retirement of the Senior Notes; (ii) $8.7 million of unamortized premium attributable to the Senior Notes; (iii) $1.0 million of unamortized debt issuance costs attributable to the Senior Notes; and (iv) $1.3 million of unamortized debt issuance costs attributable to the Term B-2 Loan.

Impairment Loss

During the third quarter of 2022, the Company completed an interim impairment assessment for its goodwill at the podcast reporting unit and the QLGG reporting unit. As a result of this interim impairment assessment, the Company determined that the fair value of its podcast reporting unit was greater than the carrying value, and accordingly, no impairment was recorded. As a result of this interim impairment assessment, the Company determined that the fair value of its QLGG reporting unit was less than the amount reflected in the balance sheet and, accordingly, recorded an impairment loss of $18.1 million. As a result of this impairment assessment, the Company no longer has any goodwill attributable to the QLGG reporting unit and was not required to test the QLGG reporting unit as a part of the annual impairment assessment conducted during the fourth quarter of 2022.

During the third quarter of 2022, the Company completed an interim impairment assessment for its broadcasting licenses at the market level using the Greenfield method. As a result of this interim impairment assessment, the Company determined that the fair value of its broadcasting licenses was less than the amount reflected in the balance sheet for certain of the Company's markets and, accordingly, recorded an impairment loss of $159.1 million ($116.7 million, net of tax).

The annual impairment assessment conducted during the fourth quarter of 2022 indicated that the fair value of our broadcasting licenses and the fair value of our podcast reporting unit and the AmperWave reporting unit exceeded their respective carrying amounts. Accordingly, we were not required to record an impairment loss on broadcasting licenses or goodwill in the fourth quarter of 2022 .

The annual impairment assessment conducted during the fourth quarter of 2021 indicated that the fair value of our broadcasting licenses and the fair value of our podcast reporting unit and QLGG reporting unit exceeded their respective carrying amounts. Accordingly, we were not required to record an impairment loss on broadcasting licenses or goodwill in the fourth quarter of 2021.

Restructuring Charges

In connection with the current macroeconomic conditions and COVID-19 pandemic, we incurred restructuring charges, including workforce reductions and other restructuring costs of $10.0 million, and 5.7 million during the years ended December 31, 2022 and 2021, respectively. Amounts were expensed as incurred and are included in restructuring charges.

Other Gain (Loss) Activity

During the year ended December 31, 2022 , we entered into an agreement with a third party Qualified Intermediary, under which we entered into an exchange of real property held for productive use or investment. This agreement relates to the sale of real property and identification and acquisition of replacement property. Total proceeds from the sale resulted in a gain of approximately $2.5 million. During the year ended December 31, 2022, we finalized: (i) the sale of assets in San Francisco, California, which had previously been classified within assets held for sale and recognized a loss of approximately $0.5 million; and (ii) the sale of assets in Houston, Texas which has previously been classified within assets held for sale and recognized a gain of approximately $10.6 million. Additionally, we also recognized a gain of $0.6 million in connection with the bond repurchase activity discussed above. During the year ended December 31, 2022, we entered into an agreement to dispose of land, equipment and an FCC license in Las Vegas, Nevada. Total proceeds from the sale of the land and equipment resulted in a gain of approximately $35.3 million. The license was disposed of in an exchange transaction which resulted in a loss of $2.0 million which was partially offset by a gain of $0.7 million in connection with the bond repurchase activity.

During the year ended December 31, 2021, we recognized: (i) a gain of approximately $4.6 million on the disposal of property and equipment in Sacramento, California; (ii) a gain of approximately $4.0 million in connection with the Urban One Exchange; and (iii) a gain of approximately $0.9 million on the disposal of an investment in a privately held company. These gains were partially offset by a $1.1 million loss of the disposal of property and equipment.

	YEARS ENDED DECEMBER 31,		
	2022	2021	% Change
	(dollars in millions)		
NET REVENUES	$ 1,253.7	$ 1,219.4	3 %
OPERATING EXPENSE:			
Station operating expenses	1,030.5	977.0	5 %
Depreciation and amortization expense	65.8	52.2	26 %
Corporate general and administrative expenses	96.4	93.4	3 %
Integration costs	—	—	
Restructuring charges	10.0	5.7	76 %
Impairment loss	180.5	2.2	8107 %
Net gain on sale or disposal	(47.7)	(8.4)	468 %
Other expenses	0.7	1.0	(31)%
Change in fair value of contingent consideration	(8.8)	—	100 %
Refinancing expenses	—	0.8	(100)%
Total operating expense	1,327.4	1,123.9	18 %
OPERATING INCOME (LOSS)	(73.7)	95.5	(177)%
NET INTEREST EXPENSE	107.5	91.5	17 %
Net loss on extinguishment of debt	—	8.2	100 %
Other income	(0.2)	(0.5)	(52)%
OTHER (INCOME) EXPENSE	(0.2)	7.7	(103)%
LOSS BEFORE INCOME TAX BENEFIT	(181.0)	(3.7)	4792 %
INCOME TAX BENEFIT	(40.3)	(0.2)	20038 %
NET LOSS	$ (140.7)	$ (3.5)	3,920 %

Net Revenues

Revenues increased compared to prior year primarily due to economic recovery and improvements across all segments of our business from the depressed levels of the prior year. Prior year revenues were negatively impacted from the economic slowdown triggered by the COVID-19 pandemic. In the current year, we continued to report sequential growth in net revenues month-over-month through June 2022 Due to current macroeconomic conditions, this trend did not continue and revenues declined during the second half of 2022.

Net revenues were also positively impacted by: (i) growth in our spot revenues; (ii) growth in our digital revenues; (iii) the operations of AmperWave for the full period.

Net revenues increased the most for our stations located in the Chicago and Philadelphia markets. Net revenues decreased the most for our stations located in the Los Angeles and Sacramento markets.

Station Operating Expenses

Station operating expenses increased compared to prior year primarily due to: (i) an increase in payroll and related expenses in the current year; (ii) an increase in digital expenses related to user acquisition, content licenses and podcast host and talent fees; and (iii) an increase in 2022 revenues which resulted in a corresponding increase in variable sales-related expenses.

Station operating expenses included non-cash compensation expense of $3.3 million and $4.2 million for the years ended December 31, 2022 and 2021, respectively.

Depreciation and Amortization Expense

Depreciation and amortization expense increased primarily due to an increase in amortization of intangible assets in 2022 relative to 2021. The increase in amortization is due to the addition of amortizable intangible assets in the WideOrbit Streaming Acquisition and the Podcorn Acquisition. Additionally, depreciation and amortization expense increased due to an increase in capital expenditures in 2022 relative to 2021.

Corporate General and Administrative Expenses

Corporate general and administrative expenses increased primarily as a result of an increase in payroll and related expenses in the current year. This increase was partially offset by a decrease in corporate rebranding costs in connection with our corporate name change in 2021, which is nonrecurring in nature.

Corporate, general and administrative expenses included non-cash compensation expense of $5.0 million and $8.8 million for the years ended December 31, 2022 and 2021, respectively.

Restructuring Charges

We incurred restructuring charges in 2022 and 2021 primarily in response to the COVID-19 pandemic and the current macroeconomic conditions. These costs increased $4.3 million year-over-year, primarily due to workforce reduction charges.

Impairment Loss

The impairment loss incurred during the year ended December 31, 2022 consists of: (i) a $159.1 million impairment charge as a result of an interim impairment assessment on our FCC broadcasting licenses; (ii) an $18.1 million impairment charge as a result of an interim impairment assessment on our Goodwill; and (iii) a $3.2 million charge related to an early termination of certain leases.

The impairment loss incurred during the year ended December 31, 2021 includes a $1.7 million write down of property and equipment and $0.5 million related to early termination of certain leases.

We conducted interim impairment assessments on our broadcasting licenses during the second and third quarter of 2020. As a result of the interim impairment assessments, we determined that the fair value of our broadcasting licenses was less than their carrying value in certain markets and we recorded a cumulative non-cash impairment charge on our broadcasting licenses of $16.0 million ($11.7 million, net of tax).

The annual impairment assessment conducted during the fourth quarter of 2020 indicated that the fair value of our broadcasting licenses was less than their carrying value in certain markets. As a result, we recorded a non-cash impairment charge on our broadcasting licenses of $246.0 million ($180.4 million, net of tax) in the fourth quarter of 2020.

During the first quarter of 2020, we recorded a $1.1 million impairment charge related to ROU asset impairment. During the fourth quarter of 2020, we recorded a $1.4 million impairment charge related to computer software.

Refinancing Expenses

We incurred $0.5 million of costs in connection with the issuance of the 2029 Notes and $0.3 million of costs in connection with the issuance of the Additional 2027 Notes during 2021.

Change in Fair Value of Contingent Consideration

In connection with the Podcorn Acquisition, we recorded a contingent consideration liability during the first quarter of 2021, which is subject to fair value remeasurements. Due to fluctuation in the market-based inputs used to develop the discount rate, the discount rate increased during the year ended December 31, 2022. Additionally, a reduction in projected Adjusted EBITDA values resulted in a lower expected present value of the contingent consideration. As a result, the fair value of the contingent consideration decreased $8.8 million during the year ended December 31, 2022.

Interest Expense

During the year ended December 31, 2022, we incurred an additional $16.0 million in interest expense as compared to the year ended December 31, 2021.

This increase in interest expense was primarily attributable to an increase in the outstanding fixed-rate indebtedness and variable-rate indebtedness upon which interest is computed coupled with an increase in variable interest rates.

The weighted average variable interest rate for our credit facilities as of December 31, 2022 and 2021 was 6.8% and 2.6%, respectively.

Income Taxes (Benefit)

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"). The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effects of the COVID-19 pandemic. The CARES Act includes significant business tax provisions that, among other things, includes the removal of certain limitations on utilization of net operating losses ("NOL") carryforwards, increases the loss carry back period for certain losses to five years, and increases the ability to deduct interest expense, as well as amending certain provisions of the previously enacted Tax Cuts and Jobs Act. We were able to carry back our 2020 federal income tax loss to prior tax years and filed 2 refund claims with the Internal Revenue Service ("IRS") for $20.4 million. We received a refund of $15.2 million in connection with the first claim during the first quarter of 2022.

On December 27, 2020, the United States enacted the Consolidated Appropriations Act, 2021 (the "Appropriations Act"), an additional stimulus package providing financial relief for individuals and small businesses. The Appropriations Act contains a variety of tax provisions, including full expensing of business meals in 2021 and 2022, and expansion of the employee retention tax credit. We do not expect the Appropriations Act to have a material tax impact.

We recognized an income tax benefit at an effective income tax rate of 22.26% for the year ended December 31, 2022. The effective income tax rate for the period was impacted by nondeductible expenses, state and local taxes and discrete income tax expense items related to stock based compensation.

We recognized an income tax benefit at an effective income tax rate of 6.20% for 2021. The rate was lower than the federal statutory rate of 21% primarily due to the impact of nondeductible expenses and discrete income tax expense items related to the shortfall associated with share-based awards.

Estimated Income Tax Rate For 2023

We estimate that our 2023 annual tax rate before discrete items, which may fluctuate from quarter to quarter, will be between 28% and 30%. We anticipate that we will be able to utilize certain net operating loss carryforwards to reduce future payments of federal and state income taxes. We anticipate that our rate in 2023 could be affected primarily by: (i) changes in the level of income in any of our taxing jurisdictions; (ii) adding facilities through mergers or acquisition in states that on average have different income tax rates from states in which we currently operate and the resulting effect on previously reported temporary differences between the tax and financial reporting bases of our assets and liabilities; (iii) the effect of recording changes in our liabilities for uncertain tax positions; (iv) taxes in certain states that are dependent on factors other than taxable income; (v) the limitations on the deduction of cash and certain non-cash compensation expense for certain key employees; and (vi) any tax benefit shortfall associated with share-based awards. Our annual effective tax rate may also be materially impacted by: (a) tax expense associated with non-amortizable assets such as broadcasting licenses and goodwill; (b) regulatory changes in certain states in which we operate; (c) changes in the expected outcome of tax audits; (d) changes in the estimate of expenses that are not deductible for tax purposes; and (e) changes in the deferred tax valuation allowance.

In the event we determine at a future time that it is more likely than not that we will not realize our net deferred tax assets, we will increase our deferred tax asset valuation allowance and increase income tax expense in the period when we make such a determination.

Net Deferred Tax Liabilities

As of December 31, 2022, and 2021, our total net deferred tax liabilities were $453.4 million and $487.7 million, respectively. The decrease in net deferred tax liabilities was primarily the result of a reduction in our deferred tax liability due to our impairment of indefinite-lived intangibles for book purposes. Our net deferred tax liabilities primarily relate to differences between book and tax bases of certain of our indefinite-lived intangibles (broadcasting licenses). The amortization of our indefinite-lived assets for tax purposes but not for book purposes creates deferred tax liabilities. A reversal of deferred tax liabilities may occur when indefinite-lived intangibles: (i) become impaired; or (ii) are sold, which would typically only occur in connection with the sale of the assets of a station or groups of stations or the entire company in a taxable transaction. Due to the amortization for tax purposes and not book purposes of our indefinite-lived intangible assets, we expect to continue to generate deferred tax liabilities in future periods.

Results Of Operations

The year 2021 as compared to the year 2020

The discussion of our results of operations for the year ended December 31, 2021, compared to the year ended December 31, 2020, can be found in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K filed with the SEC on March 1, 2022.

Future Impairments

We may determine that it will be necessary to take impairment charges in future periods if we determine the carrying value of our intangible assets is more than the fair value.

During the third quarter of 2022, the Company completed an interim impairment assessment for its broadcasting licenses at the market level. As a result of this interim impairment assessment, the Company determined that the fair value of its broadcasting licenses was less than the amount reflected in the balance sheet for certain of the Company's markets and, accordingly, recorded an impairment loss of $159.1 million ($116.7 million, net of tax).

During the third quarter of 2022, the Company completed an interim impairment assessment for its goodwill at the podcast reporting unit and the QLGG reporting unit. As a result of this interim impairment assessment, the Company determined that the fair value of its QLGG reporting unit was less than the amount reflected in the balance sheet and, accordingly, recorded an impairment loss of $18.1 million. As a result of this impairment assessment, the Company no longer has any goodwill attributable to the QLGG reporting unit.

The annual impairment assessment conducted during the fourth quarter of 2022 and 2021 indicated that the fair value of our broadcasting licenses and goodwill exceeded their respective carrying amounts. Accordingly, we were not required to record an impairment loss on broadcasting licenses or goodwill during the fourth quarter of 2022 and 2021.

As discussed in the Broadcasting Licenses Valuation at Risk section below the results indicated that there were 39 units of accounting where the fair value exceeded their carrying value by 10% or less. In aggregate, these 39 units of accounting had a carrying value of $1,980.7 million at December 31, 2022. If overall market conditions or the performance of the economy deteriorates, advertising expenditures and radio industry results could be negatively impacted, including expectations for future growth. This could result in future impairment charges for these or other of our units of accounting, which could be material. We may be required to retest prior to our next annual evaluation, which could result in an impairment.

Liquidity and Capital Resources

Liquidity

Although we have been, and expect to continue to be, negatively impacted by the current macroeconomic conditions, we anticipate that our business will continue to generate sufficient cash flow from operating activities and we believe that these cash flows, together with our existing cash and cash equivalents and our ability to draw on current credit facilities, will be sufficient for us to meet our current and long-term liquidity and capital requirements. However, our ability to maintain adequate liquidity is dependent upon a number of factors, including our revenue, macroeconomic conditions, the length and severity of business disruptions caused by the current macroeconomic conditions, our ability to contain costs and to collect accounts receivable, and various other factors, many of which are beyond our control Moreover, if the current macroeconomic conditions continue to create significant disruptions in the credit or financial markets, or impacts our credit ratings, it could adversely affect our ability to access capital on attractive terms, if at all. We also expect the timing of certain priorities to be impacted, such as the pace of our debt reduction efforts and the delay of certain capital projects.

Our senior secured credit agreement (the "Credit Facility") as amended, is comprised of the $250.0 million Revolver and the Term B-2 Loan with $632.4 million outstanding at December 31, 2022. During the year ended December 31, 2022, and in connection with the issuance of the 2029 Notes, we: (i) repaid $40.0 million outstanding under our Revolver; and (ii) repaid $77.0 million outstanding under the Term B-2 Loan. We subsequently made additional borrowings and payments against our Revolver. In connection with the issuance of the Additional 2027 Notes, we repaid $44.6 million outstanding under the Term B-2 Loan.

As of December 31, 2022, we had $632.4 million outstanding under the Term B-2 Loan and $180.0 million outstanding under the Revolver. In addition, we had $5.9 million in outstanding letters of credit.

As of December 31, 2022, total liquidity was $144.8 million which was comprised of $41.5 million available under the Revolver and $103.3 million in cash and cash equivalents. During the year ended December 31, 2022, we increased our outstanding debt by $75.5 million due to: (i) additional draw down and repayment activity under our Revolver; (ii) the repurchase of the 2027 Notes discussed below and (iii) amortization of costs related to debt refinancing activities.

In connection with our outstanding indebtedness, we have restrictions on the ability of our subsidiaries to distribute cash to our Parent, as more fully described in the accompanying notes to our audited consolidated financial statements. We do not anticipate that these restrictions will limit our ability to meet our future obligations over the next 12 months.

As of December 31, 2022, our Consolidated Net First Lien Leverage Ratio was 3.9 times as calculated in accordance with the terms of our Credit Facility, which place restrictions on the amount of cash, cash equivalents and restricted cash that can be subtracted in determining consolidated first lien net debt.

Over the past several years, we have used a significant portion of our cash flow to service our indebtedness. Generally, our cash requirements are funded from one or a combination of internally generated cash flow, cash on hand and borrowings under our Revolver.

As of December 31, 2022, the Company had capital expenditure commitments outstanding of $10.7 million. Subject to limitations in our credit agreements, we may also use our capital resources to repurchase shares of our Class A common stock, to pay dividends to our shareholders, and to make acquisitions. We may from time to time seek to repurchase and retire our outstanding indebtedness through open market purchases, privately negotiated transactions or otherwise.

Amendment and Repricing – CBS Radio (now Audacy Capital Corp.) Indebtedness

In connection with the Merger, we assumed CBS Radio's (now Audacy Capital Corp.'s) indebtedness outstanding under: (i) a credit agreement (the "Credit Facility") among Audacy Capital Corp., the guarantors named therein, the lenders named therein, and JPMorgan Chase Bank, N.A., as administrative agent; and (ii) the Senior Notes (described below).

The 2027 Notes

During the second quarter of 2019, the Company and its finance subsidiary, Audacy Capital Corp. (formerly, Entercom Media Corp.) ("Audacy Capital Corp."), issued $325.0 million in aggregate principal amount of senior secured second-lien notes due 2027 (the "Initial 2027 Notes") under an Indenture dated as of April 30, 2019 (the "Base 2027 Indenture").

Interest on the Initial 2027 Notes accrues at the rate of 6.500% per annum and is payable semi-annually in arrears on May 1 and November 1 of each year. Until May 1, 2022, only a portion of the Initial 2027 Notes could be redeemed at a price of 106.500% of their principal amount plus accrued interest. On or after May 1, 2022, the Initial 2027 Notes may be redeemed, in whole or in part, at a price of 104.875% of their principal amount plus accrued interest. The prepayment premium continues to decrease over time to 100% of their principal amount plus accrued interest.

The Company used net proceeds of the offering, along with cash on hand and $89.0 million borrowed under its Revolver, to repay $425.0 million of existing indebtedness under the Company's term loan outstanding at that time (the "Term B-1 Loan").

In connection with this refinancing activity described above, during the second quarter of 2019, the Company: (i) wrote off $1.6 million of unamortized deferred financing costs associated with the Term B-1 Loan; (ii) wrote off $0.2 million of unamortized premium associated with the Term B-1 Loan; and (iii) recorded $3.9 million of new deferred financing costs which will be amortized over the term of the Initial 2027 Notes under the effective interest rate method.

During the fourth quarter of 2019, the Company and its finance subsidiary, Audacy Capital Corp., issued $100.0 million of additional 6.500% senior secured second-lien notes due 2027 (the "Additional Notes"). The Additional Notes were issued as additional notes under the Base 2027 Indenture, as supplemented by a first supplemental indenture, dated December 13, 2019 (the "First Supplemental 2027 Indenture"), and, together with the Base 2027 Indenture (the "2027 Indenture"). As of December 31, 2021, the Additional Notes were treated as a single series with the $325.0 million Initial 2027 Notes (together, with the Additional Notes, the "Notes") and have substantially the same terms as the Initial 2027 Notes. The Additional Notes were issued at a price of 105.0% of their principal amount, plus accrued interest from November 1, 2019. As of December 31, 2021, the unamortized premium on the Additional Notes was reflected on the balance sheet as an addition to the $425.0 million Initial Notes.

The Company used net proceeds of the Additional Notes offering to repay $96.7 million of existing indebtedness under the Company's Term B-1 Loan. Contemporaneous with this partial pay-down of the Term B-1 Loan, the Company replaced the remaining amount outstanding under the Term B-1 Loan with a Term B-2 loan (the "Term B-2 Loan").

In connection with this refinancing activity described above, during the fourth quarter of 2019, the Company: (i) wrote off $0.3 million of unamortized deferred financing costs associated with the Term B-1 Loan; and (ii) recorded $3.8 million of new deferred financing costs.

During the fourth quarter of 2021, the Company and its finance subsidiary, Audacy Capital Corp., issued $45.0 million of additional 6.500% senior secured second-lien notes due 2027 (the "Additional 2027 Notes"). The Additional 2027 Notes were issued as additional notes under the 2027 Indenture. The Additional 2027 Notes are treated as a single series with the $325.0 million Initial 2027 Notes and the $100.0 million Additional Notes (collectively, the "2027 Notes") and have substantially the same terms as the Initial 2027 Notes. The Additional 2027 Notes were issued at a price of 100.750% of their principal amount. The premium on the Additional 2027 Notes will be amortized over the term under the effective interest rate method. As of any reporting period, the unamortized premium on the 2027 Notes is reflect on the balance sheet as an addition to the 470.0 million 2027 Notes.

The Company used net proceeds of the Additional 2027 Notes offering to repay $44.6 million of existing indebtedness under the Company's Term B-2 Loan.

In connection with this refinancing activity described above, during the fourth quarter of 2021, the Company recorded $0.8 million of new deferred financing costs which will be amortized over the term of the 2027 Notes under the effective interest rate method. The Company also incurred $0.4 million of costs which were classified within refinancing expenses.

The 2027 Notes are fully and unconditionally guaranteed on a senior secured second-lien basis by most of the direct and indirect subsidiaries of Audacy Capital Corp. The 2027 Notes and the related guarantees are secured on a second-lien priority basis by liens on substantially all of the assets of Audacy Capital Corp. and the guarantors of the 2027 Notes, including the stock or equity interests of Audacy Capital Corp. and the subsidiary guarantors, subject to certain excluded assets

Certain events of default under 2027 Indenture, or an acceleration of the 2027 Notes would cause a default under the Company's Credit Facility or the 2029 Notes. Any event of default, therefore, could have a material adverse effect on the Company's business and financial condition

The 2027 Notes are not a registered security and there are no plans to register the 2027 Notes under the Securities Exchange Act in the future. As a result, Rule 3-10 and Rule 3-16 of Regulation S-X promulgated by the SEC is not applicable and no separate financial statements are required for the guarantor subsidiaries.

During the second quarter of 2022, the Company repurchased $10.0 million of its 2027 Notes through open market purchases. This repurchase activity generated a gain on retirement of the 2027 Notes in the amount of $0.6 million. As of any reporting period, the unamortized premium on the 2027 Notes is reflected on the balance sheet as an addition to the $460.0 million 2027 Notes.

The Credit Facility

The Term B-2 Loan requires mandatory prepayments equal to a percentage of Excess Cash Flow, subject to incremental step-downs, depending on the Consolidated Net Secured Leverage Ratio. The Excess Cash Flow payment is based on the Excess Cash Flow and the Consolidated Net Secured Leverage Ratio for the prior year. We made our first Excess Cash Flow payment in the first quarter of 2020.

As of December 31, 2022, we were in compliance with the financial covenant then applicable and all other terms of the Credit Facility in all material respects. Our ability to maintain compliance with our financial covenant under the Credit Facility is highly dependent on our results of operations. Currently, given the impact of COVID-19, the outlook is highly uncertain.

Failure to comply with our financial covenant or other terms of our Credit Facility and any subsequent failure to negotiate and obtain any required relief from our lenders could result in a default under the Credit Facility. We will continue to monitor our liquidity position and covenant obligations and assess the impact of the COVID-19 pandemic on our ability to comply with the covenants under the Credit Facility.

Any event of default could have a material adverse effect on our business and financial condition. We may seek from time to time to amend our Credit Facility or obtain other funding or additional funding, which may result in higher interest rates on our debt. However, we may not be able to do so on terms that are acceptable or to the extent necessary to avoid a default, depending upon conditions in the credit markets, the length and depth of the market reaction to the COVID-19 pandemic and our ability to compete in this environment.

The Credit Facility - Amendment No. 5

On July 20, 2020, Audacy Capital Corp, entered into an amendment ("Amendment No. 5") to the Credit Agreement, dated October 17, 2016 (as previously amended, the "Existing Credit Agreement" and, as amended by Amendment No. 5, the "Credit Agreement"), with the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. Amendment No. 5, among other things:

(a) amended our financial covenants under the Credit Agreement by: (i) suspending the testing of the Consolidated Net First Lien Leverage Ratio (as defined in the Credit Agreement) through the Test Period (as defined in the Credit Agreement) ending December 31, 2020; (ii) adding a new minimum liquidity covenant of $75.0 million until December 31, 2021, or such earlier date as we may elect (the "Covenant Relief Period"); and (iii) imposing certain restrictions during the Covenant Relief Period, including among other things, certain limitations on incurring additional indebtedness and liens, making restricted payments or investments, redeeming notes and entering into certain sale and lease-back transactions;

(b) increased the interest rate and/or fees under the Credit Agreement during the Covenant Relief Period applicable to: (i) 2024 Revolving Credit Loans (as defined in the Credit Agreement) to (x) in the case of Eurodollar Rate Loans (as defined in the Credit Agreement), a customary Eurodollar rate formula plus a margin of 2.50% per annum, and (y) in the case of Base Rate Loans (as defined in the Credit Agreement), a customary base rate formula plus a margin of 1.50% per annum, and (ii) Letter of Credit (as defined in the Credit Agreement) fees to 2.50% times the daily maximum amount available to be drawn under any such Letter of Credit; and

(c) modified the definition of Consolidated EBITDA by setting fixed amounts for the fiscal quarters ending June 30, 2020, September 30, 2020, and December 31, 2020, for purposes of testing compliance with the Consolidated Net First Lien Leverage Ratio financial covenant during the Covenant Relief Period, which fixed amounts correspond to the Borrower's Consolidated EBITDA as reported under the Existing Credit Agreement for the Test Period ended March 31, 2020, for the fiscal quarters ending June 30, 2019, September 30, 2019, and December 31, 2019, respectively.

The Credit Facility - Amendment No. 6

On March 5, 2021, Audacy Capital Corp., entered into an amendment ("Amendment No. 6") to the Credit Agreement, dated October 17, 2016 (as previously amend, the "Existing Credit Agreement" and, as amendment by Amendment No. 6, the "Credit Agreement"), with the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

Under the Existing Credit Agreement, during the Covenant Relief Period, we were subject to a $75.0 million limitation on investments in joint ventures, Affiliates, Unrestricted Subsidiaries and Non-Guarantor Subsidiaries (each as defined in the Existing Credit Agreement) (the "Covenant Relief Period Investment Limitation"). Amendment No. 6, among other things, excludes from the Covenant Relief Period Investment Limitation any investments made in connection with a permitted receivables financing facility. The covenant relief period provided by this amendment has expired.

Accounts Receivable Facility

On July 15, 2021, we and certain of our subsidiaries entered into a $75.0 million accounts receivable securitization facility (the "Receivables Facility") to provide additional liquidity, to reduce our cost of funds and to repay outstanding indebtedness under the Credit Facility.

The documentation for the Receivables Facility includes (i) a Receivables Purchase Agreement (the "Receivables Purchase Agreement") entered into by and among Audacy Operations, Inc., a Delaware corporation and our wholly-owned subsidiary ("Audacy Operations"), Audacy Receivables, LLC, a Delaware limited liability company and our wholly-owned subsidiary, as seller ("Audacy Receivables"), the investors party thereto (the "Investors"), and DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main, as agent ("DZ BANK"); (ii) a Sale and Contribution Agreement (the "Sale and Contribution Agreement"), by and among Audacy Operations, Audacy New York, LLC, a Delaware limited liability company and our wholly-owned subsidiary ("Audacy NY"), and Audacy Receivables; and (iii) a Purchase and Sale Agreement (the "Purchase and Sale Agreement," and together with the Receivables Purchase Agreement and the Sale and Contribution Agreement, the "Agreements") by and among certain of our wholly-owned subsidiaries (together with Audacy NY, the "Originators"), Audacy Operations and Audacy NY.

Audacy Receivables is considered a special purpose vehicle ("SPV") as it is an entity that has a special, limited purpose and it was created to sell accounts receivable, together with customary related security and interests in the proceeds thereof, to the Investors in exchange for cash investments.

Yield is payable to Investors under the Receivables Purchase Agreement at a variable rate based on either one-month SOFR or commercial paper rates plus a margin. Collections on the accounts receivable: (x) will be used to: (i) satisfy the obligations of Audacy Receivables under the Receivables Facility; or (ii) purchase additional accounts receivable from the Originators; or (y) may be distributed to Audacy NY, the sole member of Audacy Receivables. Audacy Operations acts as the servicer under the Agreements.

The Agreements contain representations, warranties and covenants that are customary for bankruptcy-remote securitization transactions, including covenants requiring Audacy Receivables to be treated at all times as an entity separate from the Originators, Audacy Operations, the Company or any of its other affiliates and that transactions entered into between Audacy Receivables and any of its affiliates shall be on arm's-length terms. The Receivables Purchase Agreement also contains customary default and termination provisions which provide for acceleration of amounts owed under the Receivables Purchase Agreement upon the occurrence of certain specified events with respect to Audacy Receivables, Audacy Operations, the Originators, or the Company, including, but not limited to: (i) Audacy Receivables' failure to pay yield and other amounts due; (ii) certain insolvency events; (iii) certain judgments entered against the parties; (iv) certain liens filed with respect to assets; and (v) breach of certain financial covenants and ratios. Specifically, the Receivables Facility requires the Company to comply with a maximum Consolidated Net First-Lein Leverage Ratio that cannot exceed 4.0 times at December 31, 2022. As of December 31, 2022, the Company's Consolidated Net First-Lein Leverage Ratio was 3.9 times. The Receivables Facility also requires the Company to maintain a minimum tangible net worth, as defined within the agreement, of at least $300.0 million. Additionally, the Receivables Facility requires the Company to maintain minimum liquidity of $25.0 million. This threshold was previously $75.0 million but was amended on January 27, 2023 reducing the minimum liquidity to $25.0 million.

We have agreed to guarantee the performance obligations of Audacy Operations and the Originators under the Receivables Facility documents. We have not agreed to guarantee any obligations of Audacy Receivables or the collection of any of the receivables and will not be responsible for any obligations to the extent the failure to perform such obligations by Audacy

Operations or any Originator results from receivables being uncollectible on account of the insolvency, bankruptcy or lack of creditworthiness or other financial inability to pay of the related obligor.

In general, the proceeds from the sale of the accounts receivable are used by the SPV to pay the purchase price for accounts receivables it acquires from Audacy NY and may be used to fund capital expenditures, repay borrowings on the Credit Facility, satisfy maturing debt obligations, as well as fund working capital needs and other approved uses.

Although the SPV is a wholly owned consolidated subsidiary of Audacy NY, the SPV is legally separate from Audacy NY. The assets of the SPV (including the accounts receivables) are not available to creditors of Audacy NY, Audacy Operations or the Company, and the accounts receivables are not legally assets of Audacy NY, Audacy Operations or the Company. The Receivables Facility is accounted for as a secured financing. The pledged receivables and the corresponding debt are included in Accounts receivable and Long-term debt, respectively, on the Consolidated Balance Sheets.

The Receivables Facility will expire on July 15, 2024, unless earlier terminated or subsequently extended pursuant to the terms of the Receivables Purchase Agreement. The pledged receivables and the corresponding debt are included in Accounts receivable, net and Long-term debt, net of current portion, respectively, on the Condensed Consolidated Balance Sheet. At December 31, 2022, we had outstanding borrowings of $75.0 million under the Receivables Facility.

The 2029 Notes

During the first quarter of 2021, we and our finance subsidiary, Audacy Capital Corp., issued $540.0 million in aggregate principal amount of senior secured second-lien notes due March 31, 2029 (the "2029 Notes"). Interest on the 2029 Notes accrues at the rate of 6.750% per annum and is payable semi-annually in arrears on March 31 and September 30 of each year.

We used net proceeds of the offering, along with cash on hand, to: (i) repay $77.0 million of existing indebtedness under the Term B-2 Loan; (ii) repay $40.0 million of drawings under the Revolver; and (iii) fully redeem all of its $400.0 million aggregate principal amount of 7.250% senior notes due 2024 (the "Senior Notes") and to pay fees and expenses in connection with the redemption.

In connection with this activity, during the first quarter of 2021, we: (i) recorded $6.6 million of new debt issuance costs attributable to the 2029 Notes which will be amortized over the term of the 2029 Notes under the effective interest method; and (ii) $0.4 million of debt issuance costs attributable to the Revolver which will be amortized over the remaining term of the Revolver on a straight line basis. We also incurred $0.5 million of costs which were classified within refinancing expenses.

The 2029 Notes are fully and unconditionally guaranteed on a senior secured second priority basis by each of the direct and indirect subsidiaries of Audacy Capital Corp. A default under the 2029 Notes could cause a default under the Credit Facility or the 2027 Notes. Any event of default, therefore, could have a material adverse effect on the Company's business and financial condition.

The 2029 Notes are not a registered security and there are no plans to register the 2029 Notes as a security in the future. As a result, Rule 3-10 of Regulation S-X promulgated by the SEC is not applicable and no separate financial statements are required for the guarantor subsidiaries.

The Senior Notes

Simultaneously with entering into the Merger and assuming the Credit Facility on November 17, 2017, we also assumed the Senior Notes that mature on November 1, 2024, in the amount of $400.0 million (the "Senior Notes"). The Senior Notes, which were originally issued by CBS Radio (now Audacy Capital Corp.) on October 17, 2016, were valued at a premium as part of the fair value measurement on the date of the Merger. The premium on the Senior Notes will be amortized over the term under the effective interest rate method. As of any reporting period, the unamortized premium on the Senior Notes was reflected on the balance sheet as an addition to the $400.0 million liability.

As discussed above, during the year ended December 31, 2021, we issued a call notice to redeem our Senior Notes with an effective date of April 10, 2021. We incurred interest on the Senior Notes until the redemption date. In connection with this redemption, we deposited the following funds to satisfy our obligations under the Senior Notes and discharge the Indenture governing the Senior Notes: (i) $400.0 million to redeem the Senior Notes in full; (ii) $14.5 million for a call premium for the early retirement of the Senior Notes; and (iii) $12.8 million for accrued and unpaid interest through April 10, 2021. As a result of the refinancing, we recorded an $8.2 million loss on extinguishment of debt that included the call premium, the write off of unamortized debt issuance costs, and the write off of unamortized premium on the Senior Notes.

Potential Liability Management Transactions

We are currently exploring, and expect to continue to explore, a variety of transactions to provide us with additional liquidity or to manage our liabilities, which could include extending maturities or otherwise reorganizing our debt to decrease overall leverage. These alternatives include refinancings, exchange offers, consent solicitations, the issuance of new indebtedness, amendments to the terms of our existing indebtedness and/or other transactions. In conjunction with any such transactions, we may seek consents to amend the documents governing our indebtedness to amend or eliminate certain covenants or collateral provisions. Because the terms of any such transactions will be subject to negotiations with the holders of our indebtedness, they may differ materially from those described above and are, to a large extent, outside of our control. We cannot assure you that we will enter into or consummate any such liability management transactions or that we will be successful in reducing our debt, and we cannot currently predict the impact that any such transactions, if consummated, would have on us.

Operating Activities

Net cash flows used by operating activities during 2022 and 2021 were $0.5 million and $59.3 million, respectively.

The cash flows used in operating activities decreased primarily due to: (i) an increase in net gain on disposals of assets of $39.4 million; (ii) an increase in gain on remeasurement of contingent consideration of $9.9 million; (iii) a decrease in net gains on deferred compensation of $8.5 million; (iv) a decrease in loss on extinguishment of debt of $8.2 million; and (v) an increase in net investment in working capital of $2.1 million.

These decreases in cash flows used in operating activities were partially offset by a decrease in net loss, as adjusted for certain non-cash charges and income tax benefits of $15.5 million and an increase in depreciation and amortization of $13.5 million

The increase in investment in working capital is primarily due to the timing of: (i) settlements of accounts payable and accrued liabilities; (ii) collections of accounts receivable; (iii) settlements of other long-term liabilities; (iv) settlements of accrued interest expense; and (v) settlements of prepaid expenses.

The decrease in net loss, as adjusted for certain non-cash charges and income tax benefits is primarily attributable to an increase in net loss of $137.1 million which is offset by: (i) an increase in impairment loss of $178.3 million; (ii) an increase in deferred tax benefits of $56.7 million and an increase

Investing Activities

Net cash flows used in investing activities were $27.3 million and $125.1 million in 2022 and 2021, respectively.

During 2022, net cash flows used in investing activities decreased primarily due to: (i) an increase in proceeds from the sale of property, equipment, intangibles and other assets of $52.3 million; and (ii) a decrease in purchases of business and audio assets of $49.8 million , partially offset by an increase in additions to property and equipment of $4.2 million.

Financing Activities

Net cash flows provided by financing activities were $70.6 million and $94.3 million for 2022 and 2021, respectively.

During 2022, net cash flows provided by financing activities decreased primarily due to: (i) a decrease in cash outflows related to the redemption of fixed rate debt of $390.0 million; (ii) a decrease in payments against the Revolver of $101.3 million; (iii) a decrease of payments of long-term debt of $121.6 million; (iv) a decrease in borrowing under the Revolver of $2.0 million; (v) a decrease in payments of call premiums and other fees of $14.5 million; and (vi) a decrease in payments for debt issuance costs of $10.5 million. These increases in cash flows provided by financing activities were partially offset by: (i) a decrease in proceeds from issuance of long term debt of $585.0 million; and (ii) a reduction in proceeds from the borrowing under the Receivables Facility of $75.0 million.

Income Taxes

Under the CARES Act, we were able to carry back our 2020 federal income tax loss to prior tax years and filed 2 refund claims with the IRS for $20.4 million. During the year ended December 31, 2022, we received a federal tax refund of approximately $15.2 million. We did not make any federal income tax payments in 2022 primarily as a result of the availability of NOLs to offset our federal taxable income.

For federal income tax purposes, the acquisition of CBS Radio was treated as a reverse acquisition which caused us to undergo an ownership change under Section 382 of the Internal Revenue Code (the "Code"). This ownership change will limit the utilization of our NOLs for post-acquisition tax years.

Dividends

Following the payment of the quarterly dividend for the first quarter of 2020, we suspended our quarterly dividend program. Any future dividends will be at the discretion of the Board based upon the relevant factors at the time of such consideration, including, without limitation, compliance with the restrictions set forth in our Credit Facility, the Notes and the Senior Notes.

See Liquidity under Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Note 12, Long-Term Debt, in the accompanying notes to our audited consolidated financial statements.

Share Repurchase Programs

On November 2, 2017, our Board announced a share repurchase program (the "2017 Share Repurchase Program") to permit us to purchase up to $100.0 million of our issued and outstanding shares of Class A common stock through open market purchases. Shares repurchased by us under the 2017 Share Repurchase Program will be at our discretion based upon the relevant factors at the time of such consideration, including, without limitation, compliance with the restrictions set forth in our Credit Facility, the 2027 Notes and the 2029 Notes.

During the years ended December 31, 2022 and 2021, we did not repurchase any shares under the 2017 Share Repurchase Program. As of December 31, 2022, $41.6 million is available for future share repurchase under the 2017 Share Repurchase Program.

Capital Expenditures

Capital expenditures for 2022, 2021, and 2020 were $80.8 million, $76.6 million and $30.8 million, respectively.

Credit Rating Agencies

On a continuing basis, Standard and Poor's, Moody's Investor Services and other rating agencies may evaluate our indebtedness in order to assign a credit rating. Any significant downgrade in our credit rating could adversely impact our future liquidity by limiting or eliminating our ability to obtain debt financing.

Contractual Obligations

The following table reflects a summary of our contractual obligations as of December 31, 2022:

		Payments Due By Period			
Contractual Obligations:	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Long-term debt obligations (1)	$ 2,245,175	$ 95,777	$ 971,135	$ 592,700	$ 585,563
Operating lease obligations (2)	279,991	53,136	90,668	65,054	71,133
Purchase obligations (3)	556,780	240,335	230,662	62,669	23,114
Other long-term liabilities (4)	479,405	—	771	—	478,634
Total	$ 3,561,351	$ 389,248	$ 1,293,236	$ 720,423	$ 1,158,444

(1) The total amount reflected in the above table includes principal and interest.

    a. Our Credit Facility had outstanding indebtedness in the amount of $632.4 million under our Term B-2 Loan and $180.0 million outstanding under our Revolver as of December 31, 2022. The maturity under our Credit Facility could be accelerated if we do not maintain compliance with certain covenants. The principal maturities reflected exclude any impact from required principal payments based upon our future operating performance. The above table includes projected interest expense under the remaining term of our Credit Facility.

    b.   Under our 2027 Notes, the maturity could be accelerated under an event of default or could be repaid in cash by us at our option prior to maturity. The above table includes projected interest expense under the remaining term of the agreement.

    c.   Under our 2029 Notes, the maturity could be accelerated under an event of default or could be repaid in cash by us at our option prior to maturity. The above table includes projected interest expense under the remaining term of the agreement.

(2)   The operating lease obligations represent scheduled future minimum operating lease payments under non-cancellable operating leases, including rent obligations under escalation clauses. The minimum lease payments do not include common area maintenance, variable real estate taxes, insurance and other costs for which the Company may be obligated as most of these payments are primarily variable rather than fixed.

(3)   We have purchase obligations that include contracts primarily for on-air personalities and other key personnel, ratings services, sports programming rights, software and equipment maintenance and certain other operating contracts.

(4)   Included within total other long-term liabilities of $479.4 million are deferred income tax liabilities of $453.4 million. It is impractical to determine whether there will be a cash impact to an individual year. Therefore, deferred income tax liabilities, together with liabilities for deferred compensation and uncertain tax positions (other than the amount of unrecognized tax benefits that are subject to the expiration of various statutes of limitation over the next 12 months) are reflected in the above table in the column labeled as "More Than 5 Years." See Note 18, Income Taxes, in the accompanying notes to our audited consolidated financial statements for a discussion of deferred tax liabilities.

Off-Balance Sheet Arrangements

As of December 31, 2022, and as of the date this report was filed, we did not have any material off-balance sheet transactions, arrangements, or obligations, including contingent obligations.

We do not have any other relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet financial arrangements or other contractually narrow or limited purposes as of December 31, 2022. Accordingly, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Market Capitalization

As of December 31, 2022, and 2021, our total equity market capitalization was $32.7 million and $363.6 million, respectively, which was $488.0 million lower and $289.8 lower, respectively, than our book equity value on those dates. As of December 31, 2022, and 2021, our stock price was $0.23 per share and $2.57 per share, respectively.

Intangibles

As of December 31, 2022, approximately 66% of our total assets consisted of radio broadcast licenses and goodwill, the value of which depends significantly upon the operational results of our business. We could not operate our radio stations without the related FCC license for each station. FCC licenses are subject to renewal every eight years. Consequently, we continually monitor the activities of our stations to ensure they comply with all regulatory requirements. See Part I, Item 1A, "Risk Factors", for a discussion of the risks associated with the renewal of licenses.

Inflation

Inflation has affected our performance by increasing our radio station operating expenses in terms of higher costs for wages and multi-year vendor contracts with assumed inflationary built-in escalator clauses. The exact effects of inflation, however, cannot be reasonably determined. There can be no assurance that a high rate of inflation in the future would not have an adverse effect on our profits, especially since our Credit Facility is variable rate.

Recent Accounting Pronouncements

For a discussion of recently issued accounting standards, see Note 2, Significant Accounting Policies, in the accompanying consolidated financial statements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different circumstances or by using different assumptions.

We consider the following policies to be important in understanding the judgments involved in preparing our consolidated financial statements and the uncertainties that could affect our financial position, results of operations or cash flows:

Revenue Recognition

We generate revenue from the sale to advertisers of various services and products, including but not limited to: (i) spot revenues; (ii) digital advertising; (iii) network revenues; (iv) sponsorship and event revenues; and (v) other revenue. Services and products may be sold separately or in bundled packages. The typical length of a contract for service is less than 12 months.

Revenue is derived primarily from the sale of commercial airtime to local and national advertisers. We recognize revenue when we satisfy a performance obligation by transferring control over a product or service to a customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those products or services.

Revenues presented in the consolidated financial statements are reflected on a net basis, after the deduction of advertising agency fees by the advertising agencies. We also evaluate when it is appropriate to recognize revenue based on the gross amount invoiced to the customer or the net amount retained by us if a third party is involved.

Revenue is recognized when or as performance obligations under the terms of a contract with customers are satisfied. This typically occurs at the point in time that advertisements are broadcast, marketing services are provided, or as an event occurs. For spot revenues, digital advertising, and network revenues we recognize revenue at the point in time when the advertisement is broadcast. For event revenues, we recognize revenues at a point in time, as the event occurs. For sponsorship revenues, we recognize revenues over the length of the sponsorship agreement. For trade and barter transactions, revenue is recognized at the point in time when the promotional advertising is aired.

For bundled packages, we account for each product or performance obligation separately if they are distinct. A product or service is distinct if it is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the prices at which we separately sell the commercial broadcast time, digital advertising, or digital product and marketing solutions.

Advertiser payments received in advance of when the products or services are delivered are recorded on our balance sheet as unearned revenue.

Allowance for Doubtful Accounts

Accounts receivable primarily consist of receivables from contracts with customers for the sale of advertising time. Receivables are initially recorded at the transaction amount. Each reporting period, we evaluate the collectability of the receivables and record an allowance for doubtful accounts, which represents our estimate of the expected losses that result from possible default events over the expected life of a receivable. We establish our allowance for doubtful accounts based upon our collection experience and the assessment of the collectability of specific amounts. Changes to the allowance for doubtful accounts are made by recording charges to bad debt expense and are reported in the station operating expenses and corporate general and administrative expenses line items.

Radio Broadcasting Licenses and Goodwill

We have made acquisitions in the past for which a significant amount of the purchase price was allocated to broadcasting licenses and goodwill assets. As of December 31, 2022, we have recorded approximately $2.2 billion in radio broadcasting licenses and goodwill, which represented approximately 66% of our total assets as of that date. We must conduct impairment testing at least annually, or more frequently if events or changes in circumstances indicate that the assets might be impaired, and charge to operations an impairment expense in the periods in which the recorded value of these assets is more than their fair value. Any such impairment could be material. After an impairment expense is recognized, the recorded value of these assets will be reduced by the amount of the impairment expense and that result will be the assets' new accounting basis.

For goodwill, we use qualitative and quantitative approaches when testing goodwill for impairment. We perform a qualitative evaluation of events and circumstances impacting each reporting unit to determine the likelihood of goodwill impairment. Based on that qualitative evaluation, if we determine it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, no further evaluation is necessary. Otherwise, we perform a quantitative goodwill impairment test. We perform quantitative goodwill impairment tests for reporting units at least once every three years.

We believe our estimate of the value of our radio broadcasting licenses and reporting units is an important accounting estimate as the value is significant in relation to our total assets, and our estimate of the value uses assumptions that incorporate variables based on past experiences and judgments about future performance of our stations.

Broadcasting Licenses Impairment Test

In evaluating whether events or changes in circumstances indicate that an interim impairment assessment is required, we consider several factors in determining whether it is more likely than not that the carrying value of our broadcasting licenses or goodwill exceeds the fair value of our broadcasting licenses or goodwill, respectively. The analysis considers: (i) macroeconomic conditions such as deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets; (ii) industry and market considerations such as deterioration in the environment in which we operate, an increased competitive environment, a change in the market for our products or services, or a regulatory or political development; (iii) cost factors such as increases in labor or other costs that have a negative effect on earnings and cash flows; (iv) overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods; (v) other relevant entity-specific events such as changes in management, key personnel, strategy, or customers, bankruptcy, or litigation; (vi) events affecting a reporting unit such as a change in the composition or carrying amount of our net assets; and (vii) a sustained decrease in our share price.

We evaluate the significance of identified events and circumstances on the basis of the weight of evidence along with how they could affect the relationship between the carrying value of our broadcasting licenses and goodwill and their respective fair value amounts, including positive mitigating events and circumstances.

Subsequent to the annual impairment test conducted during the fourth quarter of 2019, we continued to monitor these factors listed above. Due to the current economic and market conditions related to the COVID-19 pandemic, and a contraction in the expected future economic and market conditions utilized in the annual impairment test conducted in the fourth quarter of 2019, we determined that the changes in circumstances warranted an interim impairment assessment on our broadcasting licenses during the second quarter of 2020. Due to changes in facts and circumstances, we revised our estimates with respect to projected operating performance and discount rates used in the interim impairment assessment. During the second quarter of 2020, we completed an interim impairment test for our broadcasting licenses at the market level using the Greenfield method. As a result of this interim impairment assessment, we determined that the fair value of our broadcasting licenses was less than the amount reflected in the balance sheet for certain of our markets and, accordingly, recorded an impairment loss of $4.1 million, ($3.0 million, net of tax).

Subsequent to the interim impairment assessment conducted during the second quarter of 2020, we continued to monitor these factors listed above. Due to the current economic and market conditions related to the COVID-19 pandemic, and a further contraction in the expected future economic and market conditions utilized in the interim impairment assessment conducted in the second quarter of 2020, primarily a decrease in market-specific revenue forecasts, we determined that changes in circumstances warranted an interim impairment assessment on certain of our broadcasting licenses during the third quarter of 2020. During the third quarter of 2020, we completed an interim impairment test for certain of our broadcasting licenses at the market level using the Greenfield method. As a result of this interim impairment assessment, we determined that the fair value of our broadcasting licenses was less than the amount reflected in the balance sheet for certain of our markets and, accordingly, recorded an impairment loss of $11.8 million, ($8.7 million, net of tax).

In connection with our annual impairment assessment conducted during the fourth quarter of 2020, we continued to evaluate the appropriateness of the key assumptions used to develop the fair values of our broadcasting licenses. After further consideration of the impact that the COVID-19 pandemic continues to have on the broadcast industry, we concluded it was appropriate to revise the discount rate used. This change, which resulted in an increase to the discount rate used, was made to reflect current rates that a market participant could expect and further addressed forecast risk that exists as a result of the COVID-19 pandemic.

During the fourth quarter of 2020, the Company completed its annual impairment test for broadcasting licenses at the market level using the Greenfield method. As a result of this annual impairment assessment, the Company determined that the fair value of its broadcasting licenses was less than the amount reflected in the balance sheet for certain of the Company's markets and, accordingly, recorded an impairment loss of $246.0 million, ($180.4 million, net of tax). As a result of this impairment charge, we wrote down the carrying value of our broadcasting licenses in 38 markets.

The Company determined that an interim impairment assessment was not required in the year 2021. During the fourth quarter of 2021, the Company completed its annual impairment test for broadcasting licenses and determined that the fair value of its broadcasting licenses was greater than the amount reflected in the balance sheet for each of the Company's markets and, accordingly, no impairment was recorded.

During the third quarter of 2022, the Company evaluated whether the facts and circumstances and available information result in the need for an impairment assessment for its FCC broadcasting licenses, particularly the results of operations, increase in interest rates and related impact on the weighted average cost of capital and changes in stock price, and concluded an interim impairment assessment was warranted, and completed an interim impairment assessment for its broadcasting licenses at the market level. As a result of this interim impairment assessment, the Company determined that the fair value of its broadcasting licenses was less than the amount reflected in the balance sheet for certain of the Company's markets and, accordingly, recorded an impairment loss of $159.1 million ($116.7 million, net of tax).

During the fourth quarter of 2022, the Company completed its annual impairment test for broadcasting licenses and determined that the fair value of its broadcasting licenses was greater than the amount reflected in the balance sheet for each of the Company's markets and, accordingly, no impairment was recorded.

We will continue to monitor these relevant factors to determine if any changes in key inputs in the valuation of our broadcasting licenses is warranted.

Methodology - Broadcasting Licenses

We perform our broadcasting license impairment test by using the Greenfield method at the market level. Each market's broadcasting licenses are combined into a single unit of accounting for purposes of testing impairment, as the broadcasting licenses in each market are operated as a single asset. The broadcasting licenses are assessed for recoverability at the market level. Potential impairment is identified by comparing the fair value of a market's broadcasting license to its carrying value. The Greenfield method is a discounted cash flow approach (a 10-year income model) assuming a start-up scenario in which the only assets held by an investor are broadcasting licenses. Our fair value analysis contains assumptions based upon past experience, reflects expectations of industry observers and includes judgments about future performance using industry normalized information for an average station within a certain market. The cash flow projections for the broadcasting licenses include significant judgments and assumptions relating to the market share and profit margin of an average station within a market based upon market size and station type, the forecasted growth rate of each radio market (including long-term growth rate) and the discount rate. Changes in our estimates of the fair value of these assets could result in material future period write-downs of the carrying value of our broadcasting licenses.

The methodology used by us in determining our key estimates and assumptions was applied consistently to each market. We believe the assumptions identified below are the most important and sensitive in the determination of fair value.

Assumptions and Results – Broadcasting Licenses

The following table reflects the estimates and assumptions used in the interim and annual broadcasting licenses impairment assessments of each year:

	Estimates And Assumptions					
	Fourth Quarter 2022	Third Quarter 2022	Fourth Quarter 2021	Fourth Quarter 2020	Third Quarter 2020	Second Quarter 2020
Discount rate	9.50%	9.50%	8.50%	8.50%	7.50%	8.00%
Operating profit margin ranges expected for average stations in the markets where the Company operates	18% to 33%	20% to 33%	20% to 33%	20% to 36%	24% to 36%	22% to 36%
Forecasted growth rate (including long-term growth rate) range of the Company's markets	0.0% to 0.6%	0.0% to 0.6%	0.0% to 0.6	0.0% to 0.6%	0.0% to 0.7%	0.0% to 0.8%

We believe we have made reasonable estimates and assumptions to calculate the fair value of our broadcasting licenses. These estimates and assumptions could be materially different from actual results.

If actual market conditions are less favorable than those projected by the industry or by us, or if events occur or circumstances change that would reduce the fair value of our broadcasting licenses below the amount reflected on the balance sheet, we may be required to conduct an interim test and possibly recognize impairment charges, which could be material, in future periods. The COVID-19 pandemic increases the uncertainty with respect to such market and economic conditions and, as such, increases the risk of future impairment.

The table below presents the percentage within a range by which the fair value exceeded the carrying value of our radio broadcasting licenses as of December 1, 2022, for 43 units of accounting (43 geographical markets) where the carrying value of the licenses is considered material to our financial statements. Markets with an immaterial carrying values were excluded.

Rather than presenting the percentage separately for each unit of accounting, management's opinion is that this table in summary form is more meaningful to the reader in assessing the recoverability of the broadcasting licenses. In addition, the units of accounting are not disclosed with the specific market name as such disclosure could be competitively harmful to us.

	Units of Accounting as of December 1, 2022 Based Upon the Valuation as of December 1, 2022 Percentage Range by Which Fair Value Exceeds the Carrying Value			
	0% To 5%	Greater Than 5% To 10%	Greater Than 10% To 15%	Greater Than 15%
Number of units of accounting	36	3	3	1
Carrying value (in thousands)	$ 1,947,616	$ 33,129	$ 102,569	$ 4,174

Broadcasting Licenses Valuation at Risk

After the interim impairment test conducted on our broadcasting licenses in the third quarter of 2022, the results indicated that there were 41 units of accounting where the fair value exceeded their carrying value by 10% or less. In aggregate, these 41 units of accounting had a carrying value of $2.0 billion at September 30, 2022. As discussed above, as a result of the interim impairment assessment conducted in the third quarter of 2022, we wrote down the carrying value of our broadcasting licenses in 38 markets.

	Units of Accounting as of September 1, 2022 Based Upon the Valuation as of September 1, 2022 Percentage Range by Which Fair Value Exceeds the Carrying Value			
	0% To 5%	Greater Than 5% To 10%	Greater Than 10% To 15%	Greater Than 15%
Number of units of accounting	41	—	1	1
Carrying value (in thousands)	$ 2,019,531	$ —	$ 4,174	$ 63,783

Sensitivity of Key Broadcasting Licenses Assumptions

If we were to assume changes in certain of our key assumptions used to determine the fair value of our broadcasting licenses, the following would be the incremental impact:

Sensitivity Analysis (1)	
	Percentage Decrease in Broadcasting Licenses Carrying Value
Increase the discount rate from 9.5% to 10.5%	10.2 %
Reduction in forecasted growth rate (including long-term growth rate) to 0% for all markets	1.7 %
Reduction in operating profit margin by 10%	2.3 %

(1)   Each assumption used in the sensitivity analysis is independent of the other assumptions.

To determine the radio broadcasting industry's future revenue growth rate for impairment purposes using the Greenfield model, management uses publicly available information on industry expectations rather than management's own estimates, which could differ. The publicly available market information is then allocated based on Company-specific market share. In addition, these long-term market growth rate estimates could vary in each of our markets. Using the publicly available information on industry expectations, each market's revenues were forecasted over a ten-year projection period to reflect the expected long-term growth rate for the radio broadcast industry, which was further adjusted for each of our markets. If the industry's growth is less than forecasted, then the fair value of our broadcasting licenses could be negatively impacted.

Operating profit is defined as profit before interest, depreciation and amortization, income tax and corporate allocation charges. Operating profit is then divided by broadcast revenues, net of agency and national representative commissions, to compute the operating profit margin. For the broadcast license fair value analysis, the projections of operating profit margin that are used are based upon industry operating profit norms, which reflect market size and station type. These margin projections are not specific to the performance of our radio stations in a market, but are predicated on the expectation that a new entrant into the market could reasonably be expected to perform at a level similar to a typical competitor. If the outlook for the radio industry's growth declines, then operating profit margins in the broadcasting license fair value analysis would be negatively impacted, which would decrease the value of the broadcasting licenses.

The discount rate to be used by a typical market participant reflects the risk inherent in future cash flows for the broadcast industry. The same discount rate was used for each of our markets. The discount rate is calculated by weighting the required returns on interest-bearing indebtedness and common equity capital in proportion to their estimated percentages in an expected capital structure. The capital structure was estimated based upon data available for publicly traded companies in the broadcast industry.

See Note 8, Intangible Assets and Goodwill, in the accompanying notes to our audited consolidated financial statements, for a discussion of intangible assets and goodwill.

Goodwill Impairment Test

In November 2020, we completed the QLGG Acquisition. QLGG represents a separate division one level beneath the single operating segment and its own reporting unit. For the goodwill acquired in the QLGG Acquisition, similar valuation techniques that were applied in the valuation of goodwill under purchase price accounting were also used in the annual impairment testing process. The valuation of the acquired goodwill approximated fair value.

The podcast reporting unit goodwill, primarily consisting of acquired goodwill from the Cadence13 Acquisition and Pineapple Acquisition, was subject to a qualitative annual impairment test conducted in the fourth quarter of 2020. As a result of the qualitative impairment test, we determined it was more likely than not that the fair value of the podcast reporting unit, consisting of goodwill acquired in the Cadence13 Acquisition and the Pineapple Acquisition exceeded their respective carrying amounts. Accordingly, no quantitative impairment assessment was conducted and no impairment was recorded.

After assessing the totality of events and circumstances listed above, we determined that it was more likely than not that the fair value of our reporting units was greater than their respective carrying amounts. Accordingly, we did not conduct an interim impairment test on our goodwill during 2021.

In March 2021, we completed the Podcorn Acquisition. Cadence13, Pineapple and Podcorn represent a single podcasting division one level beneath the single operating segment. Since the operations are economically similar, Cadence13, Pineapple and Podcorn were aggregated into a single podcasting reporting unit for the quantitative impairment assessment conducted in the fourth quarter of 2021. During the fourth quarter of 2021, we completed our annual impairment test for our podcasting reporting unit and determined that the fair value of our podcast reporting unit was greater than the carrying value and, accordingly, no impairment was recorded.

During the fourth quarter of 2021, we completed our annual impairment test for the QLGG reporting unit and determined that the fair value of the QLGG reporting unit was greater than the carrying value and, accordingly, no impairment was recorded.

In October 2021, we completed the WideOrbit Streaming Acquisition. We operate WideOrbit Streaming under the name AmperWave ("AmperWave"). AmperWave represents a separate division one level beneath the single operating segment and its own reporting unit. For the goodwill acquired in the WideOrbit Streaming Acquisition, similar valuation techniques that were applied in the valuation of goodwill under purchase price accounting were also used in the annual impairment testing process. The valuation of the acquired reporting unit approximated fair value.

During the third quarter of 2022, the Company evaluated whether the facts and circumstances and available information result in the need for an impairment assessment for any goodwill, particularly the results of operations, increase in interest rates and related impact on the weighted average cost of capital and changes in stock price, and concluded an interim impairment assessment was warranted, and completed an interim impairment assessment for its goodwill at the podcast reporting unit and the QLGG reporting unit. As a result of this interim impairment assessment, the Company determined that the fair value of its QLGG reporting unit was less than the amount reflected in the balance sheet and, accordingly, recorded an impairment loss of $18.1 million. As a result of this impairment assessment, the Company no longer has any goodwill attributable to the QLGG reporting unit.

During the fourth quarter of 2022, the Company completed its annual impairment test for its podcasting and AmperWave reporting units and determined that the fair value of the podcast reporting unit and the AmperWave reporting unit was greater than the carrying value and, accordingly, no impairment was recorded.

Methodology - Goodwill

The Company used an income approach in computing the fair value of the Company's goodwill. This approach utilized a discounted cash flow method by projecting the Company's income over a specified time and capitalizing at an appropriate market rate to arrive at an indication of the most probable selling price. Potential impairment is identified by comparing the fair value of the Company's reporting unit to its carrying value, including goodwill. Cash flow projections for the reporting unit include significant judgments and assumptions relating to projected operating profit margin (including revenue and expense growth rates) and the discount rate. Management believes that this approach is commonly used and is an appropriate methodology for valuing the Company. Factors contributing to the determination of the Company's operating performance were historical performance and/or management's estimates of future performance.

We elected to bypass the qualitative assessment for the interim impairment tests of our podcast reporting unit and QLGG reporting unit and proceeded directly to the quantitative goodwill impairment test by using a discounted cash flow approach (a 5-year income model). Potential impairment is identified by comparing the fair value of each reporting unit to its carrying value. Our fair value analysis contains assumptions based upon past experience, reflects expectations of industry observers and includes judgments about future performance using industry normalized information. The cash flow projections for the reporting units include significant judgments and assumptions relating to the revenue, operating expenses, projected operating profit margins, and the discount rate. Changes in our estimates of the fair value of these assets could result in material future period write-downs of the carrying value of our goodwill.

Assumptions and Results - Goodwill

The following table reflects certain key estimates and assumptions used in the interim and annual goodwill impairment assessments of each year:

	Estimates And Assumptions			
	Fourth Quarter 2022	Third Quarter 2022	Fourth Quarter 2021	Fourth Quarter 2020
Discount rate - podcast reporting unit	11.00%	11.0 %	9.50%	not applicable
Discount rate - QLGG reporting unit	not applicable	13.0 %	12.00%	not applicable

We believe we have made reasonable estimates and assumptions to calculate the fair value of our goodwill. These estimates and assumptions could be materially different from actual results.

If actual market conditions are less favorable than those projected by the industry or by us, or if events occur or circumstances change that would reduce the fair value of our goodwill below the amount reflected on the balance sheet, we may be required to conduct an interim test and possibly recognize impairment charges, which could be material, in future periods. The COVID-19 pandemic increases the uncertainty with respect to such market and economic conditions and, as such, increases the risk of future impairment.

Goodwill Valuation At Risk

Our remaining goodwill as of December 31, 2022 is limited to the goodwill acquired in the Cadence13 Acquisition and Pineapple Acquisition in 2019 and the goodwill acquired in the Podcorn Acquisition and AmperWave Acquisition in 2021.

Future impairment charges may be required on our goodwill, as the discounted cash flow model is subject to change based upon our performance, peer company performance, overall market conditions, and the state of the credit markets. We continue to monitor these relevant factors to determine if an interim impairment assessment is warranted.

If there were to be a deterioration in our forecasted financial performance, an increase in discount rates, a reduction in long-term growth rates, a sustained decline in our stock price, or a failure to achieve analyst expectations, these could all be potential indicators of an impairment charge to our remaining goodwill, which could be material, in future periods.

Sensitivity of Key Goodwill Assumptions

If we were to assume changes in certain of our key assumptions used to determine the fair value of our podcasting reporting unit, the following would be the incremental impact:

Sensitivity Analysis (1)	
	Percentage Decrease in Reporting Unit Carrying Value
Increase the discount rate from 11.0% to 12.0%	— %
Reduction in forecasted long-term growth rate to 0%	— %
Reduction in operating profit margin by 10%	— %

(1)   Each assumption used in the sensitivity analysis is independent of the other assumptions.

As shown in the table above, if we were to assume certain changes in our key assumptions used to determine the fair value of our reporting units, we would not be required to record an impairment charge.

Using publicly available information on industry expectations, each reporting unit's revenues were forecasted over a five-year projection period to reflect the expected long-term growth rate for each respective reporting unit. If the industry's growth is less than forecasted, then the fair value of our reporting units could be negatively impacted.

Operating profit is defined as profit before interest, depreciation and amortization, income tax and corporate allocation charges. Operating profit is then divided by revenues, net of costs of goods sold and commissions, to compute the operating profit margin. If the outlook for the reporting units' growth declines, then operating profit margins in the fair value analysis would be negatively impacted, which would decrease the value of the reporting units.

The discount rate to be used by a typical market participant reflects the risk inherent in future cash flows for the podcast reporting unit. The discount rate is calculated by weighting the required returns on interest-bearing indebtedness and common equity capital in proportion to their estimated percentages in an expected capital structure. The capital structure was estimated based upon data available for publicly traded companies in the podcasting space and the sports betting industry.

See Note 8, Intangible Assets and Goodwill, in the accompanying notes to our audited consolidated financial statements, for a discussion of intangible assets and goodwill.

For a more comprehensive list of our accounting policies, see Note 2, Significant Accounting Policies, accompanying the consolidated financial statements included within this annual report. Note 2 to our audited consolidated financial statements contains several other policies, including policies governing the timing of revenue and expense recognition, that are important to the preparation of our consolidated financial statements, but do not meet the SEC's definition of critical accounting policies because they do not involve subjective or complex judgments.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates on our variable rate senior indebtedness (the Term B-2 Loan and Revolver). From time to time, we may seek to limit our exposure to interest rate volatility through the use of interest rate hedging instruments.

If the borrowing rates under LIBOR were to increase 1% above the current rates as of December 31, 2022, our interest expense on: (i) our Term B-2 Loan would increase $4.1 million on an annual basis, including any increase or decrease in interest expense associated with the use of derivative hedging instruments as described below; and (ii) our Revolver would increase by $2.5 million, assuming our entire Revolver was outstanding as of December 31, 2022.

We may seek from time to time to amend our Credit Facility or obtain additional funding, which may result in higher interest rates on our indebtedness and could increase our exposure to variable rate indebtedness.

During the quarter ended June 30, 2019, we entered into the following derivative rate hedging transaction in the notional amount of $560.0 million to hedge our exposure to fluctuations in interest rates on our variable-rate debt. The notional amount of the hedging transaction reduces in June of each year and as of December 31, 2022, the notional amount was $220.0 million. This rate hedging transaction is tied to the one-month LIBOR interest rate.

Type Of Hedge	Notional Amount	Effective Date	Collar	Fixed LIBOR Rate	Expiration Date	Notional Amount Decreases	Amount After Decrease
	(amounts in millions)						(amounts in millions)
			Cap	2.75%			
Collar	$ 220.0		Floor	0.402%	Jun. 28, 2024	Jun. 28, 2023	$ 90.0
Total	$ 220.0						

The fair value (based upon current market rates) of the rate hedging transaction is included as derivative instruments in long-term assets as the maturity dates on this instrument are greater than one year. The fair value of the hedging transaction is affected by a combination of several factors, including the change in the one-month LIBOR rate. Any increase in the one-month LIBOR rate results in a more favorable valuation, while any decrease in the one-month LIBOR rate results in a less favorable valuation.

Our credit exposure under our hedging agreements, or similar agreements that we may enter into in the future, is the cost of replacing such agreements in the event of nonperformance by our counterparty. To minimize this risk, we select high credit quality counterparties. We do not anticipate nonperformance by such counterparties, but we could recognize a loss in the event of nonperformance. Our derivative instrument asset as of December 31, 2022 was $4.0 million.

From time to time, we may invest all or a portion of our cash in cash equivalents, which are money market instruments consisting of short-term government securities and repurchase agreements that are fully collateralized by government securities. As of December 31, 2022, and December 31, 2021, we did not have any investments in money market instruments.

Our credit exposure related to our accounts receivable does not represent a significant concentration of credit risk due to the quantity of advertisers, the minimal reliance on any one advertiser, the multiple markets in which we operate and the wide variety of advertising business sectors.

See also additional disclosures regarding liquidity and capital resources made under Part II, Item 7, above.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, together with related notes and the report of Grant Thornton LLP, our independent registered public accounting firm, are set forth on the pages indicated in Part IV, Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Controls and Procedures

We maintain "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that: (i) information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, our management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and our management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management has evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934) as of the end of the period covered by this report, and has concluded that our disclosure controls and procedures were effective as of December 31, 2022.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Management's Report on Internal Control over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Management has used the criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022. The effectiveness of the Company's internal control over financial reporting as of December 31, 2022, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which appears under Item 15.

Inherent Limitations on Effectiveness of Controls

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

David J. Field, Chairman, Chief Executive Officer and President
Richard J. Schmaeling, Chief Financial Officer & Executive Vice President

ITEM 9B.   OTHER INFORMATION

None.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2023 Annual Meeting of Shareholders, which we expect to file with the SEC prior to 120 days after the end of the fiscal year.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2023 Annual Meeting of Shareholders, which we expect to file with the SEC prior to 120 days after the end of the fiscal year.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item 12 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2023 Annual Meeting of Shareholders, which we expect to file with the SEC prior to 120 days after the end of the fiscal year.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2023 Annual Meeting of Shareholders, which we expect to file with the SEC prior to 120 days after the end of the fiscal year.

ITEM 14.   PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is incorporated in this report by reference to the applicable information set forth in our proxy statement for the 2023 Annual Meeting of Shareholders, which we expect to file with the SEC prior to 120 days after the end of the fiscal year.

PART IV

ITEM 15.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Audacy, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Audacy, Inc. (a Pennsylvania corporation) and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 16, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Radio Broadcast License Impairment Tests

As described further in Note 8 to the financial statements, the Company's consolidated radio broadcast licenses balance was approximately $2.1 billion as of December 31, 2022. Management conducts its annual impairment test as of December 1 of each year. If there are changes in market conditions, events, or circumstances that occur during the interim periods that indicate the carrying value of its radio broadcast licenses may be impaired, management may conduct an interim test. The radio broadcast licenses are evaluated for impairment at the market level by comparing the fair value of the radio broadcast licenses to their carrying value. The Company performed two impairment tests during the year ended December 31, 2022, which resulted in an impairment charge of approximately $159 million recorded to the statement of operations. Fair value is estimated by management, with the assistance of a third-party valuation specialist, using the Greenfield method at the market level, which is a discounted cash flow approach (10-year income model) assuming a start-up scenario in which the only assets held by a market participant are the radio broadcasting licenses. Management's cash flow projections for its radio broadcast licenses included significant judgments and assumptions relating to projected annual revenues by market, long-term revenue growth rates of the market, market share and operating margin of an average comparable station based on relative size of the market and station type from start-up to maturity from a market participant perspective, and the discount rate. We identified the impairment tests performed over the radio broadcast licenses as a critical audit matter.

The principal consideration for our determination that the radio broadcast licenses impairment tests is a critical audit matter is due to the significant judgment required by management when developing the inputs and assumptions utilized in the fair value measurement of the Company's radio broadcast licenses. The subjectivity of the estimates increases the level of estimation uncertainty, auditor judgement and level of effort to evaluate management's evidence supporting projected cash flow assumptions, including assumptions such as projected annual revenues by market, long-term revenue growth rates of the market, market share and operating margin of an average comparable station based on relative size of the market and station type from start-up to maturity from a market participant perspective, and the discount rate. In addition, the audit procedures involved the use of valuation specialists to assist in performing these procedures and evaluating the audit evidence.

Our audit procedures related to the radio broadcast licenses impairment tests included the following, among others.

- Evaluated the design and tested the operating effectiveness of key controls relating to the impairment tests and valuation of the Company's radio broadcast licenses. These procedures included, among others, testing management's controls over the development of the fair value estimate and related key inputs and assumptions, and over the evaluation of the competency and objectivity of management's third-party valuation specialist.

- Tested the mathematical accuracy of the discounted cash flow model utilized by the Company in the impairment tests and the completeness, accuracy and relevance of underlying data used in the model.

- Evaluated the reasonableness of the projected revenue growth rates, market share, and operating margin utilized in the Company's forecasts for all markets by comparing to external industry and market data and to the recent historical results of the Company and its peer group.

- For a selection of markets, we recalculated projected market revenues utilizing available peer data and growth assumptions from external industry and market data, recalculated the estimated market share using third-party data, and tested the reasonableness of the estimated operating margin used in the model in comparison to the Company's historical operating margin and its peer group.

- Utilized valuation specialists to evaluate the appropriateness of the model employed by the Company, long-term revenue growth rates and the discount rate used in all markets.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2020.

Los Angeles, California
March 16, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Audacy, Inc.

Opinion on the internal control over financial reporting

We have audited the internal control over financial reporting of Audacy, Inc. (a Pennsylvania corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 16, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Los Angeles, California
March 16, 2023

AUDACY, INC.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands, except share data)

		DECEMBER 31, 2022		DECEMBER 31, 2021
ASSETS:				
Cash	$	103,344	$	59,439
Accounts receivable, net of allowance for doubtful accounts		261,357		276,044
Prepaid expenses, deposits and other		72,350		68,146
Total current assets		437,051		403,629
Investments		3,005		3,005
Net property and equipment		344,690		376,028
Operating lease right-of-use assets		211,022		229,607
Radio broadcasting licenses		2,089,226		2,251,546
Goodwill		63,915		82,176
Assets held for sale		5,474		1,033
Other assets, net of accumulated amortization		130,510		74,865
TOTAL ASSETS	$	3,284,893	$	3,421,889
LIABILITIES:				
Accounts payable	$	14,002	$	18,897
Accrued expenses		72,488		68,423
Other current liabilities		80,549		84,130
Operating lease liabilities		40,815		39,598
Long-term debt, current portion		—		22,727
Total current liabilities		207,854		233,775
Long-term debt, net of current portion		1,880,362		1,782,131
Operating lease liabilities, net of current portion		196,654		217,281
Net deferred tax liabilities		453,378		487,665
Other long-term liabilities		26,026		48,832
Total long-term liabilities		2,556,420		2,535,909
Total liabilities		2,764,274		2,769,684
CONTINGENCIES AND COMMITMENTS				
SHAREHOLDERS' EQUITY:				
Class A common stock $0.01 par value; voting; authorized 200,000,000 shares; issued and outstanding 141,159,834 in 2022 and 140,060,355 in 2021		1,412		1,401
Class B common stock $0.01 par value; voting; authorized 75,000,000 shares; issued and outstanding 4,045,199 in 2022 and 2021		40		40
Class C common stock $0.01 par value; nonvoting; authorized 50,000,000 shares; no shares issued and outstanding		—		—
Additional paid-in capital		1,676,843		1,671,195
Accumulated deficit		(1,160,618)		(1,020,142)
Accumulated other comprehensive income (loss)		2,942		(289)
Total shareholders' equity		520,619		652,205
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	3,284,893	$	3,421,889

See notes to consolidated financial statements.

AUDACY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(amounts in thousands, except share and per share data)

	YEARS ENDED DECEMBER 31,		
	2022	**2021**	**2020**
NET REVENUES	$ 1,253,664	$ 1,219,404	$ 1,060,898
OPERATING EXPENSE:			
Station operating expenses	1,030,487	976,973	907,796
Depreciation and amortization expense	65,786	52,238	50,231
Corporate general and administrative expenses	96,384	93,411	64,560
Integration costs	—	—	491
Restructuring charges	10,008	5,671	11,981
Impairment loss	180,543	2,214	264,432
Other expenses	688	992	553
Net gain on sale or disposal	(47,737)	(8,363)	(139)
Change in fair value of contingent consideration	(8,802)	—	—
Refinancing expenses	—	845	—
Total operating expense	1,327,357	1,123,981	1,299,905
OPERATING INCOME (LOSS)	(73,693)	95,423	(239,007)
NET INTEREST EXPENSE	107,491	91,511	87,096
Net (gain) loss on extinguishment of debt	—	8,168	—
Other income	(238)	(446)	—
OTHER (INCOME) EXPENSE	(238)	7,722	—
LOSS BEFORE INCOME TAX BENEFIT	(180,946)	(3,810)	(326,103)
INCOME TAX BENEFIT	(40,275)	(238)	(83,879)
NET LOSS	$ (140,671)	$ (3,572)	$ (242,224)
NET LOSS PER SHARE - BASIC AND DILUTED	$ (1.01)	$ (0.03)	$ (1.80)
WEIGHTED AVERAGE SHARES:			
Basic	138,653,951	135,981,419	134,570,672
Diluted	138,653,951	135,981,419	134,570,672

See notes to consolidated financial statements.

AUDACY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands)

	YEARS ENDED		
	December 31,		
	2022	**2021**	**2020**
NET INCOME (LOSS)	$ (140,671)	$ (3,572)	$ (242,224)
OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAXES (BENEFIT):			
Net unrealized gain (loss) on derivatives, net of taxes (benefit)	3,231	1,500	(1,650)
COMPREHENSIVE INCOME (LOSS)	$ (137,440)	$ (2,072)	$ (243,874)

See notes to consolidated financial statements.

AUDACY, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
(amounts in thousands, except share data)

	Common Stock				Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
	Class A		Class B					
	Shares	Amount	Shares	Amount				
Balance, December 31, 2019	133,867,621	$ 1,339	4,045,199	$ 40	$ 1,655,781	$ (775,578)	$ (139)	$ 881,443
Net income (loss)	—	—	—	—	—	(242,224)	—	(242,224)
Compensation expense related to granting of stock awards	3,389,801	34	—	—	11,100	—	—	11,134
Issuance of common stock related to the Employee Stock Purchase Plan ("ESPP")	165,756	1	—	—	239	—	—	240
Exercise of stock options	—	—	—	—	—	—	—	—
Common stock repurchase	—	—	—	—	—	—	—	—
Purchase of vested employee restricted stock units	(509,803)	(5)	—	—	(1,522)	—	—	(1,527)
Payment of dividends on common stock	—	—	—	—	(3,443)	—	—	(3,443)
Dividend equivalents, net of forfeitures	—	—	—	—	—	765	—	765
Balance, Net unrealized gain (loss) on derivatives	—	—	—	—	—	—	(1,650)	(1,650)
Application of amended leasing guidance	—	—	—	—	—	—	—	—
Balance, December 31, 2020	136,913,375	1,369	4,045,199	40	1,662,155	(1,017,037)	(1,789)	644,738
Net income (loss)	—	—	—	—	—	(3,572)	—	(3,572)
Compensation expense related to granting of stock awards	3,226,962	32	—	—	11,153	—	—	11,185
Issuance of common stock related to the ESPP	106,049	1	—	—	315	—	—	316
Purchase of vested employee restricted stock units	(386,003)	(3)	—	—	(2,063)	—	—	(2,066)
Payment of dividends on common stock	—	—	—	—	(449)	—	—	(449)
Dividend equivalents, net of forfeitures	—	—	—	—	—	467	—	467
Net unrealized gain (loss) on derivatives	—	—	—	—	—	—	1,500	1,500
Balance, December 31, 2021	140,060,355	1,401	4,045,199	40	1,671,195	(1,020,142)	(289)	652,205
Net income (loss)	—	—	—	—	—	(140,671)	—	(140,671)
Compensation expense related to granting of stock awards	1,218,160	12	—	—	7,285	—	—	7,297
Issuance of common stock related to the ESPP	583,594	6	—	—	423	—	—	429
Exercise of stock options	—	—	—	—	—	—	—	—
Purchase of vested employee restricted stock units	(702,275)	(7)	—	—	(1,876)	—	—	(1,883)
Payment of dividends on common stock	—	—	—	—	(184)	—	—	(184)
Dividend equivalents, net of forfeitures	—	—	—	—	—	195	—	195
Net unrealized gain (loss) on derivatives	—	—	—	—	—	—	3,231	3,231
Balance, December 31, 2022	141,159,834	$ 1,412	4,045,199	$ 40	$ 1,676,843	$ (1,160,618)	$ 2,942	$ 520,619

See notes to consolidated financial statements.

AUDACY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	YEARS ENDED DECEMBER 31,		
	2022	2021	2020
OPERATING ACTIVITIES:			
Net income (loss)	$ (140,671)	$ (3,572)	$ (242,224)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	65,786	52,238	50,231
Net amortization of deferred financing costs (net of original issue discount and debt premium)	4,092	4,030	586
Net deferred taxes (benefit) and other	(42,984)	13,721	(76,260)
Provision for bad debts	506	3,173	16,349
Net (gain) loss on sale or disposal of assets and businesses	(47,737)	(8,363)	(139)
Non-cash stock-based compensation expense	7,297	11,185	11,134
Net loss on extinguishment of debt	—	8,168	—
Deferred compensation	(4,145)	4,369	3,578
Impairment loss	180,543	2,214	264,432
Change in fair value of contingent consideration	(8,802)	1,117	—
Changes in assets and liabilities (net of effects of acquisitions and dispositions):			
Accounts receivable	14,181	(3,604)	86,662
Prepaid expenses and deposits	(4,204)	(20,623)	(22,041)
Accounts payable and accrued liabilities	(13,175)	14,344	(8,800)
Accrued interest expense	271	4,858	(77)
Accrued liabilities - long-term	(10,253)	(23,957)	822
Prepaid expenses - long-term	(163)	—	973
Net cash provided by (used in) operating activities	542	59,298	85,226
INVESTING ACTIVITIES:			
Additions to property, equipment and software	(80,821)	(76,607)	(30,837)
Proceeds from sale of property, equipment, intangibles and other assets	58,589	6,321	10,817
Purchases of businesses and audio assets	(5,040)	(54,798)	(31,639)
Net cash provided by (used in) investing activities	(27,272)	(125,084)	(51,659)

AUDACY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	YEARS ENDED DECEMBER 31,		
	2022	2021	2020
FINANCING ACTIVITIES:			
Proceeds from issuance of long-term debt	—	585,000	—
Borrowing under the accounts receivable facility	—	75,000	—
Borrowing under the revolving senior debt	105,000	107,000	231,121
Payments of long-term debt	—	(121,635)	(15,994)
Payments of revolving senior debt	(22,727)	(124,000)	(233,394)
Retirement of notes	(10,000)	(400,000)	—
Payment of call premium and other fees	—	(14,500)	—
Payment for debt issuance costs	—	(10,491)	—
Proceeds from issuance of employee stock plan	429	316	240
Proceeds from the exercise of stock options	—	86	—
Purchase of vested employee restricted stock units	(1,883)	(2,066)	(1,527)
Payment of dividends on common stock	—	—	(2,692)
Payment of dividend equivalents on vested restricted stock units	(184)	(449)	(750)
Repurchase of common stock	—	—	—
Net cash provided by (used in) financing activities	70,635	94,261	(22,996)
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	43,905	28,475	10,571
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF YEAR	59,439	30,964	20,393
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 103,344	$ 59,439	$ 30,964
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid (received) during the period for:			
Interest	$ 102,763	$ 82,476	$ 86,263
Income taxes	$ (14,554)	$ (300)	$ 2,724

See notes to consolidated financial statements.

AUDACY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2022, 2021, AND 2020

1. BASIS OF PRESENTATION

Nature of Business

Audacy, Inc. (formerly Entercom Communications Corp.) (the "Company") was formed as a Pennsylvania corporation in 1968. On April 9, 2021, the Company changed its name to Audacy, Inc. and changed its New York Stock Exchange ticker symbol from "ETM" to "AUD". The Company is the second-largest radio broadcasting company in the United States. The Company is also a leading local media and entertainment company with a nationwide footprint of stations including positions in all of the top 15 markets and 21 of the top 25 markets.

The Company's strategy focuses on providing compelling content in the communities it serves to enable the Company to offer its advertisers an effective marketing platform to reach a large targeted local audience. The principal components of the Company's strategy are to: (i) focus on creating effective integrated marketing solutions for its customers that incorporate its audio, digital and experiential assets; (ii) build strongly-branded radio stations with highly compelling content; (iii) develop market leading station clusters; and (iv) recruit, develop, motivate and retain superior employees.

Liquidity and Capital Resources

In December 2019, a novel strain of coronavirus ("COVID-19") surfaced which resulted in an outbreak of infections throughout the world, which has affected operations and global supply chains. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. While the full impact of this pandemic is not yet known, the Company took proactive actions in an effort to mitigate its effects and is continually assessing its effects on the Company's business, including how it has and will continue to impact advertisers, professional sports and live events.

The COVID-19 pandemic and current macroeconomic conditions have created, and may continue to create, significant uncertainty in operations, including disrupted supply chains, rising inflation and interest rates, and significant volatility in financial markets, which have had, and are expected to continue to have, a material impact on the Company's business operations, financial position, cash flows, liquidity, and capital resources and results of operations. The full extent to which the current macroeconomic conditions impact the Company's business, results of operations, and financial condition will depend on future developments, which are highly uncertain and cannot be accurately estimated at this time, but the Company believes the impact could be material if conditions persist.

The Company continues to critically review its liquidity and anticipated capital requirements in light of the significant uncertainty created by the COVID-19 pandemic and current macroeconomic conditions. Based on the Company's cash and cash equivalents balance, the current maturities of its existing debt facilities, its current business plan and revenue prospects, the Company believes that it will have sufficient cash resources and anticipated cash flows to fund its operations and meet its covenant requirements for at least the next 12 months. Due to the impact of the macroeconomic conditions on the Company, management continues to execute on cash management and strategic operational plans including evaluation of contractual obligations, workforce reductions, management of operating expenses, initiating refinancing and amendment plans, and divesting non-strategic assets of the Company along with other cash and debt management plans for the benefit of the covenant calculation, as permitted under the credit agreement related to both its Credit Facility and Accounts Receivable Facility (as such terms are defined in Note 12 below). However, the Company is unable to predict with certainty the impact of the COVID-19 pandemic and current macroeconomic conditions will have on its ability to refinance or amend the arrangements or maintain compliance with the debt covenants contained in the credit agreement related to both its Credit Facility and Accounts Receivable Facility (as such terms are defined in Note 12 below), including financial covenants. The Company was in compliance with such covenants at December 31, 2022. Failure to meet the covenant requirements in the future would cause the Company to be in default and the maturity of the related debt could be accelerated and become immediately payable. This may require the Company to obtain waivers or amendments in order to maintain compliance and there can be no certainty that any such waiver or amendment would be available, or what the cost of such waiver or amendment, if obtained, would be.

If the Company is unable to obtain necessary waivers or amendments and the debt is accelerated, the Company would be required to obtain replacement financing at prevailing market rates, which may not be favorable to the Company. There is no guarantee that the Company would be able to satisfy its obligations if any of its indebtedness is accelerated. In 2024, $887.4 million of debt is set to mature beginning in July 2024.

In the event revenues in future quarters are lower than we currently anticipate, we would be forced to take additional remedial actions which could include, among other things (and where allowed by the lenders): (i) implementing further cost reductions; (ii) seeking replacement financing; (iii) raising funds through the issuance of additional equity or debt securities or incurring additional borrowings; or (iv) disposing of additional certain assets or businesses. Such remedial actions, which may not be available on favorable terms or at all, could have a material adverse impact on our business.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to the presentation in the current year, which did not have a material impact on the Company's previously reported financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are 100% owned by the Company. All intercompany transactions and balances have been eliminated in consolidation. The Company also considers the applicability of any variable interest entities ("VIEs") that are required to be consolidated by the primary beneficiary. From time to time, the Company may enter into a time brokerage agreement ("TBA") or local marketing agreement ("LMA") in connection with a pending acquisition or disposition of radio stations and the requirement to consolidate or deconsolidate a VIE or separately present activity as discontinued operations may apply, depending on the facts and circumstances related to each transaction.

Consolidated VIE - Accounts Receivable Facility

On July 15, 2021, the Company and certain of its subsidiaries entered into a $75.0 million accounts receivable securitization facility (the "Receivables Facility") to provide additional liquidity, to reduce the Company's cost of funds and to repay outstanding indebtedness under the Company's Credit Facility (as defined in Note 12, Long-Term Debt, below).

The documentation for the Receivables Facility includes (i) a Receivables Purchase Agreement (the "Receivables Purchase Agreement") entered into by and among Audacy Operations, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Audacy Operations"), Audacy Receivables, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company, as seller ("Audacy Receivables"), the investors party thereto (the "Investors"), and DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main, as agent ("DZ BANK"); (ii) a Sale and Contribution Agreement (the "Sale and Contribution Agreement"), by and among Audacy Operations, Audacy New York, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company ("Audacy NY"), and Audacy Receivables; and (iii) a Purchase and Sale Agreement (the "Purchase and Sale Agreement," and together with the Receivables Purchase Agreement and the Sale and Contribution Agreement, the "Agreements") by and among certain wholly-owned subsidiaries of the Company (together with Audacy NY, the "Originators"), Audacy Operations and Audacy NY.

Audacy Receivables is considered a special purpose vehicle ("SPV") as it is an entity that has a special, limited purpose and it was created to sell accounts receivable, together with customary related security and interests in the proceeds thereof, to the Investors in exchange for cash investments.

The SPV is a bankruptcy remote, limited liability company wholly owned by Audacy NY and its assets are not available to creditors of the Company, Audacy Operations or Audacy NY. Pursuant to the Receivables Facility, Audacy NY sells certain of its receivables and certain related rights to payment and obligations of Audacy NY with respect to such receivables, and certain other related rights to Audacy Receivables, LLC, which, in turn, obtains loans secured by the receivables from financial institutions (the "Lenders"). Amounts received from the Lenders, the pledged receivables and the corresponding debt are included in Accounts receivable and Long-term debt, respectively, on the Consolidated Balance Sheets. The aggregate principal amount of the loans made by the Lenders cannot exceed $75.0 million outstanding at any time. The Receivables Facility will expire on July 15, 2024, unless earlier terminated or subsequently extended.

The SPV is considered a Variable Interest Entity ("VIE") (the "SPV VIE") because its equity capitalization is insufficient to support its operations. The most significant activities that impact the economic performance of the SPV are decisions made to manage receivables. Audacy NY is considered the primary beneficiary and consolidates the SPV as it makes these decisions. No additional financial support was provided to the SPV during the year ended December 31, 2022 or is expected to be provided in the future that was not previously contractually required. As of December 31, 2022, the SPV has $230.6 million of net accounts receivable and has outstanding borrowings of $75.0 million under the Receivables Facility.

Consolidated VIE - Qualified Intermediary

Periodically, the Company enters into like-kind exchange agreements upon the disposition or acquisition of certain properties. Pursuant to the terms of these agreements, the proceeds from the sales are placed into an escrow account administered by a third party qualified intermediary ("QI") and are unavailable for the Company's use until released. The proceeds are recorded as restricted cash on the consolidated balance sheets and released: (i) if they are utilized as part of a like-kind exchange agreement, (ii) if the Company does not identify a suitable replacement property within 45 days after the agreement date, or (iii) when a like-kind exchange agreement is not completed within the remaining allowable time period.

During 2022, the Company entered into an agreement with a third party QI, under which the Company entered into an exchange of real property held for productive use or investment. This agreement relates to the sale of real property and identification and acquisition of replacement property.

The QI is considered a VIE because its equity capitalization is insufficient to support its operations. The most significant activity that impacts the economic performance of the QI is its holding of proceeds from the sale of real property in an interest bearing account. The Company is considered the primary beneficiary as it has the right to direct the activities that were most significant to the VIE and the Company has the obligation to absorb losses or the right to receive returns that would be significant to the VIE during the period of the agreement.

The use of a QI in a like-kind exchange will enable the Company to reduce its current tax liability in connection with certain asset dispositions. Under Section 1031 of the Internal Revenue Code (the "Code"), the property to be exchanged in the like-kind exchange is required to be received by the Company within 180 days.

Total results of operations of the VIE for the year ended ended December 31, 2022 were not significant. Restrictions on cash balances held by the VIE lapsed during the third quarter of 2022. As a result, the Company does not present restricted cash at December 31, 2022. The VIE had no other assets or liabilities as of December 31, 2022. The assets of the Company's consolidated VIE could only be used to settle the obligations of the VIE. There was a lack of recourse by the creditors of the VIE against the Company's general creditors.

Reportable Segment

The Company operates under one reportable business segment for which segment disclosure is consistent with the management decision-making process that determines the allocation of resources and the measuring of performance.

Operating Segment

The Company has one operating segment and one reportable segment. This conclusion was reached considering factors including, but not limited to: (i) the favorable impact of the significant synergies generated through more centralized operating activities; and (ii) how the value of the portfolio of radio markets is greater than the sum of the value of the individual radio markets in that portfolio. These factors impact how the Chief Operating Decision Maker ("CODM") evaluates the results of a significantly larger company and how operating decisions are made, which are now performed at the Company level.

This approach is consistent with how operating and capital investment decisions are made as needed, at the Company level, irrespective of any given market's size or location. Furthermore, technological enhancements and systems integration decisions are reached at the Company level and applied to all markets rather than to specific or individual markets to ensure that each market has the same tools and opportunities as every other market. Management also considered its organizational structure in assessing its operating segments and reportable segments. Managers at the market level are often responsible for the operational oversight of multiple markets, the assignment of which is neither dependent upon geographical region nor size. Managers at the market level do not report to the CODM and instead report to other senior management, who are responsible for the operational oversight of radio markets and for communication of results to the CODM.

Management's Use of Estimates

The preparation of consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (i) asset impairments, including broadcasting licenses and goodwill; (ii) income tax valuation allowances for deferred tax assets; (iii) allowance for doubtful accounts and allowance for sales reserves; (iv) self-insurance reserves; (v) fair value of equity awards; (vi) estimated lives for tangible and intangible assets; (vii) contingency and litigation reserves; (viii) fair value measurements; (ix) acquisition purchase price asset and liability allocations; and (x) uncertain tax positions. The Company's accounting estimates require the use of judgment as future events and the effect of these events cannot be predicted with certainty. The accounting estimates may change as new events occur, as more experience is acquired and as more information is obtained. The Company evaluates and updates assumptions and estimates on an ongoing basis and may use outside experts to assist in the Company's evaluation, as considered necessary. Actual results could differ from those estimates.

Income Taxes

The Company applies the asset and liability method to the accounting for deferred income taxes. Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recorded for a net deferred tax asset balance when it is more likely than not that the benefits of the tax asset will not be realized. The Company reviews on a continuing basis the need for a deferred tax asset valuation allowance in the jurisdictions in which it operates. Any adjustment to the deferred tax asset valuation allowance is recorded in the consolidated statements of operations in the period that such an adjustment is required.

The Company applies the guidance for income taxes and intra-period allocation to the recognition of uncertain tax positions. This guidance clarifies the recognition, de-recognition and measurement in financial statements of income tax positions taken in previously filed tax returns or tax positions expected to be taken in tax returns, including a decision whether to file or not to file in a particular jurisdiction. The guidance requires that any liability created for unrecognized tax benefits is disclosed. The application of this guidance may also affect the tax bases of assets and liabilities and therefore may change or create deferred tax liabilities or assets. This guidance also clarifies the method to allocate income taxes (benefit) to the different components of income (loss), such as: (i) income (loss) from continuing operations; (ii) income (loss) from discontinued operations; (iii) other comprehensive income (loss); (iv) the cumulative effects of accounting changes; and (v) other charges or credits recorded directly to shareholders' equity. See Note 18, Income Taxes, for a further discussion of income taxes.

Property and Equipment

Property and equipment are carried at cost. Major additions or improvements are capitalized, including interest expense when material, while repairs and maintenance are charged to expense when incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is recognized in the statement of operations. Depreciation expense on property and equipment is determined on a straight-line basis.

Depreciation expense for property and equipment is reflected in the following table:

	Property And Equipment		
	Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Depreciation expense	$ 31,471	$ 32,847	$ 33,618

As of December 31, 2022, the Company had capital expenditure commitments outstanding of $10.7 million.

The following is a summary of the categories of property and equipment along with the range of estimated useful lives used for depreciation purposes:

| | Depreciation Period In Years | | Property And Equipment December 31, | |
	From	To	2022	2021
Land, land easements and land improvements	0	15	$ 99,141	$ 105,514
Buildings	20	40	37,166	37,177
Equipment	3	40	223,880	227,824
Furniture and fixtures	5	10	19,779	20,619
Leasehold improvements and other	*	*	113,264	119,974
			493,230	511,108
Accumulated depreciation			(238,439)	(223,378)
			254,791	287,730
Capital improvements in progress			89,899	88,298
Net property and equipment			$ 344,690	$ 376,028

* Shorter of economic life or lease term

Long-Lived Assets

The Company's long-lived assets include property and equipment, broadcasting licenses (subject to an eight-year renewal cycle), goodwill, deferred charges, and other assets. See Note 8, Intangible Assets And Goodwill, for further discussion. Certain of the Company's equipment, such as broadcast towers, can provide economic benefit over a longer period of time resulting in the use of longer lives of up to 40 years.

If events or changes in circumstances were to indicate that an asset's carrying value is not recoverable, an impairment assessment would be performed and if necessary, a write-down of the asset would be recorded through a charge to operations. The determination and measurement of the fair value of long-lived assets requires the use of significant judgments and estimates. Future events may impact these judgments and estimates.

Revenue Recognition

The Company generates revenue from the sale to advertisers of various services and products, including but not limited to: (i) spot revenues; (ii) digital advertising; (iii) network revenues; (iv) sponsorship and event revenues; and (v) other revenues.

Revenue from services and products is recognized when delivered. Advertiser payments received in advance of when the products or services are delivered are recorded on the Company's balance sheet as unearned revenue.

Revenues presented in the consolidated financial statements are reflected on a net basis, after the deduction of advertising agency fees by the advertising agencies. The Company also evaluates when it is appropriate to recognize revenue based on the gross amount invoiced to the customer or the net amount retained by the Company if a third party is involved.

Refer to Note 5, Revenue, for additional information on the Company's revenue. Refer to Note 5, Revenue, Note 10, Other Current Liabilities, and Note 11, Other Long-Term Liabilities, for additional information on unearned revenue.

The following table presents the amounts of unearned revenues as of the periods indicated:

| | Balance Sheet Location | Unearned Revenues December 31, | |
| | | 2022 | 2021 |
		(amounts in thousands)	
Current	Other current liabilities	$ 13,687	$ 10,638
Long-term	Other long-term liabilities	$ 403	$ 474

Concentration of Credit Risk

The Company's revenues and accounts receivable relate primarily to the sale of advertising within its radio stations' broadcast areas. Credit is extended based on an evaluation of the customers' financial condition and, generally, collateral is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations. Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The balance in the Company's allowance for doubtful accounts is based on the Company's historical collections, the age of the receivables, specific customer information, and current economic conditions. Delinquent accounts are written off if collections efforts have been unsuccessful and the likelihood of recovery is considered remote.

Debt Issuance Costs and Original Issue Discount

The costs related to the issuance of debt are capitalized and amortized over the lives of the related debt and such amortization is accounted for as interest expense. See Note 12, Long-Term Debt, for further discussion for the amount of deferred financing expense that was included in interest expense in the accompanying consolidated statements of operations.

In 2019, the Company issued senior secured second-lien notes and used proceeds to partially repay amounts outstanding under existing indebtedness. In connection with this refinancing activity, a portion of the unamortized deferred financing costs associated with the Company's former term loan was written off and included in the statement of operations under loss on extinguishment of debt.

In the first quarter of 2021, the Company issued senior secured second-lien notes and used proceeds to partially repay amounts outstanding under existing indebtedness and fully redeem all of its senior notes due 2024. In connection with this refinancing activity, a portion of the unamortized deferred financing costs and unamortized premium associated with the senior notes due 2024 as well as unamortized deferred financing costs associated with the Company's term loan was written off and included in the statement of operations under loss on extinguishment of debt.

In the fourth quarter of 2021, the Company issued senior secured second-lien notes and used proceeds to partially repay amounts outstanding under existing indebtedness.

Lender fees and third party fees incurred during the refinancing activities described above were capitalized or expensed as appropriate based on accounting guidance for debt modifications and extinguishments. Refer to Note 12, Long-Term Debt, for further discussion of the refinancing activities.

Extinguishment of Debt

The Company may amend, append or replace, in part or in full, its outstanding debt. The Company reviews its unamortized financing costs associated with its outstanding debt to determine the amount subject to extinguishment under the accounting provisions for an exchange of debt instruments with substantially different terms or changes in a line-of-credit or revolving-debt arrangement.

During the first and fourth quarter of 2021, the Company refinanced certain of its outstanding debt. In each refinancing event, a portion of the Company's outstanding debt was accounted for as an extinguishment. See Note 12, Long-Term Debt for a discussion of the Company's long-term debt.

Time Brokerage Agreement (Income) Fees

Time Brokerage Agreement ("TBA") fees or income consists of fees paid or received under agreements that permit an acquirer to program and market stations prior to an acquisition. The Company sometimes enters into a TBA prior to the consummation of station acquisitions and dispositions. The Company may also enter into a Joint Sales Agreement to market, but not to program, a station for a defined period of time. TBA fees or income earned from continuing operations are recorded as a separate line item in the Company's consolidated statement of operations.

Trade and Barter Transactions

The Company provides advertising broadcast time in exchange for certain products, supplies and services. The terms of the exchanges generally permit the Company to preempt such broadcast time in favor of advertisers who purchase time on regular terms. The Company includes the value of such exchanges in both broadcasting net revenues and station operating expenses.

Trade and Barter valuation is based upon management's estimate of the fair value of the products, supplies and services received. See Note 19, Supplemental Cash Flow Disclosures On Non-Cash Activities, for a summary of the Company's barter transactions.

Business Combinations

Accounting guidance for business combinations provides the criteria to recognize intangible assets apart from goodwill. Other than goodwill, the Company uses an income or cost method to determine the fair value of all intangible assets required to be recognized for business combinations. For a discussion of impairment testing of those assets acquired in a business combination, including goodwill, see Note 8, Intangible Assets And Goodwill.

Cash, Cash Equivalents and Restricted Cash

Cash consists primarily of amounts held on deposit with financial institutions. The Company's cash deposits with banks are insured by the Federal Deposit Insurance Corporation up to $250,000 per account. At times, the cash balances held by the Company in financial institutions may exceed these insured limits. The risk of loss attributable to these uninsured balances is mitigated by depositing funds in high credit quality financial institutions. The Company has not experienced any losses in such accounts. From time to time, the Company may invest in cash equivalents, which consists of investments in immediately available money market accounts and all highly liquid debt instruments with initial maturities of three months or less. The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Restricted cash balances consist of amounts that the Company may be restricted in its ability to access or amounts that are reserved for a specific purpose and therefore not available for immediate or general business use.

The Company does not have restricted cash on its balance sheet at December 31, 2022 and 2021. As of December 31, 2022, and 2021, the Company had no other cash equivalents on hand.

Leases

The Company follows accounting guidance for its leases, which includes the recognition of escalated rents on a straight-line basis over the term of the lease agreement, as described further in Note 11, Other Long-Term Liabilities.

The operating lease obligations represent scheduled future minimum operating lease payments under non-cancellable operating leases, including rent obligations under escalation clauses that are defined increases and not escalations that depend on variable indices. The minimum lease payments do not include common area maintenance, variable real estate taxes, insurance and other costs for which the Company may be obligated as most of these payments are primarily variable rather than fixed. See Note 23, Contingencies and Commitments, for a discussion of the Company's leases.

Share-Based Compensation

The Company records compensation expense for all share-based payment awards made to employees and directors, at estimated fair value. The Company also uses the simplified method in developing an estimate of the expected term of certain stock options. For further discussion of share-based compensation, see Note 17, Share-Based Compensation.

Investments

For those investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee, the investment is accounted for under the equity method. At December 31, 2022, and 2021, the Company held no equity method investments. For those investments in which the Company does not have such significant influence, the Company applies the accounting guidance for certain investments in debt and equity securities. An investment is classified into one of three categories: held-to-maturity, available-for-sale, or trading securities, and, depending upon the classification, is carried at fair value based upon quoted market prices or historical cost when quoted market prices are unavailable.

The Company has minority equity investments in privately held companies that are separately presented in the Investments line item. The Company monitors these investments for impairment and makes appropriate reductions to the carrying value when events and circumstances indicate that the carrying value of the investments may not be recoverable. In determining whether a decline in fair value exists, the Company considers various factors, including market price (when available), investment ratings, the financial condition and near-term prospects of the investee, the length of time and the extent to which the fair value has been less than the Company's cost basis, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The Company also provides certain quantitative and qualitative disclosures for those investments that are impaired at the balance sheet date and for those investments for which an impairment has not been recognized. The Company's investments continue to be carried at their original cost. There have been no impairments in the investments valued under the measurement alternative, returns of capital, or any adjustments resulting from observable price changes in orderly transactions for the investments. Refer to Note 21, Fair Value Of Financial Instruments, for additional information on the Company's investments valued under the measurement alternative.

Advertising and Promotion Costs

Costs of media advertising and associated production costs are expensed when incurred. For the years ended December 31, 2022, 2021, and 2020, the costs incurred were $2.9 million, $2.3 million, and $1.2 million.

Insurance and Self-Insurance Liabilities

The Company uses a combination of insurance and self-insurance mechanisms to provide for the potential liabilities for workers' compensation, general liability, property, director and officers' liability, vehicle liability and employee health care benefits. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering claims experience, demographic factors, severity factors, outside expertise and other actuarial assumptions. For any legal costs expected to be incurred in connection with a loss contingency, the Company recognizes the expense as incurred.

Recognition of Insurance Claims and Other Recoveries

The Company recognizes insurance recoveries and other claims when all contingencies have been satisfied.

Sports Programming Costs and Unfavorable/Favorable Sports Liabilities/Assets

Sports programming costs which are for a specified number of events are amortized on an event-by-event basis, and programming costs which are for a specified season are amortized over the season on a straight-line basis. Prepaid expenses which are not directly allocable to any one particular season are amortized on a straight-line basis over the life of the agreement. In connection with certain acquisitions, the Company assumed contracts at above or below market rates. These liabilities and assets are being amortized over the life of the contracts and are reflected within current and long-term assets and liabilities.

Accrued Litigation

The Company evaluates the likelihood of an unfavorable outcome in legal or regulatory proceedings to which it is a party and records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These judgments are subjective, based on the status of such legal or regulatory proceedings, the merits of the Company's defenses and consultation with corporate and external legal counsel. Actual outcomes of these legal and regulatory proceedings may materially differ from the Company's estimates. The Company expenses legal costs as incurred in professional fees. See Note 23, Contingencies and Commitments.

Software Costs

The Company capitalizes direct internal and external costs incurred to develop internal-use software during the application development stage. Internal-use software includes website development activities such as the planning and design of additional functionality and features for existing sites and/or the planning and design of new sites. Costs related to the maintenance, content development and training of internal-use software are expensed as incurred. Capitalized costs are amortized over the estimated useful life of 3 years using the straight-line method.

Recent Accounting Pronouncements

All new accounting pronouncements that are in effect that may impact the Company's financial statements have been implemented. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on the Company's financial position or results of operations.

3. **BUSINESS COMBINATIONS AND EXCHANGES**

The Company records acquisitions under the acquisition method of accounting and allocates the purchase price to the acquired assets and liabilities based upon their respective fair values as determined as of the acquisition date. Merger and acquisition costs are excluded from the purchase price as these costs are expensed for book purposes and amortized for tax purposes.

2022 Dispositions

During the second quarter of 2022, the Company entered into an agreement with a third party to dispose of land, and equipment in Houston, Texas. In aggregate, these assets had a carrying value of approximately $4.2 million. In the third quarter of 2022, the Company completed this sale. The Company recognized a gain on the sale, net of commissions and other expenses, of approximately $10.6 million.

During the third quarter of 2022, the Company entered into an agreement to dispose of land and equipment in Nevada. On November 2, 2022 the Company completed the sale of land and equipment for $39.1 million cash and reported a gain of approximately $35.3 million.

Beasley Exchange

On December 22, 2022, the Company completed a transaction with Beasley Media Group Licenses, LLC and Beasley Media Group, LLC. ("Beasley") in which the Company exchanged its Station KXTE located in Pahrump, Nevada for Beasley's Station KDWN located in Las Vegas, Nevada (the "Beasley Vegas Exchange"). The Company and Beasley began programming the respective stations under local marketing agreements ("LMAs") on November 14, 2022. During the period of the LMAs, the Company's consolidated financial statements excluded net revenues and station operating expenses associated with the KXTE (the "divested station") and included net revenues and station operating expenses associated with KDWN (the "acquired station").

Upon completion of the Beasley Vegas Exchange, the Company: (i) removed from its consolidated balance sheet the assets of the divested station; (ii) recorded the assets of the acquired station at fair value; and (iii) recognized a loss on the exchange of approximately $2.0 million.

The allocations presented in the table below are based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. The following table reflects the final allocation of the purchase price to the assets acquired.

	Final Value
	(amounts in thousands)
Assets	
Net property and equipment	$ 535
Total tangible property	535
Radio broadcasting licenses	2,002
Total intangible assets	$ 2,002
Total assets	$ 2,537

2021 WideOrbit Streaming Acquisition

On October 20, 2021, the Company completed an acquisition of WideOrbit's digital audio streaming technology and the related assets and operations of WideOrbit Streaming for approximately $40.0 million (the "WideOrbit Streaming Acquisition"), which included certain employees. The assets acquired included $31.5 million of developed technology and $8.0 million of intangible licenses. The Company determined this acquisition was a business combination. The Company will operate WideOrbit Streaming under the name AmperWave ("AmperWave"). The Company funded this acquisition through a draw on its revolving credit facility (the "Revolver"). The Company's consolidated financial statements for the year ended December 31, 2022 reflect the results of AmperWave and based upon the timing of the WideOrbit Streaming Acquisition, the Company's consolidated financial statements for the year ended December 31, 2021, reflect the results of AmperWave for the portion of the period after the completion of the acquisition. The Company's consolidated financial statements for the year ended December 31, 2020 do not reflect the results of AmperWave.

The Company's fair value analysis contains assumptions based on past experience, reflects expectations of industry observers and includes judgments about future performance using industry normalized information. Using a residual method, any excess between the consideration paid and the fair value of net assets acquired was recorded as goodwill. The Company recorded goodwill on its books. Management believes that this acquisition provides the Company with an opportunity to benefit from acquired technology, technical knowledge and trade secrets.

The allocations presented in the table below are based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. The following table reflects the final allocation of the purchase price to the assets acquired..

	Final Value
	(amounts in thousands)
Assets	
Operating lease right-of-use assets	$ 142
Net property and equipment	38
Other assets, net of accumulated amortization	39,532
Goodwill	386
Total intangible and other assets	39,918
Operating lease liabilities	(142)
Deferred tax asset	134
Net assets acquired	$ 40,090

2021 Urban One Exchange

On April 20, 2021, the Company completed a transaction with Urban One, Inc. ("Urban One") under which the Company exchanged its four station cluster in Charlotte, North Carolina for one station in St. Louis, Missouri, one station in Washington, D.C., and one station in Philadelphia, Pennsylvania (the "Urban One Exchange"). The Company and Urban One began programming the respective stations under local marketing agreements ("LMAs") on November 23, 2020. During the period of the LMAs, the Company's consolidated financial statements excluded net revenues and station operating expenses associated with the four station cluster in Charlotte, North Carolina (the "divested stations") and included net revenues and station operating expenses associated with the stations in St. Louis, Missouri, Washington, D.C., and Philadelphia, Pennsylvania (the "acquired stations").

Upon completion of the Urban One Exchange, the Company: (i) removed from its consolidated balance sheet the assets of the divested stations, which were previously classified as assets held for sale; (ii) recorded the assets of the acquired stations at fair value; and (iii) recognized a gain on the exchange of approximately $4.0 million. The Company's consolidated financial statements for the year ended December 31, 2022 reflect the results of the Urban One Exchange and based upon the timing of the Urban One Exchange, the Company's consolidated financial statements for the year ended December 31, 2021; (a) reflect the results of the acquired stations for the portion of the period in which the LMAs were in effect and after the completion of the Urban One Exchange; and (b) do not reflect the results of the divested stations. The Company's consolidated financial statements for the year ended December 31, 2020: (a) reflect the results of the acquired stations for the portion of the period in which the LMAs were in effect; and (b) reflect the results of the divested stations until the commencement date of the LMAs.

The allocations presented in the table below are based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. The following table reflects the final allocation of the purchase price to the assets acquired.

	Final Value
	(amounts in thousands)
Assets	
Net property and equipment	$ 2,254
Total tangible property	2,254
Radio broadcasting licenses	23,233
Total intangible assets	$ 23,233
Total assets	$ 25,487

2021 Podcorn Acquisition

On March 9, 2021, the Company completed the acquisition of podcast influencers marketplace, Podcorn Media, Inc. ("Podcorn") for $14.6 million in cash plus working capital and a performance-based earnout over the next two years (the "Podcorn Acquisition"). The Company's consolidated financial statements for the year ended December 31, 2022 reflect the results of Podcorn and the Company's consolidated financial statements for the year ended December 31, 2021 reflect the results of Podcorn for the portion of the period after the completion of the Podcorn Acquisition. The Company's consolidated financial statements for the years ended December 31, 2020 do not reflect the results of Podcorn.

The Podcorn Acquisition includes a contingent consideration arrangement that requires additional consideration to be paid by the Company to the former owners of Podcorn based upon the achievement of certain annual performance benchmarks over a two-year period. A portion of the contingent consideration could be paid out in 2023 and a portion of the contingent consideration could be paid out in 2024. The timing of the payment of the contingent consideration is dependent upon Adjusted EBITDA values for 2022 and 2023, as defined in the purchase agreement. The range of the total undiscounted amounts the Company could pay under the contingent consideration agreement over the two-year period is between $0 and $45.2 million. The fair value of the contingent consideration recognized on the acquisition date of $7.7 million was estimated by applying probability-weighted, discounted future cash flows at current tax rates. The significant unobservable inputs (Level 3) used to estimate the fair value include the projected Adjusted EBITDA values, as defined in the purchase agreement, for 2022 and 2023, and the discount rate. Since the acquisition date, changes in the projected Adjusted EBITDA and fluctuations in the market-based inputs used to develop the discount rate resulted in a reduction in the discount rate. As a result, the fair value of the contingent consideration at December 31, 2022 decreased $8.8 million to $0.1 million. Changes in the fair value of the contingent considerations are recorded to the Station Operating Expenses line item on the Statement of Operations.

The Company's fair value analysis contains assumptions based on past experience, reflects expectations of industry observers and includes judgments about future performance using industry normalized information. Using a residual method, any excess between the consideration paid and the fair value of net assets acquired was recorded as goodwill. Management believes that this acquisition provides the Company with an opportunity to benefit from customer relationships, technical knowledge and trade secrets.

The allocations presented in the table below are based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. The following table reflects the final allocation of the purchase price to the assets acquired and liabilities assumed..

	Final Value
	(amounts in thousands)
Assets	
Cash	$ 702
Prepaid expenses, deposits and other	18
Other assets, net of accumulated amortization	2,545
Goodwill	19,637
Deferred tax asset	72
Net working capital	63
Preliminary fair value of net assets acquired	$ 23,037

2020 QL Gaming Group Acquisition

On November 9, 2020, the Company completed the acquisition of sports data and iGaming affiliate platform QL Gaming Group ("QLGG") in an all cash deal for approximately $32 million (the "QLGG Acquisition"). Based upon the timing of the QLGG Acquisition, the Company's consolidated financial statements for the years ended December 31, 2022 and December 31, 2021 reflect the results of QLGG and the Company's consolidated financial statements for the year ended December 31, 2020, reflect the results of QLGG for the portion of the period after the completion of the QLGG Acquisition.

The Company's fair value analysis contains assumptions based on past experience, reflects expectations of industry observers and includes judgments about future performance using industry normalized information. Using a residual method, any excess between the consideration paid and the fair value of net assets acquired was recorded as goodwill. The Company recorded goodwill on its books. Management believes that this acquisition provides the Company with an opportunity to benefit from acquired technology, customer relationships, technical knowledge and trade secrets.

The allocations presented in the table below are based upon management's estimate of the fair values using valuation techniques including income, cost and market approaches. The following table reflects the final allocation of the purchase price to the assets acquired and liabilities assumed.

	Final Value
	(amounts in thousands)
Assets	
Net property and equipment	$ 8
Other assets, net of accumulated amortization	14,608
Goodwill	18,127
Total intangible and other assets	32,735
Deferred tax liabilities	(1,152)
Net working capital	12
Preliminary fair value of net assets acquired	$ 31,603

2020 Dispositions

During the second quarter of 2020, the Company entered into an agreement with Truth Broadcasting Corporation ("Truth") to dispose of property and equipment and two broadcasting licenses in Greensboro, North Carolina. During the fourth quarter of 2020, the Company completed this sale for $0.4 million in cash. The Company reported a loss, net of expenses, of approximately $0.1 million. As a result of this sale, the Company no longer maintains a presence in the Greensboro, North Carolina market. Refer to Note 22, Assets Held For Sale, for additional information.

Merger and Acquisition Costs

Merger and acquisition costs are expensed and are included within Other expenses in the statement of operations. The Company records merger and acquisition costs whether or not an acquisition occurs. Merger and acquisition costs incurred consist primarily of legal, professional and advisory services related to the acquisition activities described above.

Unaudited Pro Forma Summary of Financial Information

The following unaudited pro forma information for the years ended December 31, 2022, December 31, 2021, and December 31, 2020, assumes that: (i) the acquisitions in 2022 had occurred as of January 1, 2021; (ii) the acquisitions in 2021 had occurred as of January 1, 2020; and (iii) the acquisition in 2020 had occurred as of January 1, 2019.

Refer to information within this Note 3, Business Combinations, for a description of the Company's acquisition and disposition activities. The unaudited pro forma information presented gives effect to certain adjustments, including: (i) depreciation and amortization of assets; (ii) change in the effective tax rate; (iii) merger and acquisition costs; and (iv) interest expense on any debt incurred to fund the acquisitions which would have been incurred had such acquisitions been consummated at an earlier time.

This unaudited pro forma information has been prepared based on estimates and assumptions, which management believes are reasonable. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made as of that date or results which may occur in the future.

	Years Ended December 31		
	2022	2021	2020
	(amounts in thousands, except per share data)		
	Actual	Pro Forma	Pro Forma
Net revenues	$ 1,253,664	$ 1,223,008	$ 1,069,040
Net income (loss)	$ (140,671)	$ (8,670)	$ (254,443)
Net income (loss) per common share - basic	$ (1.01)	$ (0.06)	$ (1.89)
Net income (loss) per common share - diluted	$ (1.01)	$ (0.06)	$ (1.89)
Weighted shares outstanding basic	138,654	135,981	134,571
Weighted shares outstanding diluted	138,654	135,981	134,571

4.   RESTRUCTURING CHARGES

Restructuring Charges

The following table presents the components of restructuring charges.

	Years Ended December 31		
	2022	2021	2020
	(amounts in thousands)		
Workforce reduction	$ 6,058	$ 5,521	$ 11,885
Costs to exit duplicative contracts	$ 1,450	—	—
Other restructuring costs	2,500	150	96
Total restructuring charges	$ 10,008	$ 5,671	$ 11,981

Restructuring Plan

During the third quarter of 2022, the Company initiated a restructuring plan to help mitigate the adverse impact that the current macroeconomic conditions are having on financial results and business operations. During the first quarter of 2020, the Company initiated a restructuring plan to help mitigate the adverse impact that the COVID-19 pandemic is having on financial results and business operations. The Company continues to evaluate what, if any, further actions may be necessary related to the COVID-19 pandemic and current macroeconomic conditions. The restructuring plans primarily included workforce reduction charges that included one-time termination benefits and related costs to mitigate the adverse impacts of the COVID-19 pandemic and current macroeconomic conditions.

In connection with the sale of a radio station and the consolidation of studio facilities in a few markets, the Company abandoned certain leases. The Company computed the present value of the remaining lease payments of the lease and recorded lease abandonment costs. These lease abandonment costs include future lease liabilities offset by estimated sublease income. Due to the timing of the lease expirations, the Company assumed there was minimal sublease income. Of the restructuring charges unpaid and outstanding at December 31, 2022, no amount relates to the CBS Radio restructuring plan.

The estimated amount of unpaid restructuring charges as of December 31, 2022 includes amounts in accrued expenses that are expected to be paid in less than one year.

	Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Restructuring charges and lease abandonment costs, beginning balance	$ 2,623	$ 2,988	$ 4,251
Additions	10,008	5,671	11,981
Payments	(9,881)	(6,036)	(13,244)
Restructuring charges and lease abandonment costs unpaid and outstanding	2,750	2,623	2,988
Restructuring charges and lease abandonment costs - noncurrent portion	—	—	(812)
Restructuring charges and lease abandonment costs - current portion	$ 2,750	$ 2,623	$ 2,176

5. REVENUE

Nature Of Goods And Services

The Company generates revenue from the sale to advertisers of various services and products, including but not limited to: (i) spot revenues; (ii) digital advertising; (iii) network revenues; (iv) sponsorship and event revenues; and (v) other revenue. Services and products may be sold separately or in bundled packages. The typical length of a contract for service is less than 12 months.

The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer, in an amount that reflects the consideration it expects to be entitled to in exchange for those products or services.

Revenues presented in the consolidated financial statements are reflected on a net basis, after the deduction of advertising agency fees by the advertising agencies. The Company also evaluates when it is appropriate to recognize revenue based on the gross amount invoiced to the customer or the net amount retained by the Company if a third party is involved.

Revenue is recognized when or as performance obligations under the terms of a contract with customers are satisfied. This typically occurs at the point in time that advertisements are broadcast, marketing services are provided, or as an event occurs. For spot revenues, digital advertising, and network revenues, the Company recognizes revenue at the point in time when the advertisement is broadcast. For event revenues, the Company recognizes revenues at a point in time, as the event occurs. For sponsorship revenues, the Company recognizes revenues over the length of the sponsorship agreement. For trade and barter transactions, revenue is recognized at the point in time when the promotional advertising is aired.

For bundled packages, the Company accounts for each product or performance obligation separately if they are distinct. A product or service is distinct if it is separately identifiable from other items in the bundled package and if a customer can benefit from it on its own or with other resources that are readily available to the customer. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the prices at which the Company separately sells the commercial broadcast time, digital advertising, or digital product and marketing solutions.

Spot Revenues

The Company sells air-time to advertisers and broadcasts commercials at agreed upon dates and times. The Company's performance obligations are broadcasting advertisements for advertisers at specifically identifiable days and dayparts. The amount of consideration the Company receives and revenue it recognizes is fixed based upon contractually agreed upon rates. The Company recognizes revenue at a point in time when the advertisements are broadcast and the performance obligations are satisfied. Revenues are recorded on a net basis, after the deduction of advertising agency fees by the advertising agencies.

Digital Revenues

The Company provides targeted advertising through the sale of streaming and display advertisements on its national platforms, audacy.com and eventful.com, the Audacy app, and its station websites. Performance obligations include delivery of advertisements over the Company's platforms or delivery of targeted advertisements directly to consumers. The Company recognizes revenue at a point in time when the advertisements are delivered and the performance obligations are satisfied. Revenues are recorded on a net basis, after the deduction of advertising agency fees by the advertising agencies.

Through its podcast studio, Cadence 13, LLC. ("Cadence13"), the Company embeds advertisements in its owned and operated podcasts and other on-demand content. Performance obligations include delivery of advertisements. The Company recognizes revenue at a point in time when the advertisements are delivered and the performance obligations are satisfied. Revenues are recorded on a net basis, after the deduction of advertising agency fees by the advertising agencies.

Through its podcast studio, Pineapple Street Media LLC ("Pineapple"), the Company creates podcasts, for which it earns production fees. Performance obligations include the delivery of episodes. These revenues are fixed based upon contractually agreed upon terms. The Company recognizes revenue over the term of the production contract.

Network Revenues

The Company sells air-time on the Company's Audacy Audio Network. The amount of consideration the Company receives and revenue it recognizes is fixed based upon contractually agreed upon rates. The Company recognizes revenue at a point in time when the advertisements are broadcast and the performance obligations are satisfied. Revenues are recorded on a net basis, after the deduction of advertising agency fees by the advertising agencies.

Sponsorship and Event Revenues

The Company sells advertising space at live and local events hosted by the Company across the country. The Company also earns revenues from attendee-driven ticket sales and merchandise sales. Performance obligations include the presentation of the advertisers' branding in highly visible areas at the event. These revenues are recognized at a point in time, when the event occurs and the performance obligations are satisfied.

The Company also sells sponsorships including, but not limited to, naming rights related to its programs or studios. Performance obligations include the mentioning or displaying of the sponsors' name, logo, product information, slogan or neutral descriptions of the sponsors' goods or services in acknowledgement of their support. These revenues are fixed based upon contractually agreed upon terms. The Company recognizes revenue over the length of the sponsorship agreement based upon the fair value of the deliverables included.

Other Revenues

The Company earns revenues from on-site promotions and endorsements from talent. Performance obligations include the broadcasting of such endorsement at specifically identifiable days and dayparts or at various local events. The Company recognizes revenue at a point in time when the performance obligations are satisfied.

The Company earns trade and barter revenue by providing advertising broadcast time in exchange for certain products, supplies, and services. The Company includes the value of such exchanges in both net revenues and station operating expenses. Trade and barter value is based upon management's estimate of the fair value of the products, supplies and services received.

Contract Balances

Refer to the table below for information about receivables, contract assets (unbilled receivables) and contract liabilities (unearned revenue) from contracts with customers. Accounts receivable balances in the table below exclude other receivables that are not generated from contracts with customers. These amounts are $0.8 million and $2.8 million as of December 31, 2022, and December 31, 2021, respectively.

	December 31,	
Description	2022	2021
	(amounts in thousands)	
Receivables, included in "Accounts receivable net of allowance for doubtful accounts"	$ 260,509	$ 273,217
Unearned revenue - current	13,687	10,638
Unearned revenue - noncurrent	403	474

Changes in Contract Balances

The timing of revenue recognition, billings and cash collections results in accounts receivable (billed or unbilled), and customer advances and deposits (unearned revenue) on the Company's consolidated balance sheet. At times, however, the Company receives advance payments or deposits from its customers before revenue is recognized, resulting in contract liabilities. The contract liabilities primarily relate to the advance consideration received from customers on certain contracts. For these contracts, revenue is recognized in a manner that is consistent with the satisfaction of the underlying performance obligations. The contract liabilities are reported on the consolidated balance sheet on a contract-by-contract basis at the end of each respective reporting period within the other current liabilities and other long-term liabilities line items.

Significant changes in the contract liabilities balances during the period are as follows:

	Year Ended December 31, 2022
	Unearned Revenue
Description	(amounts in thousands)
Beginning balance on January 1, 2022	$ 11,112
Revenue recognized during the period that was included in the beginning balance of contract liabilities	(11,112)
Additions, net of revenue recognized during period	14,090
Ending balance	$ 14,090

Disaggregation of revenue

The following table presents the Company's revenues disaggregated by revenue source:

	Years Ended		
	December 31,		
	2022	2021	2020
Revenue by Source	(amounts in thousands)		
Spot revenues	$ 798,006	$ 799,687	$ 705,743
Digital revenues	259,135	237,824	189,988
Network revenues	89,897	84,089	80,346
Sponsorships and event revenues	60,074	52,319	42,478
Other revenues	46,552	45,485	42,343
Net revenues	$ 1,253,664	$ 1,219,404	$ 1,060,898

Performance obligations

A contract's transaction price is allocated to each distinct performance obligation and is recognized as revenue when the performance obligation is satisfied. Some of the Company's contracts have one performance obligation which requires no allocation. For other contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract.

The Company's performance obligations are primarily satisfied at a point in time and revenue is recognized when an advertisement is aired and the customer has received the benefits of advertising. In rare instances, the Company will enter into contracts when performance obligations are satisfied over a period of time. In these instances, inputs are expended evenly throughout the performance period and the Company recognizes revenue on a straight line basis over the life of the contract. Contract lives are typically less than 12 months.

Practical expedients

As a practical expedient, when the period of time between when the Company transfers a promised good or service to a customer and when the customer pays for that good or service will be one year or less, the Company will not adjust the promised amount of consideration for the effects of a significant financing component.

The Company has contracts with customers which will result in the recognition of revenue beyond one year. From these contracts, the Company expects to recognize $0.4 million of revenue in excess of one year.

The Company elected to apply the practical expedient which allows the Company to recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less. These costs are included in station operating expenses on the consolidated statements of operations.

Significant judgments

For performance obligations satisfied at a point in time, the Company does not estimate when a customer obtains control of the promised goods or services. Rather, the Company recognizes revenues at the point in time in which performance obligations are satisfied. The Company records a provision against revenues for estimated sales adjustments when information indicates allowances are required. Refer to Note 6, Accounts Receivable And Related Allowance For Doubtful Accounts And Sales Reserves, for additional information.

For contracts with multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract.

For all revenue streams with the exception of barter revenues, the transaction price is contractually determined. For trade and barter revenues, the Company estimates the consideration by estimating the fair value of the goods and services received. Net revenues from network barter programming are recorded on a net basis.

6.   **ACCOUNTS RECEIVABLE AND RELATED ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RESERVES**

Accounts receivable are primarily attributable to advertising which has been provided and for which payment has not been received from the advertiser. Accounts receivable are net of agency commissions and an estimated allowance for doubtful accounts and sales reserves. Estimates of the allowance for doubtful accounts and sales reserves are recorded based on management's judgment of the collectability of the accounts receivable based on historical information, relative improvements or deterioration in the age of the accounts receivable, changes in current economic conditions, and expectations of future credit losses.

The accounts receivable balances, and the allowance for doubtful accounts and sales reserves, are presented in the following table:

	Net Accounts Receivable	
	December 31,	
	2022	2021
	(amounts in thousands)	
Accounts receivable	$ 270,781	$ 291,128
Allowance for doubtful accounts and sales reserves	(9,424)	(15,084)
Accounts receivable, net of allowance for doubtful accounts and sales reserves	$ 261,357	$ 276,044

See the table in Note 10, Other Current Liabilities, for accounts receivable credits outstanding as of the periods indicated.

The following table presents the changes in the allowance for doubtful accounts:

Changes In Allowance For Doubtful Accounts

Year Ended		Balance At Beginning Of Year		Additions Charged To Costs And Expenses		Deductions From Reserves		Balance At End Of Year
				(amounts in thousands)				
December 31, 2022	$	9,949	$	506	$	(4,153)	$	6,302
December 31, 2021	$	14,458	$	3,173	$	(7,682)	$	9,949
December 31, 2020	$	8,265	$	16,349	$	(10,156)	$	14,458

In the course of arriving at practical business solutions to various claims arising from the sale to advertisers of various services and products, the Company estimates sales allowances. The Company records a provision against revenue for estimated sales adjustments in the same period the related revenues are recorded or when current information indicates additional allowances are required. These estimates are based on the Company's historical experience, specific customer information and current economic conditions. If the historical data utilized does not reflect management's expected future performance, a change in the allowance is recorded in the period such determination is made. The balance of sales reserves is reflected in the accounts receivable, net of allowance for doubtful accounts line item on the consolidated balance sheets.

The following table presents the changes in the sales reserves:

Changes in Allowance for Sales Reserves

Year Ended		Balance At Beginning Of Year		Additions Charged To Revenues		Deductions From Reserves		Balance At End Of Year
				(amounts in thousands)				
December 31, 2022	$	5,135	$	4,324	$	(6,337)	$	3,122
December 31, 2021	$	4,452	$	5,586	$	(4,903)	$	5,135
December 31, 2020	$	9,250	$	8,768	$	(13,566)	$	4,452

7.   LEASES

Leasing Guidance

The Company recognizes the assets and liabilities that arise from leases on the commencement date of the lease. The Company recognizes the liability to make lease payments as a lease liability as well as a right-of-use ("ROU") asset representing the right to use the underlying asset for the lease term, on the condensed consolidated balance sheet.

Leasing Transactions

The Company's leased assets primarily include real estate, broadcasting towers and equipment. The Company's leases have remaining lease terms of less than 1 year up to 30 years, some of which include one or more options to extend the leases, with renewal terms up to fifteen years and some of which include options to terminate the leases within the next year. Many of the Company's leases include options to extend the terms of the agreements. Generally, renewal options are excluded when calculating the lease liabilities, as the Company does not consider the exercise of such options to be reasonably certain. Unless a renewal option is considered reasonably assured, the optional terms and related payments are not included within the lease liability. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company's operating leases are reflected on the Company's balance sheet within the Operating lease right-of-use assets line item and the related current and non-current liabilities are included within the Operating lease liabilities and Operating lease liabilities, net of current portion line items, respectively. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from leases. Operating lease ROU assets and liabilities are recognized at commencement date based upon the present value of lease payments over the respective lease term. Lease expense is recognized on a straight-line basis over the lease term.

As the rate implicit in the lease is not readily determinable for the Company's operating leases, the Company generally uses an incremental borrowing rate based upon information available at the commencement date to determine the present value of future lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. In order to measure the operating lease liability and determine the present value of lease payments, the Company estimated what the incremental borrowing rate was for each lease using an applicable treasury rate compatible to the remaining life of the lease and the applicable margin for the Company's Revolver.

In determining whether a contract is or contains a lease at inception of a contract, the Company considers all relevant facts and circumstances, including whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. This consideration involves judgment with respect to whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset and whether the Company has the right to direct the use of the identified asset.

Lease Expense

The components of lease expense were as follows:

	Lease Cost					
	For the Years Ended December 31,					
	2022		2021		2020	
	(amounts in thousands)					
Operating lease cost	$	50,379	$	48,999	$	49,061
Variable lease cost		11,101		11,517		10,575
Short-term lease cost		—		—		—
Total lease cost	$	61,480	$	60,516	$	59,636

Supplemental Cash Flow

Supplemental cash flow information related to leases was as follows:

		For the Years Ended December 31,					
Description		2022		2021		2020	
		(amounts in thousands)					
Cash paid for amounts included in measurement of lease liabilities	$	54,487	$	53,838	$	53,237	
Lease liabilities arising from obtaining right-of-use assets	$	33,185	$	28,608	$	11,851	

Supplemental balance sheet information related to leases was as follows:

		December 31, 2022		December 31, 2021	
Description		(amounts in thousands)			
Operating Leases					
Operating leases right-of-use assets	$	211,022	$	229,607	
Operating lease liabilities (current)		40,815		39,598	
Operating lease liabilities (noncurrent)		196,654		217,281	
Total operating lease liabilities	$	237,469	$	256,879	

	December 31, 2022	December 31, 2021
Weighted Average Remaining Lease Term		
Operating leases	7 years	7 years
Weighted Average Discount Rate		
Operating leases	4.7 %	4.7 %

Maturities

The aggregate maturities of the Company's lease liabilities as of December 31, 2022, are as follows:

	Lease Maturities
	Operating Leases
	(amounts in thousands)
Years ending Years ending December 31:	
2023	$ 53,136
2024	48,365
2025	42,303
2026	35,919
2027	29,135
Thereafter	71,134
Total lease payments	279,992
Less: imputed interest	(42,523)
Total	$ 237,469

8. INTANGIBLE ASSETS AND GOODWILL

(A) Indefinite-Lived Intangibles

Goodwill and certain intangible assets are not amortized for book purposes. They may be, however, amortized for tax purposes. The Company accounts for its acquired broadcasting licenses as indefinite-lived intangible assets and, similar to goodwill, these assets are reviewed at least annually for impairment. At the time of each review, if the fair value is less than the carrying value of the reporting unit, then a charge is recorded to the results of operations.

For goodwill, the Company uses qualitative and quantitative approaches when testing goodwill for impairment. The Company performs a qualitative evaluation of events and circumstances impacting each reporting unit to determine the likelihood of goodwill impairment. Based on that qualitative evaluation, if the Company determines it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, no further evaluation is necessary. Otherwise, the Company performs a quantitative goodwill impairment test. The Company performs quantitative goodwill impairment tests for reporting units at least once every three years.

The Company may only write down the carrying value of its indefinite-lived intangibles. The Company is not permitted to increase the carrying value if the fair value of these assets subsequently increases.

The following table presents the changes in the carrying value of broadcasting licenses. Refer to Note 3, Business Combinations, and Note 22, Assets Held For Sale, for additional information.

	Broadcasting Licenses Carrying Amount	
	December 31, 2022	December 31, 2021
	(amounts in thousands)	
Broadcasting licenses balance as of January 1,	$ 2,251,546	$ 2,229,016
Disposition of radio stations (see Note 3)	(4,377)	—
Acquisitions (see Note 3)	2,002	23,233
Loss on impairment (See Note 14)	(159,089)	—
Assets held for sale (see Note 22)	(856)	(703)
Ending period balance	$ 2,089,226	$ 2,251,546

The following table presents the changes in goodwill. Refer to Note 3, Business Combinations, for additional information.

	Goodwill Carrying Amount	
	December 31, 2022	December 31, 2021
	(amounts in thousands)	
Goodwill balance before cumulative loss on impairment as of January 1,	$ 1,062,723	$ 1,042,762
Accumulated loss on impairment as of January 1,	(980,547)	(980,547)
Goodwill beginning balance after cumulative loss on impairment as of January 1,	82,176	62,215
Loss on impairment	(18,126)	—
Acquisitions (see Note 3)	—	20,099
Measurement period adjustments to acquired goodwill	(135)	(138)
Ending period balance	$ 63,915	$ 82,176
Goodwill balance before cumulative loss on impairment as of December 31,	$ 1,062,588	$ 1,062,723
Accumulated loss on impairment as of December 31,	(998,673)	(980,547)
Goodwill ending balance as of December 31,	$ 63,915	$ 82,176

Interim Impairment Assessment

In evaluating whether events or changes in circumstances indicate that an interim impairment assessment is required, management considers several factors in determining whether it is more likely than not that the carrying value of the Company's broadcasting licenses or goodwill exceeds the fair value of the Company's broadcasting licenses or goodwill. The analysis considers: (i) macroeconomic conditions such as deterioration in general economic conditions, limitations on accessing capital, or other developments in equity and credit markets; (ii) industry and market considerations such as deterioration in the environment in which the Company operates, an increased competitive environment, a change in the market for the Company's products or services, or a regulatory or political development; (iii) cost factors such as increases in labor or other costs that have a negative effect on earnings and cash flows; (iv) overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods; (v) other relevant entity-specific events such as changes in management, key personnel, strategy, or customers, bankruptcy, or litigation; (vi) events affecting a reporting unit such as a change in the composition or carrying amount of the Company's net assets; and (vii) a sustained decrease in the Company's share price.

The Company evaluates the significance of identified events and circumstances on the basis of the weight of evidence along with how they could affect the relationship between the carrying value of the Company's broadcasting licenses and goodwill and their respective fair value amounts, including positive mitigating events and circumstances.

Broadcasting Licenses Impairment Test

Due to the economic and market conditions related to the COVID-19 pandemic, and a contraction in the expected future economic and market conditions utilized in the annual impairment test conducted in the fourth quarter of 2019, the Company determined that the changes in circumstances warranted an interim impairment assessment on its broadcasting licenses during the second quarter of 2020. Due to changes in facts and circumstances, the Company revised its estimates with respect to projected operating performance and discount rates used in the interim impairment assessment.

During the second quarter 2020, the Company completed an interim impairment test for its broadcasting licenses at the market level using the Greenfield method. As a result of this interim impairment assessment, the Company determined that the fair value of its broadcasting licenses was less than the amount reflected in the balance sheet for certain of the Company's markets and, accordingly, recorded an impairment loss of $4.1 million, ($3.0 million, net of tax).

Subsequent to the interim impairment assessment conducted during the second quarter of 2020 , the Company continued to monitor these factors listed above and determined that changes in circumstances warranted an interim impairment assessment on certain of its broadcasting licenses during the third quarter of 2020. During the third quarter of 2020, the Company completed an interim impairment test for certain of its broadcasting licenses at the market level using the Greenfield method. As a result of this interim impairment assessment, the Company determined that the fair value of its broadcasting licenses was less than the amount reflected in the balance sheet for certain of the Company's markets and, accordingly, recorded an impairment loss of $11.8 million, ($8.7 million, net of tax).

In connection with the Company's annual impairment assessment conducted during the fourth quarter of 2020, the Company continued to evaluate the appropriateness of the key assumptions used to develop the fair values of its broadcasting licenses. After further consideration of the impact that the COVID-19 pandemic continues to have on the broadcast industry, the Company concluded it was appropriate to revise the discount rate used. This change, which resulted in an increase to the discount rate used, was made to reflect current rates that a market participant could expect and further addressed forecast risk that exists as a result of the COVID-19 pandemic.

During the fourth quarter of 2020, the Company completed its annual impairment test for broadcasting licenses at the market level using the Greenfield method. As a result of this annual impairment assessment, the Company determined that the fair value of its broadcasting licenses was less than the amount reflected in the balance sheet for certain of the Company's markets and, accordingly, recorded an impairment loss of $246.0 million, ($180.4 million, net of tax).

The Company determined that an interim impairment assessment was not required in the year 2021. During the fourth quarter of 2021, the Company completed its annual impairment test for broadcasting licenses and determined that the fair value of its broadcasting licenses was greater than the amount reflected in the balance sheet for each of the Company's markets and, accordingly, no impairment was recorded.

During the third quarter of 2022, the Company evaluated whether the facts and circumstances and available information result in the need for an impairment assessment for its FCC broadcasting licenses, particularly the results of operations, increase in interest rates and related impact on the weighted average cost of capital and changes in stock price, and concluded an interim impairment assessment was warranted, and completed an interim impairment assessment for its broadcasting licenses at the market level. As a result of this interim impairment assessment, the Company determined that the fair value of its broadcasting licenses was less than the amount reflected in the balance sheet for certain of the Company's markets and, accordingly, recorded an impairment loss of $159.1 million ($116.7 million, net of tax).

During the fourth quarter of 2022, the Company completed its annual impairment test for broadcasting licenses and determined that the fair value of its broadcasting licenses was greater than the amount reflected in the balance sheet for each of the Company's markets and, accordingly, no impairment was recorded.

Methodology - Broadcasting Licenses

The Company performs its broadcasting license impairment test by using the Greenfield method at the market level. Each market's broadcasting licenses are combined into a single unit of accounting for purposes of testing impairment, as the broadcasting licenses in each market are operated as a single asset. The Company determines the fair value of the broadcasting licenses in each of its markets by relying on a discounted cash flow approach (a ten-year income model) assuming a start-up scenario in which the only assets held by an investor are broadcasting licenses. The Company's fair value analysis contains assumptions based upon past experience, reflects expectations of industry observers and includes judgments about future performance using industry normalized information for an average station within a certain market. These assumptions include, but are not limited to: (i) the discount rate; (ii) the profit margin of an average station within a market, based upon market size and station type; (iii) the forecast growth rate of each radio market; (iv) the estimated capital start-up costs and losses incurred during the early years; (v) the likely media competition within the market area; (vi) the tax rate; and (vii) future terminal values.

The methodology used by the Company in determining its key estimates and assumptions was applied consistently to each market. Of the seven variables identified above, the Company believes that the assumptions in items (i) through (iii) above are the most important and sensitive in the determination of fair value.

Assumptions and Results – Broadcasting Licenses

The following table reflects the estimates and assumptions used in the interim and annual broadcasting licenses impairment assessments of each year.

	Estimates And Assumptions					
	Fourth Quarter 2022	Third Quarter 2022	Fourth Quarter 2021	Fourth Quarter 2020	Third Quarter 2020	Second Quarter 2020
Discount rate	9.50 %	9.50 %	8.50 %	8.50 %	7.50 %	8.00 %
Operating profit margin ranges for average stations in markets where the Company operates	18% to 33%	20% to 33%	20% to 33%	20% to 36%	24% to 36%	22% to 36%
Forecasted growth rate (including long-term growth rate) range of the Company's markets	0.0% to 0.6%	0.0% to 0.6%	0.0% to 0.6%	0.0% to 0.6%	0.0% to 0.7%	0.0% to 0.8%

The Company believes it has made reasonable estimates and assumptions to calculate the fair value of its broadcasting licenses. These estimates and assumptions could be materially different from actual results.

If actual market conditions are less favorable than those projected by the industry or the Company, or if events occur or circumstances change that would reduce the fair value of the Company's broadcasting licenses below the amount reflected in the balance sheet, the Company may be required to conduct an interim test and possibly recognize impairment charges, which may be material, in future periods. The COVID-19 pandemic increases the uncertainty with respect to such market and economic conditions and, as such, increases the risk of future impairment.

Goodwill Impairment Test

In November 2020, the Company completed the QLGG Acquisition. QLGG represents a separate division one level beneath the single operating segment and its own reporting unit. For the goodwill acquired in the QLGG Acquisition, similar valuation techniques that were applied in the valuation of goodwill under purchase price accounting were also used in the annual impairment testing process. The valuation of the acquired goodwill approximated fair value.

The podcast reporting unit goodwill, primarily consisting of acquired goodwill from the Cadence13 Acquisition and the Pineapple Acquisition, was subject to a qualitative annual impairment test conducted in the fourth quarter 2020. As a result of the qualitative impairment test, the Company determined it was more likely than not that the fair value of the podcast reporting unit, consisting of goodwill acquired in the Cadence13 Acquisition and the Pineapple Acquisition exceeded their respective carrying amounts. Accordingly, no quantitative impairment assessment was conducted and no impairment was recorded.

In March 2021, the Company completed the Podcorn Acquisition. Cadence13, Pineapple and Podcorn represent a single podcasting division one level beneath the single operating segment. Since the operations are economically similar, Cadence13, Pineapple and Podcorn were aggregated into a single podcasting reporting unit for the quantitative impairment assessment conducted in the fourth quarter of 2021.

During the fourth quarter of 2021, the Company completed its annual impairment test for its podcasting reporting unit and determined that the fair value of its podcast reporting unit was greater than the carrying value and, accordingly, no impairment was recorded. During the fourth quarter of 2021, the Company completed its annual impairment test for the QLGG reporting unit and determined that the fair value of its QLGG reporting unit was greater than the carrying value and, accordingly, no impairment was recorded.

In October 2021, the Company completed the WideOrbit Streaming Acquisition. AmperWave represents a separate division one level beneath the single operating segment and its own reporting unit. For the goodwill acquired in the WideOrbit Streaming Acquisition, similar valuation techniques that were applied in the valuation of goodwill under purchase price accounting were also used in the annual impairment testing process. The valuation of the acquired goodwill approximated fair value.

During the third quarter of 2022, the Company evaluated whether the facts and circumstances and available information result in the need for an impairment assessment for any goodwill, particularly the results of operations, increase in interest rates and related impact on the weighted average cost of capital and changes in stock price, and concluded an interim impairment assessment was warranted, and completed an interim impairment assessment for its goodwill at the podcast reporting unit and the QLGG reporting unit. As a result of this interim impairment assessment, the Company determined that the fair value of its QLGG reporting unit was less than the amount reflected in the balance sheet and, accordingly, recorded an impairment loss of $18.1 million. As a result of this impairment assessment, the Company no longer has any goodwill attributable to the QLGG reporting unit.

During the fourth quarter of 2022, the Company completed its annual impairment test for its podcasting reporting unit and determined that the fair value of its podcast reporting unit was greater than the carrying value and, accordingly, no impairment was recorded.

Methodology - Goodwill

The Company used an income approach in computing the fair value of the Company's goodwill. This approach utilized a discounted cash flow method by projecting the Company's income over a specified time and capitalizing at an appropriate market rate to arrive at an indication of the most probable selling price. Potential impairment is identified by comparing the fair value of the Company's reporting unit to its carrying value, including goodwill. Cash flow projections for the reporting unit include significant judgments and assumptions relating to projected operating profit margin (including revenue and expense growth rates) and the discount rate. Management believes that this approach is commonly used and is an appropriate methodology for valuing the Company. Factors contributing to the determination of the Company's operating performance were historical performance and/or management's estimates of future performance.

The Company elected to bypass the qualitative assessment for the annual impairment tests of its podcast reporting unit AmperWave and proceeded directly to the quantitative goodwill impairment test by using a discounted cash flow approach (a 5-year income model). Potential impairment is identified by comparing the fair value of each reporting unit to its carrying value. The Company's fair value analysis contains assumptions based upon past experience, reflects expectations of industry observers and includes judgments about future performance using industry normalized information. The cash flow projections for the reporting units include significant judgments and assumptions relating to the revenue, operating expenses, projected operating profit margins, and the discount rate. Changes in the Company's estimates of the fair value of these assets could result in material future period write-downs of the carrying value of the Company's goodwill. The AmperWave reporting unit was tested as a part of the annual impairment testing using a qualitative assessment.

Assumptions And Results - Goodwill

The following table reflects the estimates and assumptions used in the interim and annual goodwill impairment assessments of each year:

	Estimates And Assumptions			
	Fourth Quarter 2022	Third Quarter 2022	Fourth Quarter 2021	Fourth Quarter 2020
Discount rate - podcast reporting unit	11.0 %	11.0 %	9.5 %	not applicable
Discount rate - QLGG reporting unit	not applicable	13.0 %	12.0 %	not applicable

If actual market conditions are less favorable than those projected by the industry or the Company, or if events occur or circumstances change that would reduce the fair value of the Company's goodwill below the amount reflected in the balance sheet, the Company may be required to conduct an interim test and possibly recognize impairment charges on its goodwill, which could be material, in future periods.

(B) Definite-Lived Intangibles

The Company has definite-lived intangible assets that consist of advertiser lists and customer relationships, and acquired advertising contracts. These assets are amortized over the period for which the assets are expected to contribute to the

Company's future cash flows and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For 2022, 2021 and 2020, the Company reviewed the carrying value and the useful lives of these assets and determined they were appropriate.

See Note 9, Other Assets, for: (i) a listing of the assets comprising definite-lived assets, which are included in other assets on the balance sheets; (ii) the amount of amortization expense for definite-lived assets; and (iii) the Company's estimate of amortization expense for definite-lived assets in future periods.

9.   OTHER ASSETS

Other assets consist of the following:

	Other Assets						
	December 31,						
	2022			2021			
	Asset	Accumulated Amortization	Net	Asset	Accumulated Amortization	Net	Period Of Amortization
	(amounts in thousands)						
Deferred contracts	$ 1,362	$ 1,362	$ —	$ 1,362	$ 1,313	$ 49	Term of contract
Advertiser lists and customer relationships	31,674	30,973	701	31,674	26,066	5,608	3 to 5 years
Other definite-lived assets	26,761	15,095	11,666	26,922	12,302	14,620	Term of contract
Total definite-lived intangibles	59,797	47,430	12,367	59,958	39,681	20,277	
Debt issuance costs	3,550	616	2,934	3,550	501	3,049	Term of debt
Prepaid assets - long-term	141	—	141	2,002	—	2,002	
Software costs and other	163,511	48,443	115,068	73,093	23,556	49,537	
	$ 226,999	$ 96,489	$ 130,510	$ 138,603	$ 63,738	$ 74,865	

The following table presents the various categories of amortization expense, including deferred financing costs which are reflected as interest expense:

	Amortization Expense		
	Other Assets		
	For The Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Definite-lived assets	$ 9,427	$ 10,140	$ 8,861
Deferred financing expense	5,116	5,613	3,981
Software costs	24,888	9,251	7,752
Total	$ 39,431	$ 25,004	$ 20,594

The following table presents the Company's estimate of amortization expense, for each of the five succeeding years for: (i) other assets; and (ii) definite-lived assets:

	Future Amortization Expense		
			Definite-Lived
	Total	Other	Assets
Years ending December 31,		(amounts in thousands)	
2023	$ 38,245	$ 36,383	$ 1,862
2024	36,385	35,223	1,162
2025	23,540	22,378	1,162
2026	5,237	4,499	738
2027	5,152	4,499	653
Thereafter	8,814	3,749	5,065
Total	$ 117,373	$ 106,731	$ 10,642

10.   OTHER CURRENT LIABILITIES

Other current liabilities consist of the following as of the periods indicated:

	Other Current Liabilities	
	December 31,	
	2022	2021
	(amounts in thousands)	
Accrued compensation	$ 25,730	$ 35,917
Accounts receivable credits	4,333	2,506
Advertiser obligations	6,465	2,504
Accrued interest payable	14,933	14,662
Unearned revenue	13,687	10,638
Unfavorable sports liabilities	—	4,492
Accrued Sports Rights	3,397	1,085
Accrued benefits	7,640	5,809
Non-income tax liabilities	1,804	1,897
Other	2,560	4,620
Total other current liabilities	$ 80,549	$ 84,130

11.   OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following as of the periods indicated:

	Other Long-Term Liabilities	
	December 31,	
	2022	2021
	(amounts in thousands)	
Deferred compensation	$ 24,123	$ 32,730
Unfavorable sports liabilities	—	3,867
Unearned revenue	403	474
Other	1,500	11,761
Total other long-term liabilities	$ 26,026	$ 48,832

12. LONG-TERM DEBT

Long-term debt was comprised of the following as of December 31, 2022:

	Long-Term Debt	
	December 31,	
	2022	2021
	(amounts in thousands)	
Credit Facility		
Revolver	$ 180,000	$ 97,727
Term B-2 Loan, due November 17, 2024	632,415	632,415
Plus unamortized premium	1,116	1,397
	813,531	731,539
2027 Notes		
6.500% notes due May 1, 2027	460,000	470,000
Plus unamortized premium	3,220	3,964
	463,220	473,964
2029 Notes		
6.750% notes, due March 31, 2029	540,000	540,000
	540,000	540,000
Accounts receivable facility	75,000	75,000
Other debt	23	764
Total debt before deferred financing costs	1,891,774	1,821,267
Current amount of long-term debt	—	(22,727)
Deferred financing costs (excludes the revolving credit)	(11,412)	(16,409)
Total long-term debt, net of current debt	$ 1,880,362	$ 1,782,131
Outstanding standby letters of credit	$ 5,909	$ 6,069

(A) Senior Debt

The 2027 Notes

During the second quarter of 2019, the Company and its finance subsidiary, Audacy Capital Corp. (formerly, Entercom Media Corp.) ("Audacy Capital Corp."), issued $325.0 million in aggregate principal amount of senior secured second-lien notes due 2027 (the "Initial 2027 Notes") under an Indenture dated as of April 30, 2019 (the "Base Indenture").

Interest on the Initial 2027 Notes accrues at the rate of 6.500% per annum and is payable semi-annually in arrears on May 1 and November 1 of each year. Until May 1, 2022, only a portion of the Initial 2027 Notes could be redeemed at a price of 106.500% of their principal amount plus accrued interest. On or after May 1, 2022, the Initial 2027 Notes may be redeemed, in whole or in part, at a price of 104.875% of their principal amount plus accrued interest. The prepayment premium continues to decrease over time to 100% of their principal amount plus accrued interest.

The Company used net proceeds of the offering, along with cash on hand and $89.0 million borrowed under its Revolver, to repay $425.0 million of existing indebtedness under the Company's term loan outstanding at that time (the "Term B-1 Loan").

In connection with this refinancing activity described above, during the second quarter of 2019, the Company: (i) wrote off $1.6 million of unamortized deferred financing costs associated with the Term B-1 Loan; (ii) wrote off $0.2 million of unamortized premium associated with the Term B-1 Loan; and (iii) recorded $3.9 million of new deferred financing costs which will be amortized over the term of the Initial 2027 Notes under the effective interest rate method.

During the fourth quarter of 2019, the Company and its finance subsidiary, Audacy Capital Corp., issued $100.0 million of additional 6.500% senior secured second-lien notes due 2027 (the "Additional Notes"). The Additional Notes were issued as additional notes under the Base Indenture, as supplemented by a first supplemental indenture, dated December 13, 2019 (the "First Supplemental Indenture"), and, together with the Base Indenture (the "Indenture"). As of December 31, 2021, the Additional Notes were treated as a single series with the $325.0 million Initial 2027 Notes (together, with the Additional Notes, the "Notes") and have substantially the same terms as the Initial 2027 Notes. The Additional Notes were issued at a price of 105.0% of their principal amount, plus accrued interest from November 1, 2019. As of December 31, 2021, the unamortized premium on the Notes was reflected on the balance sheet as an addition to the Notes.

The Company used net proceeds of the Additional Notes offering to repay $96.7 million of existing indebtedness under the Company's Term B-1 Loan. Contemporaneous with this partial pay-down of the Term B-1 Loan, the Company replaced the remaining amount outstanding under the Term B-1 Loan with a Term B-2 loan (the "Term B-2 Loan").

In connection with this refinancing activity described above, during the fourth quarter of 2019, the Company: (i) wrote off $0.3 million of unamortized deferred financing costs associated with the Term B-1 Loan; and (ii) recorded $3.8 million of new deferred financing costs.

During the fourth quarter of 2021, the Company and its finance subsidiary, Audacy Capital Corp., issued $45.0 million of additional 6.500% senior secured second-lien notes due 2027 (the "Additional 2027 Notes"). The Additional 2027 Notes were issued as additional notes under the Indenture. The Additional 2027 Notes are treated as a single series with the $325.0 million Initial 2027 Notes and the $100.0 million Additional Notes (collectively, the "2027 Notes") and have substantially the same terms as the Initial 2027 Notes. The Additional 2027 Notes were issued at a price of 100.750% of their principal amount. The premium on the Additional 2027 Notes will be amortized over the term under the effective interest rate method. As of any reporting period, the unamortized premium on the 2027 Notes is reflect on the balance sheet as an addition to the 2027 Notes.

The Company used net proceeds of the Additional 2027 Notes offering to repay $44.6 million of existing indebtedness under the Company's Term B-2 Loan.

In connection with this refinancing activity described above, during the fourth quarter of 2021, the Company recorded $0.8 million of new deferred financing costs which will be amortized over the term of the 2027 Notes under the effective interest rate method. The Company also incurred $0.4 million of costs which were classified within refinancing expenses.

The 2027 Notes are fully and unconditionally guaranteed on a senior secured second-lien basis by most of the direct and indirect subsidiaries of Audacy Capital Corp. The 2027 Notes and the related guarantees are secured on a second-lien priority basis by liens on substantially all of the assets of Audacy Capital Corp. and the guarantors.

A default under the Company's 2027 Notes could cause a default under the Company's Credit Facility or 2029 Notes. Any event of default, therefore, could have a material adverse effect on the Company's business and financial condition.

During the second quarter of 2022, the Company repurchased $10.0 million of its 2027 Notes through open market purchases. This repurchase activity generated a gain on retirement of the 2027 Notes in the amount of $0.6 million. As of any reporting period, the unamortized premium on the 2027 Notes is reflected on the balance sheet as an addition to the 2027 Notes.

The 2027 Notes are not a registered security and there are no plans to register the 2027 Notes as a security in the future. As a result, Rule 3-10 of Regulation S-X promulgated by the SEC is not applicable and no separate financial statements are required for the guarantor subsidiaries as of December 31, 2022, and 2021 and for the years ended December 31, 2022, 2021 and 2020.

The Credit Facility

The Company's credit agreement (the "Credit Facility"), as amended, is comprised of a $227.3 million Revolver and the Term B-2 Loan as of December 31, 2022.

On December 13, 2019, the Company executed an amendment to the Credit Facility ("Amendment No. 4") which, among other things: (i) replaced the Term B-1 Loans with the Term B-2 Loan; (ii) established a new class of revolving credit commitments from a portion of its existing Revolver with a later maturity date; and (iii) made certain other amendments to the Credit Facility.

The Company executed Amendment No. 4 which established a new class of revolving credit commitments from a portion of its existing revolving commitments with a later maturity date than the revolving credit commitments immediately prior to the effectiveness of the amendment. All but one of the original lenders in the Revolver agreed to extend the maturity date from November 17, 2022, to August 19, 2024.

As a result, approximately $227.3 million (the "New Class Revolver") of the $250.0 million Revolver has a maturity date of August 19, 2024, and approximately $22.7 million (the "Original Class Revolver") of the $250.0 million Revolver had a maturity date of November 17, 2022.

The Original Class Revolver provided for interest based upon the Base Rate or LIBOR plus a margin. The Base Rate was the highest of: (i) the administrative agent's prime rate; (ii) the Federal Reserve Bank of New York's Rate plus 0.5%; or (iii) the one month LIBOR Rate plus 1.0%. The margin could increase or decrease based upon the Consolidated Net Secured Leverage Ratio as defined in the agreement. The initial margin was at LIBOR plus 2.25% or the Base Rate plus 1.25%.

The New Class Revolver provides for interest based upon the Base Rate or LIBOR plus a margin. The margin may increase or decrease based upon the Consolidated Net First-Lien Leverage Ratio as defined in the agreement. The initial margin is LIBOR plus 2.00% or the prime rate plus 1.00%.

In addition, the Original Class Revolver required and the New Class Revolver requires the payment of a commitment fee ranging from 0.375% per annum to 0.5% per annum on the undrawn amount. As of December 31, 2022, the amount available under the Revolver, which includes the impact of outstanding letters of credit, was $41.5 million.

The Company expects to use the Revolver to: (i) provide for working capital; and (ii) provide for general corporate purposes, including capital expenditures and any or all of the following (subject to certain restrictions): repurchase of Class A common stock, dividends, investments and acquisitions. In addition, the Credit Facility is secured by a lien on substantially all of the assets (including material real property) of Audacy Capital Corp. and its subsidiaries with limited exclusions. Most of the Company's subsidiaries, jointly and severally guaranteed the Credit Facility. The assets securing the Credit Facility are subject to customary release provisions which would enable the Company to sell such assets free and clear of encumbrance, subject to certain conditions and exceptions.

The Term B-2 Loan has a maturity date of November 17, 2024 and provides for interest based upon LIBOR plus 2.5% or the Base Rate plus 1.5%.

The Term B-2 Loan amortizes: (i) with equal quarterly installments of principal in annual amounts equal to 1.0% of the original principal amount of the Term B-2 Loan; and (ii) mandatory yearly prepayments based upon a percentage of Excess Cash Flow as defined in the agreement, subject to incremental step-downs, depending on the Consolidated Net Secured Leverage Ratio. The Excess Cash Flow payment is based on the Excess Cash Flow and Consolidated Net Secured Leverage Ratio for the prior year.

The Credit Facility has usual and customary covenants including, but not limited to, a net first-lien leverage ratio, restricted payments and the incurrence of additional debt. Specifically, the Credit Facility requires the Company to comply with a certain financial covenant which is a defined term within the agreement, including a maximum Consolidated Net First-Lien Leverage Ratio that cannot exceed 4.0 times. In certain limited circumstances, if the Company consummates additional acquisition activity permitted under the terms of the Credit Facility, the Consolidated Net First-Lien Leverage Ratio will be increased to 4.5 times for a one year period following the consummation of such permitted acquisition.

Failure to comply with the Company's financial covenant or other terms of its Credit Facility and any subsequent failure to negotiate and obtain any required relief from its lenders would result in a default under the Company's Credit Facility. Any event of default could have a material adverse effect on the Company's business and financial condition. The acceleration of the Company's debt repayment could have a material adverse effect on its business. The Company may seek from time to time to amend its Credit Facility or obtain other funding or additional funding, which may result in higher interest rates.

Audacy Capital Corp., which is a wholly-owned subsidiary of the Company, holds the ownership interest in various subsidiary companies that own the operating assets, including broadcasting licenses, permits, authorizations and cash royalties. Audacy Capital Corp. is the borrower under the Credit Facility. The assets securing the Credit Facility are subject to customary release provisions which would enable the Company to sell such assets free and clear of encumbrance, subject to certain conditions and exceptions.

Under certain covenants, the Company's subsidiary guarantors are restricted from paying dividends or distributions in excess of amounts defined under the Credit Facility, and the subsidiary guarantors are limited in their ability to incur additional indebtedness under certain restrictive covenants.

The 2029 Notes

During the first quarter of 2021, the Company and its finance subsidiary, Audacy Capital Corp., issued $540.0 million in aggregate principal amount of senior secured second-lien notes due March 31, 2029 (the "2029 Notes"). Interest on the 2029 Notes accrues at the rate of 6.750% per annum and is payable semi-annually in arrears on March 31 and September 30 of each year.

The Company used net proceeds of the offering, along with cash on hand, to: (i) repay $77.0 million of existing indebtedness under the Term B-2 Loan; (ii) repay $40.0 million of drawings under the Revolver; and (iii) fully redeem all of its $400.0 million aggregate principal amount of 7.250% senior notes due 2024 (the "Senior Notes") and to pay fees and expenses in connection with the redemption.

In connection with this activity, during the first quarter of 2021, the Company: (i) recorded $6.6 million of new debt issuance costs attributable to the 2029 Notes which will be amortized over the term of the 2029 Notes under the effective interest method; and (ii) $0.4 million of debt issuance costs attributable to the Revolver which will be amortized over the remaining term of the Revolver on a straight line basis. The Company also incurred $0.5 million of costs which were classified within refinancing expenses.

The 2029 Notes are fully and unconditionally guaranteed on a senior secured second priority basis by each of the direct and indirect subsidiaries of Audacy Capital Corp. A default under the Company's 2029 Notes could cause a default under the Company's Credit Facility or the 2027 Notes. Any event of default, therefore, could have a material adverse effect on the Company's business and financial condition.

The 2029 Notes are not a registered security and there are no plans to register the 2029 Notes as a security in the future. As a result, Rule 3-10 of Regulation S-X promulgated by the SEC is not applicable and no separate financial statements are required for the guarantor subsidiaries.

The Credit Facility - Amendment No. 5

On July 20, 2020, Audacy Capital Corp., entered into an amendment ("Amendment No. 5") to the Credit Agreement, dated October 17, 2016 (as previously amended, the "Existing Credit Agreement" and, as amended by Amendment No. 5, the "Credit Agreement"), with the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. Amendment No. 5, among other things:

(a) amended the Company's financial covenants under the Credit Agreement by: (i) suspending the testing of the Consolidated Net First Lien Leverage Ratio (as defined in the Credit Agreement) through the Test Period (as defined in the Credit Agreement) ending December 31, 2020; (ii) adding a new minimum liquidity covenant of $75.0 million until December 31, 2021, or such earlier date as the Company may elect (the "Covenant Relief Period"); and (iii) imposing certain restrictions during the Covenant Relief Period, including among other things, certain limitations on incurring additional indebtedness and liens, making restricted payments or investments, redeeming notes and entering into certain sale and lease-back transactions;

(b) increased the interest rate and/or fees under the Credit Agreement during the Covenant Relief Period applicable to: (i) 2024 Revolving Credit Loans (as defined in the Credit Agreement) to (x) in the case of Eurodollar Rate Loans (as defined in the Credit Agreement), a customary Eurodollar rate formula plus a margin of 2.50% per annum, and (y) in the case of Base Rate Loans (as defined in the Credit Agreement), a customary base rate formula plus a margin of 1.50% per annum, and (ii) Letter of Credit (as defined in the Credit Agreement) fees to 2.50% times the daily maximum amount available to be drawn under any such Letter of Credit; and

(c) modified the definition of Consolidated EBITDA by setting fixed amounts for the fiscal quarters ending June 30, 2020, September 30, 2020, and December 31, 2020, for purposes of testing compliance with the Consolidated Net First Lien Leverage Ratio financial covenant during the Covenant Relief Period, which fixed amounts correspond to the Borrower's Consolidated

EBITDA as reported under the Existing Credit Agreement for the Test Period ended March 31, 2020, for the fiscal quarters ending June 30, 2019, September 30, 2019, and December 31, 2019, respectively.

Failure to comply with the Company's financial covenant or other terms of its Credit Facility and any subsequent failure to negotiate and obtain any required relief from its lenders could result in a default under the Company's Credit Facility. Any event of default could have a material adverse effect on the Company's business and financial condition. The acceleration of the Company's debt repayment could have a material adverse effect on its business. The Company may seek from time to time to amend its Credit Facility or obtain other funding or additional funding, which may result in higher interest rates.

As of December 31, 2022, the Company is in compliance with the financial covenant and all other terms of the Credit Facility in all material respects. The Company's ability to maintain compliance with its covenant is highly dependent on its results of operations. The cash available from the Revolver is dependent on the Company's Consolidated Net First-Lien Leverage Ratio at the time of such borrowing.

The Credit Facility - Amendment No. 6

On March 5, 2021, Audacy Capital Corp., entered into an amendment ("Amendment No. 6") to the Credit Agreement, dated October 17, 2016 (as previously amended, the "Existing Credit Agreement" and, as amended by Amendment No. 6, the "Credit Agreement"), with the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

Under the Existing Credit Agreement, during the Covenant Relief Period the Company was subject to a $75.0 million limitation on investments in joint ventures, Affiliates, Unrestricted Subsidiaries and Non-Guarantor Subsidiaries (each as defined in the Existing Credit Agreement) (the "Covenant Relief Period Investment Limitation"). Amendment No. 6, among other things, excludes from the Covenant Relief Period Investment Limitation any investments made in connection with a permitted receivables financing facility. The covenant relief period provided by this amendment has expired.

Accounts Receivable Facility

On July 15, 2021, the Company and certain of its subsidiaries entered into a $75.0 million Receivables Facility to provide additional liquidity, to reduce the Company's cost of funds and to repay outstanding indebtedness under the Credit Facility.

The documentation for the Receivables Facility includes (i) a Receivables Purchase Agreement entered into by and among Audacy Operations, Audacy Receivables as seller, the Investors, and DZ BANK, as agent; (ii) a Sale and Contribution Agreement, by and among Audacy Operations, Audacy NY, and Audacy Receivables; and (iii) a Purchase and Sale Agreement and together with the Receivables Purchase Agreement and the Sale and Contribution Agreement, the "Agreements") by and among certain wholly-owned subsidiaries of the Company (together with Audacy NY, the "Originators"), Audacy Operations and Audacy NY.

Pursuant to the Purchase and Sale Agreement, the Originators (other than Audacy NY) have sold, and will continue to sell on an ongoing basis, their accounts receivable, together with customary related security and interests in the proceeds thereof, to Audacy NY. Pursuant to the Sale and Contribution Agreement, Audacy NY has sold and contributed, and will continue to sell and contribute on an ongoing basis, its accounts receivable, together with customary related security and interests in the proceeds thereof, to Audacy Receivables. Pursuant to the Receivables Purchase Agreement, Audacy Receivables has sold and will continue to sell on an ongoing basis such accounts receivable, together with customary related security and interests in the proceeds thereof, to the Investors in exchange for cash investments.

Yield is payable to Investors under the Receivables Purchase Agreement at a variable rate based on either one-month SOFR or commercial paper rates plus a margin. Collections on the accounts receivable: (x) will be used to either: (i) satisfy the obligations of Audacy Receivables under the Receivables Facility; or (ii) purchase additional accounts receivable from the Originators; or (y) may be distributed to Audacy NY, the sole member of Audacy Receivables. Audacy Operations acts as the servicer under the Agreements.

The Agreements contain representations, warranties and covenants that are customary for bankruptcy-remote securitization transactions, including covenants requiring Audacy Receivables to be treated at all times as an entity separate from the Originators, Audacy Operations, the Company or any of its other affiliates and that transactions entered into between Audacy Receivables and any of its affiliates shall be on arm's-length terms. The Receivables Purchase Agreement also contains customary default and termination provisions which provide for acceleration of amounts owed under the Receivables Purchase Agreement upon the occurrence of certain specified events with respect to Audacy Receivables, Audacy Operations, the

Originators, or the Company, including, but not limited to: (i) Audacy Receivables' failure to pay yield and other amounts due; (ii) certain insolvency events; (iii) certain judgments entered against the parties; (iv) certain liens filed with respect to assets; and (v) breach of certain financial covenants and ratios. Specifically, the Receivables Facility requires the Company to comply with a maximum Consolidated Net First-Lein Leverage Ratio that cannot exceed 4.0 times at December 31, 2022. As of December 31, 2022, the Company's Consolidated Net First-Lein Leverage Ratio was 3.9 times. The Receivables Facility also requires the Company to maintain a minimum tangible net worth, as defined within the agreement, of at least $300.0 million. Additionally, the Receivables Facility requires the Company to maintain minimum liquidity of $25.0 million. This threshold was previously $75.0 million but was amended on January 27, 2023 reducing the minimum liquidity to $25.0 million.

The Company has agreed to guarantee the performance obligations of Audacy Operations and the Originators under the Receivables Facility documents. The Company has not agreed to guarantee any obligations of Audacy Receivables or the collection of any of the receivables and will not be responsible for any obligations to the extent the failure to perform such obligations by Audacy Operations or any Originator results from receivables being uncollectible on account of the insolvency, bankruptcy or lack of creditworthiness or other financial inability to pay of the related obligor.

In general, the proceeds from the sale of the accounts receivable are used by the SPV to pay the purchase price for accounts receivables it acquires from Audacy NY and may be used to fund capital expenditures, repay borrowings on the Credit Facility, satisfy maturing debt obligations, as well as fund working capital needs and other approved uses.

Although the SPV is a wholly owned consolidated subsidiary of Audacy NY, the SPV is legally separate from Audacy NY. The assets of the SPV (including the accounts receivables) are not available to creditors of Audacy NY, Audacy Operations or the Company, and the accounts receivables are not legally assets of Audacy NY, Audacy Operations or the Company. The Receivables Facility is accounted for as a secured financing. The pledged receivables and the corresponding debt are included in Accounts receivable and Long-term debt, respectively, on the Consolidated Balance Sheets. Refer to Note 2, Significant Accounting Policies, for additional information on the consolidated VIE.

The Receivables Facility will expire on July 15, 2024, unless earlier terminated or subsequently extended pursuant to the terms of the Receivables Purchase Agreement. At December 31, 2022, the Company had outstanding borrowings of $75.0 million under the Receivables Facility.

(B) Senior Unsecured Debt

The Senior Notes

Simultaneously with entering into the Merger and assuming the Credit Facility on November 17, 2017, the Company also assumed the 7.250% unsecured senior notes (the "Senior Notes") that were subsequently modified and were set to mature on November 1, 2024 in the amount of $400.0 million. The Senior Notes were originally issued by CBS Radio (now Audacy Capital Corp.) on October 17, 2016. The deferred financing costs and debt premium on the Senior Notes were amortized over the term under the effective interest rate method. As of any reporting period, the amount of any unamortized debt finance costs and debt premium costs were reflected on the balance sheet as a subtraction and an addition to the $400.0 million liability, respectively.

Interest on the Senior Notes accrued at the rate of 7.250% per annum and was payable semi-annually in arrears on May 1 and November 1 of each year.

In connection with the redemption of the Senior Notes during the first quarter of 2021, the Company wrote off the following amounts to gain/loss on extinguishment of debt: (i) $14.5 million in prepayment premiums for the early retirement of the Senior Notes; (ii) $8.7 million of unamortized premium attributable to the Senior Notes; (iii) $1.0 million of unamortized debt issuance costs attributable to the Senior Notes; and (iv) $1.3 million of unamortized debt issuance costs attributable to the Term B-2 Loan.

(C) Net Interest Expense

The components of net interest expense are as follows:

	Net Interest Expense		
	Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Interest expense	$ 103,470	$ 87,530	$ 86,579
Amortization of deferred financing costs	5,115	5,613	3,981
Amortization of original issue discount (premium) of senior notes	(1,024)	(1,582)	(3,395)
Interest income and other investment income	(70)	(50)	(69)
Total net interest expense	$ 107,491	$ 91,511	$ 87,096

The weighted average interest rate under the Credit Facility (before taking into account the fees on the unused portion of the Revolver) was: (i) 6.8% as of December 31, 2022; and (ii) 2.6% as of December 31, 2021.

(D) Interest Rate Transactions

During the quarter ended June 30, 2019, the Company entered into an interest rate collar transaction in the notional amount of $560.0 million to hedge the Company's exposure to fluctuations in interest rates on its variable-rate debt. Refer to Note 13, Derivative and Hedging Activities, for additional information.

The Company from time to time enters into interest rate transactions with different lenders to diversify its risk associated with interest rate fluctuations of its variable rate debt. Under these transactions, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount against the variable debt.

(E) Aggregate Principal Maturities

The minimum aggregate principal maturities on the Company's outstanding debt (excluding any impact from required principal payments based upon the Company's future operating performance) are as follows:

	Principal Debt Maturities						
	Term B-2 Loan	Revolver	2027 Notes	2029 Notes	Accounts Receivable Facility	Other	Total
	(amounts in thousands)						
Years ending December 31							
2023	$ —	$ —	$ —	$ —	—	$ —	$ —
2024	632,415	180,000	—	—	75,000	23	887,438
2025	—	—	—	—	—	—	—
2026	—	—	—	—	—	—	—
2027	—	—	460,000	—	—	—	460,000
Thereafter	—	—	—	540,000	—	—	540,000
Total	$ 632,415	$ 180,000	$ 460,000	$ 540,000	$ 75,000	$ 23	$ 1,887,438

(F) Outstanding Letters of Credit

The Company is required to maintain standby letters of credit in connection with insurance coverage as described in Note 23, Contingencies And Commitments.

(G) Guarantor and Non-Guarantor Financial Information

As of December 31, 2022, most of the direct and indirect subsidiaries of Audacy Capital Corp. are guarantors of Audacy Capital Corp.'s obligations under the Credit Facility, the Notes and the Senior Notes. Under certain covenants, the Company's subsidiary guarantors are restricted from paying dividends or distributions in excess of amounts defined under the 2027 Notes and the 2029 Notes, and the subsidiary guarantors are limited in their ability to incur additional indebtedness under certain restricted covenants.

The Company's borrowing agreements contain restrictions on its ability to pay dividends to its parent under certain facts and circumstances. As of December 31, 2022, these restrictions did not apply.

Under the Credit Facility, Audacy Capital Corp. is permitted to make distributions to Audacy, Inc., which are required to pay Audacy, Inc.'s reasonable overhead costs, including income taxes, and other costs associated with conducting the operations of Audacy Capital Corp. and its subsidiaries.

13.   DERIVATIVE AND HEDGING ACTIVITIES

The Company from time to time enters into derivative financial instruments, such as interest rate collar agreements ("Collars"), to manage its exposure to fluctuations in interest rates under the Company's variable rate debt.

Accounting For Derivative Instruments and Hedging Activities

The Company recognizes at fair value all derivatives, whether designated in hedging relationships or not, in the balance sheet as either net assets or net liabilities. The accounting for changes in the fair value of a derivative, including certain derivative instruments embedded in other contracts, depends on the intended use of the derivative and the resulting designation. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item are recognized in the statement of operations. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the statement of operations when the hedged item affects net income. If a derivative does not qualify as a hedge, it is marked to fair value through the statement of operations. Any fees associated with these derivatives are amortized over their term. Cash flows from derivatives are classified in the statement of cash flows within the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships. Under these derivatives, the differentials to be received or paid are recognized as an adjustment to interest expense over the life of the contract. In the event the cash flow hedges are terminated early, any amount previously included in comprehensive income (loss) would be reclassified as interest expense to the statement of operations as the forecasted transaction settles.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes ongoing effectiveness assessments by relating all derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company's derivative activities, all of which are for purposes other than trading, are initiated within the guidelines of corporate risk-management policies. The Company reviews the correlation and effectiveness of its derivatives on a periodic basis.

The fair value of these derivatives is determined using observable market based inputs (a Level 2 measurement, as described in Note 21, Fair Value Of Financial Instruments) and the impact of credit risk on a derivative's fair value (the creditworthiness of the Company's counterparty for assets and the creditworthiness of the Company for liabilities).

Hedge Accounting Treatment

During the quarter ended June 30, 2019, the Company entered into a derivative rate hedging transaction in the aggregate notional amount of $560.0 million to manage interest rate risk on the Company's variable rate debt. The notional amount of the hedging transaction reduces in June of each year and as of December 31, 2022, the notional amount was $220.0 million. During the period of the hedging relationship, the beginning and ending balance of the Company's variable rate debt was greater than the notional amount of the derivative rate hedging transaction. This transaction is tied to the one-month LIBOR interest rate. Under the Collar transaction, two separate agreements are established with an upper limit, or cap, and a lower limit, or floor, for the Company's LIBOR borrowing rate. As of December 31, 2022, the Company had the following derivative outstanding, which was designated as a cash flow hedge that qualified for hedge accounting treatment:

Type Of Hedge	Notional Amount	Effective Date	Collar	Fixed LIBOR Rate	Expiration Date	Notional Amount Decreases	Amount After Decrease
	(amounts in millions)						(amounts in millions)
			Cap	2.75%			
Collar	$ 220.0	Jun. 25, 2019	Floor	0.402%	Jun. 28, 2024	Jun. 28, 2023	$ 90.0
Total	$ 220.0						

For the year ended December 31, 2022, the Company recorded the net change in the fair value of this derivative as a gain of $3.2 million (net of a tax benefit of $1.2 million as of December 31, 2022) to the statement of comprehensive income (loss). The fair value of this derivative was determined using observable market-based inputs (a Level 2 measurement) and the impact of credit risk on a derivative's fair value (the creditworthiness of the Company for liabilities). As of December 31, 2022, the fair value of these derivatives was an asset of $4.0 million, and is recorded as other assets on the balance sheet. The Company does not expect to reclassify any of this amount to the condensed consolidated statement of operations over the next twelve months.

The following table presents the accumulated derivative gain (loss) recorded in other comprehensive income (loss) as of December 31, 2022, and December 31, 2021:

	Accumulated Derivative Gain (Loss)	
Description	December 31, 2022	December 31, 2021
	(amounts in thousands)	
Accumulated derivative unrealized gain (loss)	$ 2,942	$ (289)

The following table presents the accumulated net derivative gain (loss) recorded in accumulated other comprehensive income (loss) for the years ended December 31, 2022 , 2021 and 2020 :

Other Comprehensive Income (Loss)						
Net Change in Accumulated Derivative Unrealized Gain (Loss)			Net Amount of Accumulated Derivative Gain (Loss) Reclassified to the Consolidated Statement of Operations			
Years Ended December 31,						
2022	2021	2020	2022	2021	2020	
(amounts in thousands)						
$ 3,231	$ 1,500	$ (1,650)	$ 232	$ 1,176	$ 663	

Undesignated Derivatives

The Company is subject to equity market risks due to changes in the fair value of the notional investments selected by its employees as part of its non-qualified deferred compensation plans. During the quarter ended June 30, 2020, the Company entered into a Total Return Swap ("TRS") in order to manage the equity market risks associated with its non-qualified deferred compensation plan liabilities. The Company pays a floating rate, based on SOFR, on the notional amount of the TRS. The TRS is designed to substantially offset changes in its non-qualified deferred compensation plan's liabilities due to changes in the value of the investment options made by employees. As of December 31, 2022, the notional investments underling the TRS amounted to $24.1 million. The contract term of the TRS is through April 2023 and is settled on a monthly basis, therefore limiting counterparty performance risk. The Company did not designate the TRS as an accounting hedge. Rather, the Company records all changes in the fair value of the TRS to earnings to offset the market value changes of its non-qualified deferred compensation plan liabilities.

For the year ended December 31, 2022, the Company recorded the net change in the fair value of the TRS in station operating expenses and corporate, general and administrative expenses in the amount of a $4.6 million benefit. Of this amount, a $1.5 million benefit was recorded in corporate, general and administrative expenses and $3.1 million benefit was recorded in station operating expenses.

14. IMPAIRMENT LOSS

The following table presents the various categories of impairment loss:

| | Impairment Loss | | |
| | For The Years Ended December 31, | | |
	2022	2021	2020
	(amounts in thousands)		
Broadcasting licenses	$ 159,089	$ —	$ 261,929
Goodwill	18,126	—	—
ROU Asset	2,892	556	1,064
Property and equipment and other	436	1,658	1,439
Total	$ 180,543	$ 2,214	$ 264,432

Refer to Note 8, Intangible Assets And Goodwill, and Note 21, Fair Value Of Financial Instruments, for additional information on impairment losses recognized.

15. SHAREHOLDERS' EQUITY

Class B Common Stock

Shares of Class B common stock are transferable only to Joseph M. Field, David J. Field, certain of their family members, their estates and trusts for any of their benefit. Upon any other transfer, shares of Class B common stock automatically convert into shares of Class A common stock on a one-for-one basis.

Dividends

Following the payment of the quarterly dividend for the first quarter of 2020, the Company suspended its quarterly dividend program. Any future dividends will be at the discretion of the Board of Directors based upon the relevant factors at the time of such consideration, including, without limitation, compliance with the restrictions set forth in the Company's Credit Facility and the Notes.

Under the Credit Facility, the 2027 Notes and the 2029 Notes, the Company may be restricted in the amount available for dividends, share repurchases, investments, and debt repurchases in the future based upon its Consolidated Net First-Lien Leverage Ratio. The amount available can increase over time based upon the Company's financial performance and used when its Consolidated Net First-Lien Leverage Ratio is less than or equal to the maximum Secured Leverage Ratio permitted at the time. There are certain other limitations that apply to its use.

The Company did not pay any dividends during the years ended December 31, 2022 and 2021.

Dividend Equivalents

The Company's grants of restricted stock units ("RSUs") include the right, upon vesting, to receive a cash payment equal to the aggregate amount of dividends, if any, that holders would have received on the shares of common stock underlying their RSUs if such RSUs had been vested during the period.

The following table presents the amounts accrued and unpaid on unvested RSUs:

| | Balance Sheet Location | Dividend Equivalent Liabilities | |
| | | December 31, | |
		2022	2021
		(amounts in thousands)	
Short-term	Other current liabilities	$ 229	$ 351
Long-term	Other long-term liabilities	1	92
Total		$ 230	$ 443

Deemed Stock Repurchase When RSUs Vest

Upon vesting of RSUs, a tax obligation is created for both the employer and the employee. Unless employees elect to pay their tax withholding obligations in cash, the Company withholds shares of stock in an amount sufficient to cover their tax withholding obligations. The withholding of these shares by the Company is deemed to be a repurchase of its stock. The following table provides summary information on the deemed repurchase of vested RSUs:

	Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Shares of stock deemed repurchased	702	386	510
Amount recorded as financing activity	$ 1,883	$ 2,066	$ 1,527

Employee Stock Purchase Plan

On May 10, 2022 the Company approved an amendment and restatement of the Employee Stock Purchase Plan (the "ESPP") to increase the number of shares available for issuance thereunder.

The Company's ESPP allows participants to purchase the Company's stock at a price equal to 85% of the market value of such shares on the purchase date. The maximum number of shares authorized to be issued under the amended ESPP is 2.0 million. Pursuant to this plan, the Company does not record compensation expense to the employee as income subject to tax on the difference between the market value and the purchase price, as this plan was designed to meet the requirements of Section 423(b) of the Internal Revenue Code (the "Code"). The Company recognizes the 15% discount in the Company's consolidated statements of operations as non-cash compensation expense. Following the purchase of shares under the ESPP for the first quarter of 2020, the Company temporarily suspended the ESPP. The ESPP resumed on July 1, 2021 and suspended again effective January 1, 2023. The following table presents the amount of shares purchased and non-cash compensation expense recognized in connection with the ESPP:

	Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Number of shares purchased	584	106	166
Non-cash compensation expense recognized	$ 64	$ 47	$ 43

Share Repurchase Program

On November 2, 2017, the Company's Board of Directors announced a share repurchase program (the "2017 Share Repurchase Program") to permit the Company to purchase up to $100.0 million of the Company's issued and outstanding shares of Class A common stock through open market purchases. Shares repurchased by the Company under the 2017 Share Repurchase Program will be at the discretion of the Company based upon the relevant factors at the time of such consideration, including, without limitation, compliance with the restrictions set forth in the Company's Credit Facility, the 2027 Notes and the 2029 Notes.

During the years ended December 31, 2022, 2021 and 2020, the Company did not repurchase any shares under the 2017 Share Repurchase Program.

16. NET INCOME (LOSS) PER COMMON SHARE

Net income per common share is calculated as basic net income per share and diluted net income per share. Basic net income per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share is computed in the same manner as basic net income after assuming issuance of common stock for all potentially dilutive equivalent shares, which includes the potential dilution that could occur: (i) if the RSUs with service conditions were fully vested (using the treasury stock method); (ii) if all of the Company's outstanding stock options that are in-the-money were exercised (using the treasury stock method); (iii) if the RSUs with service and market conditions were considered contingently issuable; and (iv) if the RSUs with service and performance conditions were considered contingently issuable. The Company considered whether the options to purchase Class A common stock in connection with the ESPP were potentially dilutive and concluded there were no dilutive shares as all options are automatically exercised at the balance sheet date.

The Company considered the allocation of undistributed net income for multiple classes of common stock and determined that it was appropriate to allocate undistributed net income between the Company's Class A and Class B common stock on an equal basis. For purposes of making this determination, the Company's charter provides that the holders of Class A and Class B common stock have equal rights and privileges except with respect to voting on most other matters where Class B shares voted by Joseph Field or David Field have a 10 to 1 super vote.

The following tables present the computations of basic and diluted net income (loss) per share from continuing operations and discontinued operations:

| | Year Ended December 31, | | |
	2022	2021	2020
	(amounts in thousands, except share and per share data)		
Basic Income (Loss) Per Share			
Numerator			
Net income (loss)	$ (140,671)	$ (3,572)	$ (242,224)
Denominator			
Basic weighted average shares outstanding	138,653,951	135,981,419	134,570,672
Net income (loss) per share - Basic	$ (1.01)	$ (0.03)	$ (1.80)
Diluted Income (Loss) Per Share			
Numerator			
Net income (loss)	$ (140,671)	$ (3,572)	$ (242,224)
Denominator			
Basic weighted average shares outstanding	138,653,951	135,981,419	134,570,672
Effect of RSUs and options under the treasury stock method	—	—	—
Diluted weighted average shares outstanding	138,653,951	135,981,419	134,570,672
Net income (loss) per share - Diluted	$ (1.01)	$ (0.03)	$ (1.80)

Disclosure of Anti-Dilutive Shares

The following table presents those shares excluded as they were anti-dilutive:

| | Impact Of Equity Awards | | |
| | Years Ended December 31, | | |
	2022	2021	2020
	(amounts in thousands, except per share data)		
Dilutive or anti-dilutive for all potentially dilutive equivalent shares	anti-dilutive	anti-dilutive	anti-dilutive
Excluded shares as anti-dilutive under the treasury stock method:			
Options excluded	—	609	609
Price range of options excluded: from	$ —	$ 3.54	$ 3.54
Price range of options excluded: to	$ —	$ 13.98	$ 13.98
RSUs with service conditions	3,687	464	2,689
Excluded RSUs with service and market conditions as market conditions not met	750	75	—
Excluded shares as anti-dilutive when reporting a net loss	881	2,206	139

17. SHARE-BASED COMPENSATION

Equity Compensation Plan

On May 10, 2022, the Company approved the Audacy 2022 Equity Compensation Plan (the "Plan") and terminated the existing Audacy Equity Compensation Plan and the Audacy Acquisition Equity Compensation Plan, subject to the continued vesting of equity awards that were still outstanding under those plans. The Plan will continue in effect for a term of ten years unless terminated or amended earlier pursuant to the termination provisions under the Plan.

Under the Plan, the Company is permitted to grant Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Dividend Equivalents. The maximum aggregate number of shares that may be issued under the Plan is equal to 11.75 million shares. As of December 31, 2022, the shares available for grant were 9.8 million shares.

Accounting for Share-Based Compensation

The measurement and recognition of compensation expense, for all share-based payment awards made to employees and directors, is based on estimated fair values. The fair value is determined at the time of grant: (i) using the Company's stock price for RSUs; (ii) using the Black Scholes model for options and (iii) and using a Monte Carlo simulation lattice model for RSUs with service and market conditions . The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations. Forfeitures are recognized as they occur.

RSU Activity

The following is a summary of the changes in RSUs under the Plans during the current period:

	Period Ended	Number of Restricted Stock Units	Weighted Average Purchase Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value as of December 31, 2022
		(amounts in thousands)			
RSUs outstanding as of:	December 31, 2021	7,342			
RSUs awarded	December 31, 2022	1,776			
RSUs released	December 31, 2022	(2,371)			
RSUs forfeited	December 31, 2022	(677)			
RSUs outstanding as of:	December 31, 2022	6,070	$ —	0.8	$ 1,311
RSUs vested and expected to vest as of:	December 31, 2022	6,070	$ —	0.8	$ 1,303
RSUs exercisable (vested and deferred) as of:	December 31, 2022	5	$ —	0.0	$ 1
Weighted average remaining recognition period in years		1.4			
Unamortized compensation expense		$ 8,539			

The following table presents additional information on RSU activity:

| | Years Ended December 31, | | | | | |
| | 2022 | | 2021 | | 2020 | |
	Shares	Amount	Shares	Amount	Shares	Amount
	(amounts in thousands, except per share data)					
RSUs issued	1,776	$ 2,742	3,513	$ 10,836	3,793	$ 10,073
RSUs forfeited - service based	(677)	(2,674)	(233)	(678)	(403)	(624)
Net RSUs issued and increase (decrease) to paid-in capital	1,099	$ 68	3,280	$ 10,158	3,390	$ 9,449
Weighted average grant date fair value per share	$ 1.54		$ 3.08		$ 2.66	
Fair value of shares vested per share	$ 3.88		$ 7.49		$ 7.55	
RSUs vested and released	2,371		1,477		1,712	

RSUs With Service and Market Conditions

The Company issued RSUs with service and market conditions that are included in the table above. These shares vest if: (i) the Company's stock achieves certain shareholder performance targets over a defined measurement period; and (ii) the employee fulfills a minimum service period. The compensation expense is recognized even if the market conditions are not satisfied and are only reversed in the event the service period is not met. These RSUs are amortized over the longest of the explicit, implicit or derived service periods, which range from approximately one to three years.

The following table presents the changes in outstanding RSUs with market conditions:

| | Years Ended December 31, | | |
	2022	2021	2020
	(amounts in thousands, except per share data)		
Reconciliation of RSUs with Service And Market Conditions			
Beginning of period balance	31	—	70
Number of RSUs granted	750	31	—
Number of RSUs forfeited	(31)	—	(70)
Number of RSUs vested	—	—	—
End of period balance	750	31	—
Weighted average fair value of RSUs granted with market conditions	$ 0.96	$ 1.34	$ —

The fair value of RSUs with service conditions is estimated using the Company's closing stock price on the date of the grant. To determine the fair value of RSUs with service and market conditions, the Company used the Monte Carlo simulation lattice model. The Company's determination of the fair value was based on the number of shares granted, the Company's stock price on the date of grant and certain assumptions regarding a number of highly complex and subjective variables. If other reasonable assumptions were used, the results could differ.

| | Years Ended December 31, |
	2022
Expected Volatility Structure (1)	91 %
Risk Free Interest Rate (2)	2.75 %
Annual Dividend Payment Per Share (Constant) (3)	— %

(1) Expected Volatility Term Structure - The Company estimated the volatility term structure using: (i) the historical volatility of its stock.

(2) Risk-Free Interest Rate - The Company estimated the risk-free interest rate based upon the implied yield available on U.S. Treasury issues using the Treasury bond rate as of the date of grant.

(3) Annual Dividend Payment Per Share (Constant) - The Company assumed the historical dividend yield in effect at the date of the grant.

RSUs with Service and Performance Conditions

In addition to the RSUs included in the table above summarizing the activity in RSUs under the Plans, the Company issued RSUs with both service and performance conditions. Vesting of performance-based awards, if any, is dependent upon the achievement of certain performance targets. If the performance standards are not achieved, all unvested shares will expire and any accrued expense will be reversed. The Company determines the requisite service period on a case-by-case basis to determine the expense recognition period for non-vested performance based RSUs. The fair value is determined based upon the closing price of the Company's common stock on the date of grant. The Company applies a quarterly probability assessment in computing its non-cash compensation expense and any change in the estimate is reflected as a cumulative adjustment to expense in the quarter of the change.

There was no activity in 2022, 2021, or 2020. As of December 31, 2022, no non-cash compensation expense was recognized for RSUs with performance conditions.

Option Activity

There was no option activity in the year ended December 31, 2022.

	Period Ended	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Intrinsic Value as of December 31, 2022
		(amounts in thousands, except per share data)			
Options outstanding as of:	December 31, 2021	609	$ 11.33		
Options exercised	December 31, 2022	—	—		
Options outstanding as of:	December 31, 2022	609	$ 11.33	1.8	$ —
Options vested and expected to vest as of:	December 31, 2022	609	$ 11.33	1.8	$ —
Options vested and exercisable as of:	December 31, 2022	609	$ 11.33	1.8	$ —
Weighted average remaining recognition period in years		0			
Unamortized compensation expense		$ —			

The following table summarizes significant ranges of outstanding and exercisable options as of the current period:

			Options Outstanding			Options Exercisable	
Range of Exercise Prices			Number of Options Outstanding December 31, 2022	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options Exercisable December 31, 2022	Weighted Average Exercise Price
From		To					
$3.54	$	7.01	66,775	6.5	$ 5.40	66,775	$ 5.40
$9.66	$	13.98	542,582	1.2	$ 12.06	542,582	$ 12.06
$0.17	$	13.98	609,357	1.8	$ 11.33	609,357	$ 11.33

The following table provides summary information on the granting and vesting of options:

Option Issuance and Exercise Data	Years Ended December 31,					
	2022		2021		2020	
	(amounts in thousands except for per share and years)					
	From	To	From	To	From	To
Exercise price range of options issued	$ —	$ —	$ —	$ —	$ —	$ —
Upon vesting, period to exercise in years	0	0	0	0	0	0
Fair value per share upon grant	$ —		$ —		$ —	
Number of options granted	—		—		—	
Intrinsic value per share upon exercise	$ —		$ 4.07		$ —	
Intrinsic value of options exercised	$ —		$ 814		$ —	
Tax benefit from options exercised	$ —		$ 217		$ —	
Cash received from exercise price of options exercised	$ —		$ 86		$ —	

Valuation Of Options

The Company estimates the fair value of option awards on the date of grant using an option-pricing model. The Company used the straight-line single option method for recognizing compensation expense, which was reduced for estimated forfeitures based on awards ultimately expected to vest. The Company's determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price, as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. The Company's stock options have certain characteristics that are different from traded options, and changes in the subjective assumptions could affect the estimated value.

For options granted, the Company used the Black-Scholes option-pricing model and determined: (i) the term by using the simplified plain-vanilla method as the Company's employee exercise history may not be indicative for estimating future exercises; (ii) a historical volatility over a period commensurate with the expected term, with the observation of the volatility on a daily basis; (iii) a risk-free interest rate that was consistent with the expected term of the stock options and based on the U.S. Treasury yield curve in effect at the time of the grant; and (iv) an annual dividend yield based upon the Company's most recent quarterly dividend at the time of grant.

In connection with the QLGG Acquisition in 2020, the Company applied the above described valuation methodologies to determine the fair value for those options assumed.

Recognized Non-Cash Stock-Based Compensation Expense

The following non-cash stock-based compensation expense, which is related primarily to RSUs, is included in each of the respective line items in the Company's statement of operations:

| | Years Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(amounts in thousands)		
Station operating expenses	$ 3,290	$ 4,181	$ 2,348
Corporate general and administrative expenses	5,039	8,753	6,907
Stock-based compensation expense included in operating expenses	8,329	12,934	9,255
Income tax benefit (1)	1,656	2,929	2,222
After-tax stock-based compensation expense	$ 6,673	$ 10,005	$ 7,033

(1)   Amounts exclude impact from any compensation expense subject to Section 162(m) of the Code, which is nondeductible for income tax purposes.

18.   INCOME TAXES

Effective Tax Rate - Overview

The Company's effective income tax rate may be impacted by: (i) changes in the level of income in any of the Company's taxing jurisdictions; (ii) changes in the statutes, rules and tax rates applicable to taxable income in the jurisdictions in which the Company operates; (iii) changes in the expected outcome of income tax audits; (iv) changes in the estimate of expenses that are not deductible for tax purposes; (v) income taxes in certain states where the states' current taxable income is dependent on factors other than the Company's consolidated net income; and (vi) adding facilities in states that on average have different income tax rates from states in which the Company currently operates and the resulting effect on previously reported temporary differences between the tax and financial reporting bases of the Company's assets and liabilities. The Company's annual effective tax rate may also be materially impacted by tax expense associated with non-amortizable assets such as broadcasting licenses and goodwill and changes in the deferred tax valuation allowance.

An impairment loss for financial statement purposes will result in an income tax benefit during the period incurred as the amortization of some portion of the Company's broadcasting licenses and goodwill is deductible for income tax purposes.

Expected and Reported Income Taxes (Benefit)

Income tax expense (benefit) from continuing operations computed using the United States federal statutory rates is reconciled to the reported income tax expense (benefit) from continuing operations as follows:

	Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Federal statutory income tax rate	21 %	21 %	21 %
Computed tax expense at federal statutory rates on income before income taxes	$ (37,999)	$ (800)	$ (68,602)
State income tax expense, net of federal benefit	(6,666)	(502)	(18,538)
Goodwill impairment	3,807	—	—
Valuation allowance current year activity	—	—	—
Tax impact of share-based awards	832	626	1,424
Transaction costs	—	43	19
Rate change related to NOL carryback	—	(2,353)	—
Nondeductible expenses and other	(249)	2,748	1,818
Income taxes	$ (40,275)	$ (238)	$ (83,879)

Effective Income Tax Rates

The Company recognized an income tax benefit at an effective income tax rate of 22.26% for 2022. This rate was higher than the federal statutory rate of 21% primarily due to the impact of state and local income taxes.

The Company recognized an income tax benefit at an effective income tax rate of 6.20% for 2021. This rate was lower than the federal statutory rate of 21% primarily due to the impact of nondeductible expenses and discrete income tax expense items related to the shortfall associated with share-based awards.

The effective income tax rate was 25.70% for 2020. This rate was higher than the federal statutory rate of 21% primarily due to the impact of state and local income taxes.

Income Tax Expense

Income tax expense (benefit) for each year is summarized in the table below.

		Years Ended December 31,				
		2022		**2021**		**2020**
Current:		(amounts in thousands)				
Federal	$	(5,746)	$	(15,135)	$	(5,542)
State		2,622		934		(1,359)
Total current		(3,124)		(14,201)		(6,901)
Deferred:						
Federal		(26,018)		15,545		(54,886)
State		(11,133)		(1,582)		(22,092)
Total deferred		(37,151)		13,963		(76,978)
Total income taxes (benefit)	$	(40,275)	$	(238)	$	(83,879)

Deferred Tax Assets and Deferred Tax Liabilities

The income tax accounting process to determine the Company's deferred tax assets and liabilities involves estimating all temporary differences between the tax and financial reporting bases of the Company's assets and liabilities based on tax laws and statutory tax rates applicable to the period in which the differences are expected to affect taxable income. These estimates include assessing the likely future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Changes to these estimates could have a future impact on the Company's financial position or results of operations.

The components of deferred tax assets and liabilities as of December 31, 2022 and 2021, are as detailed below.

	December 31,	
	2022	2021
	(amounts in thousands)	
Deferred tax assets:		
Federal and state income tax loss carryforwards	$ 71,349	$ 72,600
Share-based compensation	2,983	3,636
Investments - impairments	350	350
Lease rental obligations	3	2,232
Deferred compensation	6,489	8,756
Interest Expense Limitation Carryforward	34,525	13,580
Debt fair value adjustment	1,156	1,429
Reserves	551	551
Lease liability	63,335	68,512
Employee benefits	2,151	2,046
Provision for doubtful accounts	2,514	4,023
Other non-current	—	5,106
Total deferred tax assets before valuation allowance	185,406	182,821
Valuation allowance	(20,158)	(21,249)
Total deferred tax assets	$ 165,248	$ 161,572
Deferred tax liabilities:		
Lease ROU asset	(56,283)	(61,240)
Property, equipment and certain intangibles	(48,159)	(46,668)
Broadcasting licenses and goodwill	(507,176)	(541,329)
Other non-current	(7,008)	—
Total deferred tax liabilities	$ (618,626)	$ (649,237)
Total net deferred tax liabilities	$ (453,378)	$ (487,665)

Valuation Allowance for Deferred Tax Assets

Judgment is required in estimating valuation allowances for deferred tax assets. Deferred tax assets are reduced by a valuation allowance if an assessment of their components indicates that it is more likely than not that all or some portion of these assets will not be realized. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in the carryforward periods under tax law. The Company periodically assesses the need for valuation allowances for deferred tax assets based on more-likely-than-not realization threshold criteria. In the Company's assessment, appropriate consideration is given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, forecasts of future profitability, the duration of statutory carryforward periods and any ownership change limitations under Section 382 of the Code on the Company's future income that can be used to offset historic losses.

For 2022, the Company's ability to utilize net operating loss carryforwards ("NOLs") was limited under Section 382 of the Code as a result of the Merger. For federal income tax purposes, the acquisition of CBS Radio (now Audacy Capital Corp.) was treated as a reverse acquisition which caused the Company to undergo an ownership change under Section 382 of the Code. The utilization of these NOLs in future years will be subject to an annual limitation. In addition, Audacy Capital Corp. has federal NOLs that are subject to a separate IRC Section 382 annual limitation.

As changes occur in the Company's assessments regarding its ability to recover its deferred tax assets, the Company's tax provision is increased in any period in which the Company determines that the recovery is not probable.

The following table presents the changes in the deferred tax asset valuation allowance for the periods indicated:

Year Ended	Balance at Beginning of Year	Increase (Decrease) Charged (Credited) to Income Taxes (Benefit)	Increase (Decrease) Charged (Credited) to Balance Sheet	Purchase Accounting	Balance At End Of Year
		(amounts in thousands)			
December 31, 2022	$ 21,249	$ (1,091)	$ —	$ —	$ 20,158
December 31, 2021	24,399	(3,151)	—	—	21,249
December 31, 2020	25,440	(1,041)	—	—	24,399

Liabilities for Uncertain Tax Positions

The Company recognizes liabilities for uncertain tax positions based on whether evidence indicates that it is more likely than not that the position will be sustained on audit. It is inherently difficult and subjective to estimate such amounts, as this requires the Company to estimate the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis. Changes in assumptions may result in the recognition of a tax benefit or an additional charge to the tax provision.

The Company classifies interest and penalties that are related to income tax liabilities as a component of income tax expense. The income tax liabilities and accrued interest and penalties are presented as non-current liabilities, as payments are not anticipated within one year of the balance sheet date. These non-current income tax liabilities are recorded in other long-term liabilities in the consolidated balance sheets.

The Company's liabilities for uncertain tax positions are reflected in the following table:

	December 31,	
	2022	2021
	(amounts in thousands)	
Liabilities for uncertain tax positions		
Interest and penalties	$ (297)	$ 156
Total	$ (297)	$ 156

The amounts for interest and penalties expense reflected in the statements of operations were eliminated in the statements of cash flows under net deferred taxes (benefit) and other as no cash payments were made during these periods.

The following table presents the expense (income) for uncertain tax positions, which amounts were reflected in the consolidated statements of operations as an increase (decrease) to income tax expense:

	Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Interest and penalties (income)	(297)	156	868
Total income taxes (benefit) from uncertain tax positions	$ (297)	$ 156	$ 868

The following table presents the gross amount of changes in unrecognized tax benefits:

| | Years Ended December 31, | | |
	2022	2021	2020
	(amounts in thousands)		
Beginning of year balance	$ (6,204)	$ (6,488)	$ (6,719)
Prior year positions			
Reductions due to statute lapse	463	284	231
End of year balance	$ (5,741)	$ (6,204)	$ (6,488)
Ending liability balance included above that was reflected as an offset to deferred tax assets	$ (5,741)	$ (6,204)	$ (6,488)

The gross amount of the Company's unrecognized tax benefits is reflected in the above table which, if recognized, may impact the Company's effective income tax rate in the period of recognition. The total amount of unrecognized tax benefits could increase or decrease within the next 12 months for a number of reasons including the expiration of statutes of limitations, audit settlements and tax examination activities.

As of December 31, 2022, there were no significant unrecognized net tax benefits (exclusive of interest and penalties) that over the next 12 months are subject to the expiration of various statutes of limitation. Interest and penalties accrued on uncertain tax positions are released upon the expiration of statutes of limitations.

Federal and State Income Tax Audits

The Company is subject to federal, state and local income tax audits from time to time that could result in proposed assessments. Management believes that the Company has made sufficient tax provisions for tax periods that are within the statutory period of limitations not previously audited and that are potentially open for examination by the taxing authorities. Potential liabilities associated with these years will be resolved when an event occurs to warrant closure, primarily through the completion of audits by the taxing jurisdictions, or if the statute of limitations expires. To the extent audits or other events result in a material adjustment to the accrued estimates, the effect would be recognized during the period of the event. There can be no assurance, however, that the ultimate outcome of audits will not have a material adverse impact on the Company's financial position, results of operations or cash flows.

The Company cannot predict with certainty how these audits will be resolved and whether the Company will be required to make additional tax payments, which may include penalties and interest. For most states where the Company conducts business, the Company is subject to examination for the preceding three to six years. In certain states, the period could be longer.

Income Tax Payments, Refunds and Credits

The following table provides the amount of income tax payments and income tax refunds for the periods indicated:

| | Years Ended December 31, | | |
	2022	2021	2020
	(amounts in thousands)		
Federal and state income tax payments (refunds)	$ (14,554)	$ (300)	$ 2,724

Net Operating Loss Carryforwards

As a result of the Merger with CBS Radio on November 17, 2017, changes in the cumulative ownership percentages triggered a significant limitation in the Company's NOL carryforward utilization.

The Company's ability to use its federal NOL and credit carryforwards is subject to annual limitations as defined in Section 382 of the Code. Audacy Capital Corp. also had federal NOLs that are subject to a separate IRS Section 382 limitation. As a result, the Company has recorded a valuation allowance against a portion of its federal NOLs as it anticipates utilizing $224.0 million of its NOL carryforwards.

The Company has recorded a valuation allowance for its pre-Merger state NOLs as the Company does not expect to obtain a benefit in future periods. In addition, utilization in future years of the NOL carryforwards may be subject to limitations due to the changes in ownership provisions under Section 382 of the Code and similar state provisions. The Company will continue to assess the ability of these carryforwards to be realized in subsequent periods.

The NOLs in the following table reflect an estimate of the NOLs for the 2022 tax filing year as these returns will not be filed until later in 2023:

	Net Operating Losses	
	December 31, 2022	
	NOLs	NOL Expiration Period
	(amounts in thousands)	(in years)
Federal NOL carryforwards	$ 224,007	2030 to indefinite
State NOL carryforwards	$ 509,618	2022 to indefinite
Interest Expense limitation carryforward	$ 129,446	Indefinite

19. SUPPLEMENTAL CASH FLOW DISCLOSURES ON NON-CASH ACTIVITIES

The following table provides non-cash disclosures during the periods indicated:

| | Years Ended December 31, | | |
| | 2022 | 2021 | 2020 |
	(amounts in thousands)		
Operating Activities			
Barter revenues	$ 11,396	$ 10,107	$ 9,616
Barter expenses	$ 11,396	$ 10,094	$ 9,604
Financing Activities			
Increase in paid-in capital from the issuance of RSUs	$ 2,742	$ 10,836	$ 10,073
Decrease in paid-in capital from the forfeiture of RSUs	(2,674)	(678)	(624)
Net paid-in capital of RSUs issued (forfeited)	$ 68	$ 10,158	$ 9,449
Investing Activities			
Change in noncash additions to property and equipment and intangibles	$ (8,757)	$ (1,813)	$ 2,901
Net radio station assets given up in a market	$ (4,496)	$ (21,407)	$ —
Net radio station assets acquired in a market	$ 1,959	$ 25,487	$ —
Contingent Consideration	$ —	$ 7,714	$ —

20. EMPLOYEE SAVINGS AND BENEFIT PLANS

Deferred Compensation Plans

The Company provides certain of its employees and the Board of Directors with an opportunity to defer a portion of their compensation on a tax-favored basis. The obligations by the Company to pay these benefits under the deferred compensation plans represent unsecured general obligations that rank equally with the Company's other unsecured indebtedness. Amounts deferred under these plans were included in other long-term liabilities in the consolidated balance sheets. Any change in the deferred compensation liability for each period is recorded to corporate general and administrative expenses and to station operating expenses in the statement of operations. Further contributions under these plans have been frozen.

Benefit Plan Disclosures	Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Deferred compensation			
Beginning of period balance	$ 32,730	$ 33,474	$ 33,229
Employee compensation deferrals	—	—	—
Employee compensation payments	(4,462)	(5,113)	(3,333)
Increase (decrease) in plan fair value	(4,145)	4,369	3,578
End of period balance	$ 24,123	$ 32,730	$ 33,474

401(k) Savings Plan

The Company has a savings plan which is intended to be qualified under Section 401(k) of the Code. The plan is a defined contribution plan, available to all eligible employees, and allows participants to contribute up to the legal maximum of their eligible compensation, not to exceed the maximum tax-deferred amount allowed by the Internal Revenue Service. The Company's discretionary matching contribution is subject to certain conditions. The Company's contributions for 2022 and 2020 were $6.8 million and $2.2 million, respectively. As discussed above, in response to the COVID-19 pandemic, the Company temporarily suspended its 401(k) matching program in 2020. The 401(k) match resumed on January 1, 2022.

21.   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments Subject to Fair Value Measurements

The Company has determined the types of financial assets and liabilities subject to fair value measurement are: (i) certain tangible and intangible assets subject to impairment testing as described in Note 8, Intangible Assets And Goodwill; (ii) financial instruments as described in Note 12, Long-Term Debt; (iii) deemed deferred compensation plans as described in Note 20, Employee Savings And Benefit Plans; (iv) lease abandonment liabilities ; and (v) interest rate derivative transactions that are outstanding from time to time as described in Note 13, Derivative And Hedging Activities.

The fair value is the price that would be received upon the sale of an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent to the inputs of the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3 – Pricing inputs include significant inputs that are generally less observable than objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

Recurring Fair Value Measurements

The following table sets forth the Company's financial assets and/or liabilities that were accounted for at fair value on a recurring basis and are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value and its placement within the fair value hierarchy levels. During the periods presented, there were no transfers between fair value hierarchical levels.

Description	Fair Value Measurements At Reporting Date				
	Balance at December 31, 2022	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Measured at Net Asset Value as a Practical Expedient (2)
	(amounts in thousands)				
Assets					
Interest rate cash flow hedge [3]	$ 4,012	$ —	$ 4,012	$ —	$ —
Liabilities					
Deferred compensation plan liabilities [1]	$ 24,123	$ 19,944	$ —	$ —	$ 4,179
Contingent Consideration [4]	$ 12	$ —	$ —	$ 12	$ —

Description	Balance at December 31, 2021	Quoted prices in active markets Level 1	Significant other observable inputs Level 2	Significant unobservable inputs Level 3	Measured at Net Asset Value as a Practical Expedient (2)
	(amounts in thousands)				
Liabilities					
Deferred compensation plan liabilities [1]	$ 32,730	$ 26,839	$ —	$ —	$ 5,891
Interest rate cash flow hedge [3]	$ 394	$ —	$ 394	$ —	$ —
Contingent Consideration [4]	$ 8,783	$ —	$ —	$ 8,783	$ —

(1) The Company's deferred compensation liability, which is included in other long-term liabilities, is recorded at fair value on a recurring basis. The unfunded plan allows participants to hypothetically invest in various specified investment options.

(2) The fair value of underlying investments in collective trust funds is determined using the net asset value ("NAV") provided by the administrator of the fund as a practical expedient. The NAV is determined by each fund's trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by outstanding units. In accordance with appropriate accounting guidance, these investments have not been classified in the fair value hierarchy.

(3) The Company's interest rate collar, which is included in other long-term liabilities at December 31, 2021 and other assets, net of accumulated amortization at December 31, 2022, is recorded at fair value on a recurring basis. The derivatives are not exchange listed and therefore the fair value is estimated using models that reflect the contractual terms of the derivative, yield curves, and the credit quality of the counterparties. The models also incorporate the Company's creditworthiness in order to appropriately reflect non-performance risk. Inputs are generally observable and do not contain a high level of subjectivity.

(4) In connection with the Podcorn Acquisition, the Company recorded a liability for contingent consideration payable based upon the achievement of certain annual performance benchmarks over 2 years. The fair value of the liability is estimated using probability-weighted, discounted future cash flows at current tax rates using a scenario based model, and remeasured quarterly. The significant unobservable inputs (Level 3) used to estimate the fair value included the projected Adjusted EBITDA values for 2022 and 2023, as defined in the purchase agreement, and the discount rate. Using an initial discount rate of 10.5%, the fair value of the contingent consideration was $7.7 million at the acquisition date. Due to fluctuation in the market-based inputs used to develop the discount rate, the discount rate decreased to 9.0% at December 31, 2022. Additionally, a reduction in Adjusted EBITDA values for 2022 resulted in a lower expected present value of the contingent consideration. As a result, the fair value of the contingent consideration at December 31, 2022 decreased $8.8 million to $0.1 million. This balance is included in other long-term liabilities.

Non-Recurring Fair Value Measurements

The Company has certain assets that are measured at fair value on a non-recurring basis and are adjusted to fair value only when the carrying values are more than the fair values. The categorization of the framework used to price the assets is considered Level 3, due to the subjective nature of the unobservable inputs used to determine the fair value.

During the second, third and fourth quarters of 2020, the Company conducted interim and annual impairment assessments on its broadcasting licenses. As a result of these impairment assessments, the Company determined the fair values of the broadcasting licenses were less than their respective carrying values. Accordingly, the Company recorded impairment charges in the second, third and fourth quarters of 2020. Refer to Note 8, Intangible Assets and Goodwill, for additional information.

During the fourth quarter of 2020, the Company conducted a qualitative impairment assessment on its goodwill attributable to the podcast reporting unit. As a result of the qualitative impairment test, the Company determined it was more likely than not that the fair value of the podcast reporting unit exceeded its respective carrying amount. Refer to Note 8, Intangible Assets and Goodwill, for additional information.

For the goodwill acquired in the QLGG Acquisition, similar valuation techniques that were applied in the valuation of goodwill under purchase price accounting were also used in the annual impairment testing process. The valuation of the acquired reporting unit approximated fair value. Refer to Note 8, Intangible Assets and Goodwill, for additional information.

There were no events or changes in circumstances which indicated the Company's investments, property and equipment, or other intangible assets may not be recoverable, other than as described below.

During the year ended December 31, 2022, the Company recorded a $2.9 million impairment charge related to ROU asset impairment. The impairment charge was recognized within the impairment loss line item on the consolidated statement of operations. Refer to Note 14, Impairment Loss, for additional information.

The Company performs review of its ROU assets for impairment when evidence exists that the carrying value of an asset may not be recoverable. During the first, second and third quarters of 2021, the Company recorded a $0.3 million impairment charge, a $0.2 million impairment charge, and a $0.1 million impairment charge, respectively, related to ROU asset impairment.

During the first quarter of 2021, the Company recorded a $0.1 million impairment charge related to abandoned furniture and fixtures and a $0.2 million impairment charge related to abandoned computers and equipment. During the second quarter of 2021, the Company recorded a $0.5 million impairment charge related to abandoned computers and equipment. During the fourth quarter of 2021, the Company recorded a $0.9 million impairment charge related to abandoned computers software and disposed property, plant and equipment.

During the first quarter of 2020, the Company recorded a $1.1 million impairment charge related to ROU asset impairment. The impairment charge was recognized within the impairment loss line item on the consolidated statement of operations. Refer to Note 14, Impairment Loss, for additional information.

During the fourth quarter of 2020, the Company recorded a $1.4 million impairment charge related to computer software. The impairment charge was recognized within the impairment loss line item on the consolidated statement of operations. Refer to Note 14, Impairment Loss, for additional information.

Fair Value of Financial Instruments Subject to Disclosures

The estimated fair value of financial instruments is determined using the best available market information and appropriate valuation methodologies. Considerable judgment is necessary, however, in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange, or the value that ultimately will be realized upon maturity or disposition. The use of different market assumptions may have a material effect on the estimated fair value amounts.

The carrying amount of the following assets and liabilities approximates fair value due to the short maturity of these instruments: (i) cash and cash equivalents; (ii) accounts receivable; and (iii) accounts payable, including accrued liabilities.

The following table presents the carrying value of financial instruments and, where practicable, the fair value as of the periods indicated:

| | December 31, 2022 | | December 31, 2021 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(amounts in thousands)			
Term B Loans [1]	$ 632,415	$ 454,548	$ 632,415	$ 626,881
Revolver [2]	$ 180,000	$ 180,000	$ 97,727	$ 97,727
2029 Notes [3]	$ 540,000	$ 92,138	$ 540,000	$ 527,850
2027 Notes [3]	$ 460,000	$ 82,513	$ 470,000	$ 460,600
Accounts receivable facility [4]	$ 75,000		$ 75,000	
Other debt [4]	$ 752		$ 764	
Letters of credit [4]	$ 6,069		$ 6,069	

The following methods and assumptions were used to estimate the fair value of financial instruments:

(1) The Company's determination of the fair value of the Term B-2 Loan was based on quoted prices for these instruments and is considered a Level 2 measurement as the pricing inputs are other than quoted prices in active markets.

(2) The fair value of the Revolver was considered to approximate the carrying value as the interest payments are based on LIBOR rates that reset periodically. The Revolver is considered a Level 2 measurement as the pricing inputs are other than quoted prices in active markets.

(3) The Company utilizes a Level 2 valuation input based upon the market trading prices of the 2029 Notes and 2027 Notes to compute the fair value as these 2029 Notes and 2027 Notes are traded in the debt securities market. The 2029 Notes and 2027 Notes are considered a Level 2 measurement as the pricing inputs are other than quoted prices in active markets.

(4) The Company does not believe it is practicable to estimate the fair value of the accounts receivable facility, other debt or the outstanding standby letters of credit.

Investments Valued Under the Measurement Alternative

The Company holds investments in privately held companies that are not exchange-traded and therefore not supported with observable market prices. The Company does not have significant influence over the investees. The amended accounting guidance for financial instruments, provides an alternative to measure equity securities without readily determinable fair values at cost less impairment (if any), plus or minus observable price changes from an identical or similar investment of the same issuer (the "measurement alternative"). The Company elected the measurement alternative for its qualifying equity securities.

The Company's investments are recognized on the consolidated balance sheet at their cost basis, which represents the amount the Company paid to acquire the investments.

The Company periodically evaluates the carrying value of its investments, when events and circumstances indicate that the carrying amount of the assets may not be recoverable. The Company considers investee financial performance and other information received from the investee companies, as well as any other available estimates of the fair value of the investee companies in its evaluation.

If certain impairment indicators exist, the Company determines the fair value of its investments. If the Company determines the carrying value of an investment exceeds its fair value, the Company writes down the value of the investment to its fair value. The fair value of the investments is not adjusted if there are no identified adverse events or changes in circumstances that may have a material effect on the fair value of the investment.

Since its initial date of investment, the Company has not identified any events or changes in circumstances which would require the Company to estimate the fair value of its investments. Accordingly, there has been no impairment in the Company's investments measured under the measurement alternative. Additionally, there have been no returns of capital or changes resulting from observable price changes in orderly transactions. As a result, the investments measured under the measurement alternative continue to be presented at their original cost basis on the consolidated balance sheets.

There was no change in the carrying value of the Company's cost-method investments since the year ended December 31, 2020 other than as described below.

During the second quarter of 2021, the Company disposed of its investment in The Action Network, a media company featuring news, information and an industry-leading app focused on sports betting and fantasy content for proceeds of $1.2 million. As a result of the sale, the Company recognized a gain on the disposal of $0.9 million.

The following table presents the Company's investments valued under the measurement alternative:

	Investments Valued Under the Measurement Alternative	
	December 31,	
	2022	2021
	(amounts in thousands)	
Investment balance before cumulative impairment as of January 1,	$ 3,005	$ 3,305
Accumulated impairment as of January 1,	—	—
Investment beginning balance after cumulative impairment as of January 1,	3,005	3,305
Disposal of investment in a privately held company		(300)
Ending period balance	$ 3,005	$ 3,005

22.   ASSETS HELD FOR SALE

Assets Held for Sale

Long-lived assets to be sold are classified as held for sale in the period in which they meet all the criteria for the disposal of long-lived assets. The Company measures assets held for sale at the lower of their carrying amount or fair value less cost to sell. Additionally, the Company determined that these assets comprise operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

During the second quarter of 2020, the Company entered into an agreement with Truth Broadcasting Corporation ("Truth") to dispose of property and equipment and two broadcasting licenses in Greensboro, North Carolina. The Company conducted an analysis and determined the assets met the criteria to be classified as held for sale. In aggregate, these assets had a carrying value of $0.5 million. The Company entered into a time brokerage agreement ("TBA") with Truth where Truth commenced operations of the two stations on September 28, 2020. During the period of the TBA, the Company excluded net revenues and station operating expenses associated with the two stations in the Company's consolidated financial statements. In the fourth quarter of 2020, the Company completed this sale for $0.4 million in cash. The Company recognized a loss on the sale, net of expenses, of approximately $0.1 million.

During the fourth quarter of 2020, the Company announced that it entered into an exchange agreement with Urban One, Inc. ("Urban One") pursuant to which the Company would exchange its four station cluster in Charlotte, North Carolina for one station in St. Louis, Missouri, one station in Washington, D.C., and one station in Philadelphia, Pennsylvania (the "Urban One Exchange"). The Company conducted an analysis and determined the assets met the criteria to be classified as held for sale at December 31, 2020. In aggregate, these assets had a carrying value of $21.4 million.

Upon the closing of the Urban One Exchange on April 20, 2021, the Company: (i) removed the assets which had been classified as assets held for sale; (ii) recorded the assets of the acquired stations at fair value; and (iii) recognized a gain on the exchange of approximately $4.0 million. Refer to Note 3, Business Combinations, for additional information.

During the second quarter of 2021, the Company entered into an agreement with a third party to dispose of land and land improvements, and equipment in Sacramento, California. The Company conducted an analysis and determined the assets met the criteria to be classified as held for sale. In aggregate, these assets had a carrying value of approximately $0.5 million. In the fourth quarter of 2021, the Company completed this sale. The Company recognized a gain on the sale, net of commissions and other expenses, of approximately $4.6 million.

During the fourth quarter of 2021, the Company entered into an agreement with a third party to dispose of land, equipment and an FCC license in connection with a sale of a station in San Francisco, California. The Company conducted an analysis and determined the assets met the criteria to be classified as held for sale at December 31, 2021. In aggregate, these assets had a carrying value of approximately $1.0 million. In the second quarter of 2022, the Company completed this sale. The Company recognized a loss on the sale, net of commissions and other expenses, of approximately $0.5 million.

During the second quarter of 2022, the Company entered into an agreement with a third party to dispose of land, and equipment in Houston, Texas. The Company conducted an analysis and determined the assets met the criteria to be classified as held for sale. In aggregate, these assets had a carrying value of approximately $4.2 million. In the third quarter of 2022, the Company completed this sale. The Company recognized a gain on the sale, net of commissions and other expenses, of approximately $10.6 million.

During the third quarter of 2022, the Company entered into an agreement with a third party to dispose of land, equipment and an FCC license in Las Vegas, Nevada. The Company conducted an analysis and determined the assets met the criteria to be classified as held for sale. In aggregate, these assets had a carrying value of approximately $8.3 million. In the fourth quarter of 2022, the Company completed the sale of land and equipment and recognized a gain on the sale, net of commissions and other expenses, of approximately $35.3 million. Additionally in the fourth quarter of 2022, the Company disposed of the FCC license in an exchange transaction with another third party and recognized a loss of $2.0 million. Refer to Note 3, Business Combinations and Exchanges, for additional information.

During the fourth quarter of 2022, the Company agreed to sell its license and assets of a station in Palm Desert, California and tower assets across six markets. The Company conducted an analysis and determined the assets met the criteria to be classified as held for sale at December 31, 2022. In aggregate, these assets have a carrying value of approximately $4.6 million. The transactions are expected to close within one year.

The major categories of these assets held for sale are as follows as of the dates indicated:

	Assets Held for Sale	
	December 31, 2022	December 31, 2021
	(amounts in thousands)	
Net property and equipment	4,618	330
Radio broadcasting licenses	856	703
Net assets held for sale	$ 5,474	$ 1,033

23. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company is subject to various outstanding claims which arise in the ordinary course of business and to other legal proceedings. Management anticipates that any potential liability of the Company, which may arise out of or with respect to these matters, will not materially affect the Company's financial position, results of operations or cash flows.

Insurance

The Company uses a combination of insurance and self-insurance mechanisms to mitigate the potential liabilities for workers' compensation, general liability, property, directors' and officers' liability, vehicle liability and employee health care benefits. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering claims experience, demographic factors, severity factors, outside expertise and other actuarial assumptions. Under these policies, the Company is required to maintain letters of credit.

Broadcast Licenses

The Company could face increased costs in the form of fines and a greater risk that the Company could lose any one or more of its broadcasting licenses if the FCC concludes that programming broadcast by a Company station was obscene, indecent or profane and such conduct warrants license revocation. The FCC's authority to impose a fine for the broadcast of such material is $479,945 for a single incident, with a maximum fine of up to $4,430,255 or a continuing violation. The Company has determined that, at this time, the amount of potential fines and penalties, if any, cannot be estimated.

The Company has filed, on a timely basis, renewal applications for those radio stations with radio broadcasting licenses that are subject to renewal with the FCC. The Company's costs to renew its licenses with the FCC are nominal and are expensed as incurred rather than capitalized. From time to time, the renewal of certain licenses may be delayed. The Company continues to operate these radio stations under their existing licenses until the licenses are renewed. The FCC may delay the renewal pending the resolution of open inquiries. The affected stations are, however, authorized to continue operations until the FCC acts upon the renewal applications. Currently, all of the Company's licenses have been renewed or we have timely filed license renewal applications.

Music Licensing

The Radio Music Licensing Committee (the "RMLC"), of which the Company is a represented participant: (i) has negotiated and entered into, on behalf of participating members, an Interim License Agreement with the American Society of Composers, Authors and Publishers ("ASCAP") effective January 1, 2022 and to remain in effect until the date on which the parties reach agreement as to, or there is court determination of, new interim or final fees, terms, and conditions of a new license for the five (5) year period commencing on January 1, 2022 and concluding on December 31, 2026; (ii) is negotiating and will enter into, on behalf of participating members, an Interim License Agreement with Broadcast Music, Inc. ("BMI"); and (iii) entered into an industry-wide settlement with SESAC, Inc. ("SESAC") resulting in a new license made available to RMLC members, which license was effective retroactively to January 1, 2019 and expired December 31, 2022.

Effective as of January 1, 2021, the Company entered into a direct license agreement with Global Music Rights, LLC. The Company also maintains direct licenses with ASCAP, BMI, and SESAC for the Company's non-broadcast, non-interactive, internet-only services, which direct licenses with ASCAP, BMI, and SESAC are separate from the industry-wide licenses made available through the RMLC.

The United States Copyright Royalty Board ("CRB") held virtual hearings in August 2020 to determine royalty rates for the public digital performance of sound recordings on the Internet ("Webcasting") under federal statutory licenses for the 2021-2025 royalty period (the "Web V Proceedings"). On June 13, 2021, the CRB announced that the Webcasting royalty rates for 2021 would be increasing to $0.0026 per performance for subscription services and $0.0021 per performance for non-subscription services, in addition to an increased minimum annual fee of $1,000 per each channel or station. All fees are subject to annual cost-of-living increases throughout the 2021-2025 fee period.

Leases and Other Contracts

Rental expense is incurred principally for office and broadcasting facilities. Certain of the leases contain clauses that provide for contingent rental expense based upon defined events such as cost of living adjustments and/or maintenance costs in excess of pre-defined amounts.

The Company also has rent obligations under sale and leaseback transactions whereby the Company sold certain of its radio broadcasting towers to third parties for cash in return for long-term leases on these towers. These sale and leaseback obligations are listed in the future minimum annual commitments table. The Company sold these towers as operating these towers to maximize tower rental income was not part of the Company's core strategy.

The following table provides the Company's rent expense for the periods indicated:

	Years Ended December 31,		
	2022	2021	2020
	(amounts in thousands)		
Rent expense	$ 60,434	$ 59,571	$ 58,656

The Company also has various commitments under the following types of contracts:

	Future Minimum Annual Commitments			
	Rent Under Operating Leases	Sale Leaseback Operating Leases	Programming and Related Contracts	Total
	(amounts in thousands)			
Years ending December 31,				
2023	$ 50,651	$ 2,485	$ 240,335	$ 293,471
2024	46,169	2,196	167,225	215,590
2025	40,076	2,229	63,437	105,742
2026	33,624	2,295	34,664	70,583
2027	26,771	2,364	28,005	57,140
Thereafter	67,562	3,571	23,114	94,247
	$ 264,853	$ 15,140	$ 556,780	$ 836,773

24. SUBSEQUENT EVENTS

Events occurring after December 31, 2022, and through the date that these consolidated financial statements were issued, were evaluated to ensure that any subsequent events that met the criteria for recognition have been included.

Accounts Receivable Facility Amendment

On January 27, 2023, the Company and certain of its subsidiaries entered into Amendment No. 2 to the Company's Receivables Purchase Agreement, dated July 15, 2021, among Audacy Operations, Inc., Audacy Receivables, LLC, the investors party thereto, and DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main. The Amendment, among other things, reduces the minimum liquidity the Company is required to maintain to $25 million and aligns the Company's obligations to deliver audited annual financial statements under the Receivables Purchase Agreement to its obligations to deliver such financial statements under the existing Credit Agreement, dated October 17, 2016, among the Company, the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A.

Sale of Assets Held for Sale

On March 3, 2023, the Company completed the sale of tower assets for $17.0 million. These assets were reflected as assets held for sale at December 31, 2022. The Company is expected to recognize a gain on the sale, net of commissions and other expenses, of approximately $12.0 million.

(b)   **Index to Exhibits**

Exhibit Number	Description
3.1 #	Amended and Restated Articles of Incorporation of Audacy, Inc. (Incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K as filed on May 19, 2021).
3.2 #	Amended and Restated Bylaws of Audacy, Inc. (Incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K as filed on May 19, 2021).
4.1 #	Indenture for Senior Secured Second-Lien Notes due May 1, 2027, by and among Audacy Capital Corp. (formerly Entercom Media Corp.), the guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee. (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on May 1, 2019).
4.2 #	Form of 6.500% Senior Secured Second-Lien Note due 2027 (included in Exhibit 4.1) (Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on May 1, 2019).
4.3 #	First Supplemental Indenture, dated as of December 13, 2019, by and among Audacy Capital Corp. (formerly Entercom Media Corp.), the guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee. (Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on December 16, 2019).
4.4 #	Second Supplemental Indenture, dated as of October 20, 201, by and among Audacy Capital Corp., the guarantors named therein, and Deutsche Bank Trust Company Americas. (Incorporated by reference to Exhibit 4.3 to our Current Report on Form 8-K filed on October 20, 2021
4.5 #	Indenture, dated as of March 25, 2021, by and among Audacy Capital Corp. (formerly Entercom Media Corp.), the guarantors named therein, and Deutsche Bank Trust company Americas. (Incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K filed on March 29, 2021
4.6 #	Form of 6.750% Senior Secured Second-Lien Notes due 2029 (included in Exhibit 4.1) (Incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K filed on March 29, 2021)
10.1 #	Credit Agreement, dated as of October 17, 2016, as amended by Amendment No. 1 on March 3, 2017, as amended by Amendment No. 2 on November 17, 2017, as amended by Amendment No. 3 on April 30, 2019, and as amended by Amendment No. 4 on December 13, 2019 by an among Audacy Capital Corp. (formerly Entercom Media Corp.), each of the guarantors party thereto, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. (Incorporated by reference to Exhibit 10.1, (Exhibit A thereof which is a restatement of the Credit Agreement with all amendments) to our Current Report on Form 8-K filed on December 16, 2019).
10.2 #	Amendment No. 5, dated July 20, 2020, to the Credit Agreement, dated October 17, 2016 (as amended), among Audacy Capital Corp. (formerly Entercom Media Corp.), the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (Incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed on November 9, 2020
10.3 #	Amendment No. 6, dated March 5, 2021, to the Credit Agreement, dated October 17, 2016 (as amended), among Audacy Capital Corp. (formerly Entercom Media Corp.), the guarantors party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 9, 2021)
10.4 #	Employment Agreement, dated December 14, 2021, between Audacy, Inc. and David J. Field. (Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 1, 2021)
10.5 #	Employment Agreement dated April 12, 2021 between Audacy, Inc. and Richard Schmaeling. (Incorporated by referenced to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed on August 6, 2021)
10.6 #	Employment Agreement dated May 5, 2020, between Audacy, Inc. (formerly Entercom Communications Corp.) and Susan R. Larkin. (Incorporated by reference to Exhibit 10.11 to our Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 1, 2021)
10.7 #	First Amendment to Employment Agreement dated December 14, 2021 between Audacy, Inc. and Susan R. Larkin. (Incorporated by reference to Exhibit 10.7 to our Annual Report on Form 10-K for the year ended December 31, 2020, filed on March 1, 2021)

10.8 #   Employment Agreement, dated May 15, 2017, between Audacy, Inc. (formerly Entercom Communications Corp.) and Andrew P. Sutor. (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 4, 2017).

10.9 #   First Amendment to Employment Agreement, dated February 20, 2020, between Audacy, Inc. (formerly Entercom Communications Corp.) and Andrew P. Sutor. (Incorporated by reference to Exhibit 10.13 to our Annual Report on Form 10-K for the year ended December 31, 2019, filed on March 2, 2020).

10.10 *   Employment Agreement dated January 9, 2023 between Audacy, Inc. (formerly Entercom Communications Corp.) and J.D. Crowley. (Filed herewith)

10.11 #   Employment Agreement, July 1, 2007, between Audacy, Inc. (formerly Entercom Communications Corp.) and Joseph M. Field. (Incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10Q/A for the quarter ended September 30, 2007, filed on August 5, 2007).

10.12 #   First Amendment to Employment Agreement, December 15, 2008, between Audacy, Inc. (formerly Entercom Communications Corp.) and Joseph M. Field. (Incorporated by reference to Exhibit 10.4 to our Annual Report on Form 10-K for the year ended December 31, 2008, filed on February 26, 2009).

10.13 #   Second Amendment to Employment Agreement, May 10, 2017, between Audacy, Inc. (formerly Entercom Communications Corp.) and Joseph M. Field. (Incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, filed on August 4, 2017).

10.14 #   Audacy 2022 Equity Compensation Plan (Incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 filed on May 10, 2022)

10.15 #   Audacy Employee Stock Purchase Plan (Incorporated by reference to Exhibit 99.1 to our Registration Statement on Form S-8 filed on May 10, 2022)

10.16 #   Audacy Nonemployee Director Compensation Policy (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on May 19, 2021)

10.17 #   Receivables Purchase Agreement, dated as of July 15, 2021, by and among Audacy Receivables, LLC, Autobahn Funding Company LLC, DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main and Audacy Operations, Inc. (Incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on July 21, 2021)

10.18 *   Amendment No. 1 to Receivables Purchase Agreement, dated as of May 24, 2022, by and among Audacy Receivables, LLC, Autobahn Funding Company LLC, DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Frankfurt AM Main and Audacy Operations, Inc. (Filed herewith)

10.19 #   Amendment No. 2, dated January 27, 2023, to the Receivables Purchase Agreement, dated July 15, 2021, among Audacy Operations, Inc., Audacy Receivables, LLC, the investors party thereto, and DZ BANK AG Deutsche Zentral-Gennossenschaftsbank, Frankfurt AM Main. (Incorporated by reference to Exhibit 10.1 to our current Report on Form 8-K filed on January 30, 2023

10.20 #   Purchase and Sale Agreement, dated as of July 15, 2021, among Audacy Operations, Inc., the Originators party thereto and Audacy New York, LLC (Incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K filed on July 21, 2021)

10.21 *   Amendment No. 1 to Purchase and Sale Agreement, dated as of May 24, 2022, among Audacy Operations, INc., the Originators party thereto and Audacy New York, LLC. (Filed herewith)

10.22 #   Sale and Contribution Agreement, dated as of July 15, 2021, among Audacy Operations, Inc., Audacy New York, LLC and Audacy Receivables, LLC (Incorporated by reference to Exhibit 10.3 to our Current Report on Form 8-K filed on July 21, 2021)

10.23 #   Tax Matters Agreement by and between CBS Corporation and Audacy, Inc. (formerly Entercom Communications Corp.), dated as of November 16, 2017 (Incorporated by reference to exhibit 2.10 to our Current Report on Form 8-K filed on November 17, 2017.

21.1 *   Information Regarding Subsidiaries of Audacy, Inc. Filed herewith.

23.1 *   Consent of Grant Thornton LLP. Filed herewith

31.1 *   Certification of President and Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), as created by Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

31.2 *   Certification of Executive Vice President and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), as created by Section 302 of the Sarbanes-Oxley Act of 2002. Filed herewith.

32.1 **   Certification of President and Chief Executive Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 **   Certification of Executive Vice President and Chief Financial Officer pursuant to 18 U.S.C. § 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS   Inline XBRL Instance Document

101.SCH   Inline XBRL Taxonomy Extension Schema

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase

104   Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101)

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*   Filed herewith
\#   Incorporated by reference.
**   Furnished herewith. Exhibit is "accompanying" this report and shall not be deemed to be "filed" herewith.

ITEM 16.   **FORM 10-K SUMMARY PAGE**

Not Presented.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Philadelphia, Pennsylvania, on March 16, 2023.

AUDACY, INC.

By: /s/ DAVID J. FIELD
_____
David J. Field, Chairman, Chief Executive Officer and President
(principal executive officer)

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY	DATE
Principal Executive Officer:		
/s/ DAVID J. FIELD David J. Field	Chairman, Chief Executive Officer and President	March 16, 2023
Principal Financial Officer:		
/s/ RICHARD J. SCHMAELING Richard J. Schmaeling	Executive Vice President and Chief Financial Officer	March 16, 2023
Principal Accounting Officer:		
/s/ ELIZABETH BRAMOWSKI Elizabeth Bramowski	Chief Accounting Officer and Controller	March 16, 2023
Directors:		
/s/ DAVID J. FIELD David J. Field	Director, Chairman of the Board	March 16, 2023
/s/ JOSEPH M. FIELD Joseph M. Field	Chairman Emeritus	March 16, 2023
/s/ DAVID J. BERKMAN David J. Berkman	Director	March 16, 2023
/s/ SEAN R. CREAMER Sean R. Creamer	Director	March 16, 2023
/s/ JOEL HOLLANDER Joel Hollander	Director	March 16, 2023
/s/ LOUISE C. KRAMER Louise C. Kramer	Director	March 16, 2023
/s/ MARK R. LANEVE Mark R. LaNeve	Director	March 16, 2023
/s/ SUSAN K. NEELY Susan K. Neely	Director	March 16, 2023
/s/ MONIQUE L. NELSON Monique L. Nelson	Director	March 16, 2023

Audacy, Inc.
Corporate Information

Directors

David J. Field
Chairman of the Board

Joseph M. Field
Chairman Emeritus

Joel Hollander
Independent Lead Director

David J. Berkman

Sean R. Creamer

Louise C. Kramer

Mark R. LaNeve

Susan K. Neely

Monique L. Nelson

Information Requests

Richard J. Schmaeling
Executive Vice President - Strategic Initiatives & Chief Financial Officer
(610) 660-5686

Independent Auditors

Grant Thornton LLP
515 S. Flower Street, 7th Floor
Los Angeles, CA 90071
Micah Dekofsky, Partner
(213) 627-1717

Officers

David J. Field
President & Chief Executive Officer

Joseph M. Field
Chairman Emeritus

Richard J. Schmaeling
Executive Vice President - Strategic Initiatives & Chief Financial Officer

Susan R. Larkin
Executive Vice President & Chief Operating Officer

J.D. Crowley
President - Podcast and Streaming & Chief Digital Officer

Andrew P. Sutor, IV
Executive Vice President, General Counsel & Secretary

Stock Trading

Class A Common Stock of Audacy, Inc. is traded on the New York Stock Exchange under the Symbol "AUD".

Shareholder Records

Shareholders desiring to change the name, address or ownership of stock, to report lost certificates or to consolidate accounts, should contact Audacy, Inc.'s Transfer Agent.

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.astfinancial.com

